

3 Easton Oval
Columbus, Ohio 43219

April 4, 2012

To Our Shareholders:

The 2012 Annual Meeting of Shareholders (the "Annual Meeting") of M/I Homes, Inc. (the "Company") will be held at 9:00 a.m., local time, on Tuesday, May 8, 2012, at the offices of the Company, 3 Easton Oval, Columbus, Ohio. Holders of record of our common shares as of March 12, 2012 are entitled to notice of, and to vote at, the Annual Meeting.

Enclosed is a copy of our 2011 Annual Report to Shareholders, which includes our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, a notice of the Annual Meeting and a proxy statement and proxy card for the Annual Meeting. It is important that your common shares be represented at the Annual Meeting. Please record your vote on the enclosed proxy card and return it promptly in the postage-paid envelope provided or, alternatively, vote your proxy electronically via the Internet or telephonically in accordance with the instructions on your proxy card.

We look forward to reviewing the activities of the Company at the Annual Meeting. We hope you can be with us.

Sincerely,

/s/ Robert H. Schottenstein
Robert H. Schottenstein,
Chairman and Chief Executive Officer

PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD
IN THE ENVELOPE PROVIDED OR, ALTERNATIVELY, VOTE YOUR PROXY
ELECTRONICALLY VIA THE INTERNET OR TELEPHONICALLY.



3 Easton Oval
Columbus, Ohio 43219

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held May 8, 2012

To Each Shareholder of M/I Homes, Inc.:

Notice is hereby given that the 2012 Annual Meeting of Shareholders (the "Annual Meeting") of M/I Homes, Inc. (the "Company") will be held at 9:00 a.m., local time, on Tuesday, May 8, 2012, at the offices of the Company, 3 Easton Oval, Columbus, Ohio, for the following purposes:

1) To elect three directors to serve until the Company's 2015 Annual Meeting of Shareholders and until their successors have been duly elected and qualified;

2) To consider and vote upon a non-binding, advisory resolution to approve the compensation of the Company's named executive officers;

3) To consider and vote upon a proposal to approve an amendment to the M/I Homes, Inc. 2009 Long-Term Incentive Plan, including an increase in the number of shares available for issuance under the plan and reapproval of the material terms of the performance goals under the plan;

4) To consider and vote upon a proposal to ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the 2012 fiscal year; and

5) To transact such other business as may properly be brought before the Annual Meeting or any adjournment thereof.

Only holders of record of our common shares at the close of business on March 12, 2012 will be entitled to receive notice of, and to vote at, the Annual Meeting or any adjournment thereof.

It is important that your common shares be represented at the Annual Meeting. Whether or not you intend to be present at the Annual Meeting, please complete, sign, date and return the enclosed proxy card in the envelope provided or, alternatively, vote your proxy electronically via the Internet or telephonically in accordance with the instructions on your proxy card.

By Order of the Board of Directors,

/s/ J. Thomas Mason
J. Thomas Mason,
Secretary

April 4, 2012

THE COMPANY'S NOTICE OF ANNUAL MEETING OF SHAREHOLDERS, PROXY STATEMENT, FORM OF PROXY AND 2011 ANNUAL REPORT TO SHAREHOLDERS ARE AVAILABLE ONLINE AT WWW.DOCUMENTVIEW.COM/MHO.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 8, 2012.

The Company's Notice of Annual Meeting of Shareholders, Proxy Statement, form of proxy and 2011 Annual Report to Shareholders are available online at **www.edocumentview.com/MHO.**

For information on how to obtain directions to the Annual Meeting and vote in person, please contact our Investor Relations department at (614) 418-8225 or investorrelations@mihomes.com.

ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS

Instead of receiving paper copies of our future proxy statements, proxy cards and annual reports to shareholders in the mail, shareholders may elect to receive such documents electronically via e-mail or the Internet. Receiving your proxy materials electronically saves us the cost of printing and mailing documents to you and significantly reduces the environmental impact of our shareholder communications. Shareholders may sign up to receive or access future shareholder communications electronically as follows:

- *Shareholders of Record.* If you are a registered shareholder, you may consent to electronic delivery when voting for the Annual Meeting on the Internet at **www.envisionreport.com/MHO.**

- *Beneficial Holders.* If your common shares are not registered in your name, check the information provided to you by your bank, broker or other nominee or contact your bank, broker or other nominee for information on electronic delivery service.



3 Easton Oval
Columbus, Ohio 43219

PROXY STATEMENT
for the
2012 ANNUAL MEETING OF SHAREHOLDERS

To Be Held May 8, 2012

GENERAL

Time, Place and Purposes of Meeting

The 2012 Annual Meeting of Shareholders of M/I Homes, Inc. (the "Annual Meeting") will be held on Tuesday, May 8, 2012 at 9:00 a.m., local time, at our corporate offices at 3 Easton Oval, Columbus, Ohio. The purposes of the Annual Meeting are set forth in the Notice of Annual Meeting of Shareholders to which this Proxy Statement is attached. All references in this Proxy Statement to "M/I Homes," the "Company," "we," "our" or "us" refer to M/I Homes, Inc.

Solicitation of Proxies

This Proxy Statement and the accompanying form of proxy are first being sent on or about April 4, 2012 to holders of the Company's common shares, par value $.01 per share (the "Common Shares"), as of the close of business on March 12, 2012 (the "Record Date"). This Proxy Statement is furnished in connection with the solicitation of proxies by the Company's Board of Directors (the "Board") for use at the Annual Meeting and any adjournment thereof. The Company's 2011 Annual Report to Shareholders (the "2011 Annual Report"), which includes our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the "2011 Form 10-K"), is being mailed together with this Proxy Statement.

Outstanding Shares and Quorum Requirements

There were 18,789,066 Common Shares issued and outstanding on the Record Date. The Common Shares represent our only class of voting securities. Each Common Share outstanding on the Record Date entitles the holder thereof to one vote on each matter submitted to a shareholder vote at the Annual Meeting. A quorum for the Annual Meeting is a majority of the outstanding Common Shares on the Record Date. Common Shares represented by properly executed proxies returned to the Company at or prior to the Annual Meeting or represented by properly authenticated voting instructions timely recorded electronically via the Internet or telephonically will be counted toward the establishment of a quorum for the Annual Meeting even though they are marked "Abstain" (on any or all applicable proposals) or "Withheld" (from any or all director nominees) or are not marked at all.

Voting by Proxy

A proxy card for use at the Annual Meeting is enclosed. You may ensure your representation at the Annual Meeting by completing, signing, dating and promptly returning to the Company, at or prior to the

Annual Meeting, the enclosed proxy card in the envelope provided. Alternatively, shareholders holding Common Shares registered directly with our transfer agent, Computershare, may vote their proxies electronically via the Internet or telephonically by following the instructions on their proxy cards. The deadline for voting electronically via the Internet or telephonically is 1:00 a.m., local time, on May 8, 2012. There are no fees or charges associated with voting electronically via the Internet or telephonically, other than fees or charges, if any, that shareholders pay for access to the Internet and for telephone service. A record holder of Common Shares may also attend the Annual Meeting and vote in person. Beneficial owners of Common Shares held in "street name" by a broker, bank or other nominee may also be eligible to vote their proxies electronically via the Internet or telephonically. Beneficial owners should review the information provided to them by their broker, bank or other nominee. This information will set forth the procedures to be followed in instructing their broker, bank or other nominee how to vote the Common Shares held in "street name" and how to revoke previously given instructions. Beneficial owners who desire to attend the Annual Meeting and vote in person must provide a "legal proxy" from their broker, bank or other nominee in order to vote in person at the Annual Meeting.

Broker/dealers who hold Common Shares for beneficial owners in "street name" may, under the applicable rules of the exchange and other self-regulatory organizations of which they are members, sign and submit proxies for such Common Shares and may vote such Common Shares on "routine" matters, such as the ratification of the appointment of auditors, but broker/dealers may not vote such Common Shares on "non-routine" matters, such as the election of directors, the advisory vote on executive compensation and the approval of the proposed amendment to the M/I Homes, Inc. 2009 Long-Term Incentive Plan (the "2009 LTIP"), without specific instructions from the beneficial owner of such Common Shares. Proxies that are signed and submitted by broker/dealers that have not been voted on certain matters as described in the previous sentence are referred to as "broker non-votes."

Revocation of Proxies

A record holder may revoke his or her proxy at any time before it is exercised at the Annual Meeting by (1) filing a written notice with the Company revoking the proxy, (2) duly executing a proxy card bearing a later date, (3) casting a new vote electronically via the Internet or telephonically or (4) attending the Annual Meeting and voting in person. Attending the Annual Meeting without voting in person will not revoke a previously delivered proxy. Beneficial owners of Common Shares held in "street name" should follow the instructions provided by their broker, bank or other nominee to revoke a previously delivered proxy. Subject to such revocation and except as otherwise stated in this Proxy Statement or in the form of proxy, all proxies properly executed that are received prior to, or at the time of, the Annual Meeting and all proxies properly voted electronically via the Internet or telephonically before 1:00 a.m., local time, on May 8, 2012, will be voted in accordance with the instructions contained therein. If no instructions are given (excluding broker non-votes), proxies will be voted FOR the election of the director nominees identified in Proposal No. 1, FOR the approval of the compensation of the Company's named executive officers as disclosed in this Proxy Statement (Proposal No. 2), FOR the approval of an amendment to the 2009 LTIP (Proposal No. 3), FOR the ratification of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2012 (Proposal No. 4) and at the discretion of the proxy holders on all other matters that may properly be brought before the Annual Meeting or any adjournment thereof.

Proposal No. 1

ELECTION OF DIRECTORS

Pursuant to the Company's Amended and Restated Regulations (as amended, the "Regulations"), the Board is comprised of nine directors, divided into three classes with staggered three-year terms. A class of three directors is to be elected at the Annual Meeting. The Board has nominated the persons set forth in the table below for election as directors of the Company at the Annual Meeting. The three nominees receiving the greatest number of votes cast will be elected to serve until the Company's 2015 Annual Meeting of Shareholders and until their successors are duly elected and qualified or until their earlier death, resignation or removal. Withheld votes with respect to any nominee (or all of the nominees) and broker non-votes will be counted for purposes of establishing a quorum, but will have no effect on the election of such nominee(s).

Unless otherwise specified in your proxy, the Common Shares voted pursuant to your proxy will be voted FOR the election of the director nominees identified below. The Board has no reason to believe that any nominee will not serve as a director if elected at the Annual Meeting. If any nominee becomes unable to serve or for good cause will not serve as a director, the proxy holders reserve full discretion to vote the Common Shares represented by the proxies they hold for the election of the remaining nominees and for the election of any substitute nominee(s) designated by the Board.

Your Board of Directors unanimously recommends a vote <u>FOR</u> each of the director nominees named below.

BOARD OF DIRECTORS

Name	Age	Current Position(s) with the Company and/or Business Experience	Director Since

Director Nominees - Term to Expire at 2015 Annual Meeting of Shareholders

Thomas D. Igoe*	80	Consultant to Bank One, NA's Corporate Banking Division from January 1997 until December 1999. From 1962 until January 1997, Mr. Igoe was an employee of Bank One, NA, serving last as Senior Vice President - Corporate Banking. Committee Memberships: Audit (Chairman); Nominating and Governance	2000

Mr. Igoe has more than 35 years of commercial banking experience and qualifies as an audit committee financial expert under the applicable rules ("SEC Rules") of the Securities and Exchange Commission (the "SEC"). During his banking career, Mr. Igoe's responsibilities included analyzing and evaluating consolidated financial statements in order to make lending decisions and actively supervising others in conducting financial statement and financial condition analysis and evaluation. Mr. Igoe provides the Board with valuable financial knowledge and risk assessment expertise.

J. Thomas Mason	54	Secretary of the Company since July 2002, Executive Vice President of the Company since February 2008 and Chief Legal Officer of the Company since November 2011. Mr. Mason served as Senior Vice President of the Company from July 2002 until February 2008 and as General Counsel of the Company from July 2002 until November 2011. Prior to July 2002, Mr. Mason was a partner with the law firm of Vorys, Sater, Seymour and Pease LLP in Columbus, Ohio. Committee Memberships: None	2006

Mr. Mason has practiced law for over 28 years, including 18 years in private practice, with an emphasis on land acquisition/disposition and development. As Chief Legal Officer and Secretary of the Company, Mr. Mason is actively involved in the Company's risk management, land acquisition/disposition and development and human resources functions. Mr. Mason provides the Board with insight into legal issues affecting the Company as well as valuable real estate expertise and detailed knowledge of many areas of our business.

Sharen Jester Turney*	55	President and Chief Executive Officer of Victoria's Secret, a division of Limited Brands, Inc., a publicly-traded national retailer, since 2006. From 2000 to 2006, Ms. Turney served as President and Chief Executive Officer of Victoria's Secret Direct, the brand's catalogue and e-commerce arm. Prior to joining Victoria's Secret, Ms. Turney served in various executive roles with Neiman Marcus Group, Inc., a publicly-traded national retailer. Committee Memberships: Nominating and Governance	2011

Ms. Turney's service as an executive officer of public companies provides the Board with diverse and valuable experience in numerous areas, including business management, strategic planning, retailing, finance, marketing, understanding the customer, brand management and sourcing.

Name	Age	Current Position(s) with the Company and/or Business Experience	Director Since

Directors - Term to Expire at 2013 Annual Meeting of Shareholders

Name	Age	Current Position(s)	Director Since
Friedrich K.M. Böhm*	70	Senior Partner and Chairman of White Oak Partners, a private equity firm, since 2008. Chairman Emeritus of NBBJ, an international architectural firm, from 2006 to 2008. From 1997 until 2006, Mr. Böhm was Chairman of NBBJ and from 1987 until 1997, he was Managing Partner and Chief Executive Officer of NBBJ. He currently serves as a director of TRC Companies, Inc. and The Daimler Group and was formerly a director of Huntington National Bank and NBBJ. Committee Memberships: Audit; Compensation (Chairman); Executive	1994

For nearly 20 years, Mr. Böhm served in an executive role with NBBJ, a leading international architectural firm that has designed communities, buildings, products, environments and digital experiences, including designing over 300,000 housing units. Mr. Böhm provides the Board with extensive and broad-based operating, design, strategic planning and management experience.

Name	Age	Current Position(s)	Director Since
Jeffrey H. Miro*	69	Partner in the law firm of Honigman Miller Schwartz and Cohn LLP in Detroit, Michigan since November 2004. From 1981 until November 2004, Mr. Miro was a partner and chairman of the law firm of Miro, Weiner & Kramer. In addition, Mr. Miro is an Adjunct Professor of Law at the University of Michigan Law School. He currently serves as a director of Limited Brands, Inc. and was formerly a director of Sotheby's Holdings, Inc. Committee Membership: Compensation	1998

Mr. Miro brings over 40 years of legal experience to the Board, during which time he has focused his practice on advising clients on matters related to corporate boards, corporate governance and corporate strategy, as well as real estate law and tax planning. Mr. Miro provides the Board and management with insight into many legal matters we regularly face as a public company.

Name	Age	Current Position(s)	Director Since
Robert H. Schottenstein	59	Chairman of the Company since March 2004, Chief Executive Officer of the Company since January 2004, President of the Company since May 1996 and Assistant Secretary of the Company since March 1991. Mr. Schottenstein currently serves as Chair of the Board of Trustees of The Ohio State University ("OSU") and was formerly a director of Huntington Bancshares Incorporated. Committee Membership: Executive (Chairman)	1993

Mr. Schottenstein's day-to-day leadership as Chief Executive Officer of the Company, more than 21 years of service with the Company in various roles spanning production, sales and land acquisition/disposition and development, family relationship (he is the son of the founder of the Company) and previous experience as a real estate attorney provides the Board with extensive knowledge of our operations, business, industry and history.

Name	Age	Current Position(s) with the Company and/or Business Experience	Director Since

Directors - Term to Expire at 2014 Annual Meeting of Shareholders

Name	Age	Current Position(s) with the Company and/or Business Experience	Director Since
Joseph A. Alutto, Ph.D.	70	Executive Vice President and Provost of OSU since October 2007. Dr. Alutto served as the Interim President and Provost of OSU from July 2007 until October 2007 and as the Dean and John W. Berry Sr. Chair in Business of the Max M. Fisher College of Business at OSU from 1991 until 2007. Dr. Alutto currently serves as a director of The Children's Place Retail Stores, Inc. and was formerly a director of Nationwide Financial Services, Inc. and United Retail, Inc. Committee Membership: None	2005

Based on his nearly 21 years of service at OSU, one of the largest universities in the nation, including his current service as Executive Vice President and Provost and 16 years of service as Dean of the College of Business, Dr. Alutto brings business management, strategic planning, finance and human resources expertise to the Board. In addition, having served as a director of multiple public companies, Dr. Alutto provides the Board with knowledge of a broad range of corporate and board functions.

Name	Age	Current Position(s) with the Company and/or Business Experience	Director Since
Phillip G. Creek	59	Chief Financial Officer of the Company since September 2000, Executive Vice President of the Company since February 2008 and Chief Financial Officer of M/I Financial Corp., a wholly-owned subsidiary of the Company ("M/I Financial"), since September 2000. Mr. Creek served as Senior Vice President of the Company from September 1993 until February 2008, as Treasurer of the Company from January 1993 until February 2005 and again from December 2009 until May 2010, as Treasurer of M/I Financial Corp. from September 2000 until May 2010 and as Senior Vice President of M/I Financial from February 1997 until September 2000. Committee Membership: Executive	2002

Mr. Creek has served in various management positions with the Company since 1993 and has worked in the homebuilding industry since 1978. Mr. Creek has extensive experience in finance, accounting, strategic planning, homebuilding operations, investor relations and capital markets and provides the Board with valuable knowledge of the homebuilding industry and the Company's operations.

Name	Age	Current Position(s) with the Company and/or Business Experience	Director Since
Norman L. Traeger*	72	Founded United Skates of America, a chain of family fun centers, in 1971 and The Discovery Group, a venture capital firm, in 1983. Mr. Traeger currently owns and manages industrial, commercial and office real estate. Mr. Traeger currently serves as a director of The Discovery Group. Committee Memberships: Audit; Compensation; Nominating and Governance (Chairman)	1997

Mr. Traeger's diverse background as a business owner and operator, venture capitalist and real estate developer provides the Board with significant experience in sales, marketing, strategic planning and capital formation, as well as entrepreneurial and operational expertise.

---

* Independent director under the applicable rules ("NYSE Rules") of the New York Stock Exchange ("NYSE").

INFORMATION REGARDING THE BOARD, ITS COMMITTEES AND CORPORATE GOVERNANCE

Board Organization and Committees

The Board currently has nine members. The Board has determined that five of the nine directors meet the criteria for independence required by NYSE Rules. When determining whether a director qualifies as independent, the Board, in accordance with NYSE Rules, broadly considers all relevant facts and circumstances to determine whether the director has any material relationship with the Company, either directly or indirectly (as a partner, shareholder or officer of an organization that has a relationship with the Company), other than serving as one of our directors. With respect to the five independent directors (Friedrich K.M. Böhm, Thomas D. Igoe, Jeffrey H. Miro, Norman L. Traeger and Sharen Jester Turney), the Board determined that they meet the criteria for independence required by NYSE Rules on the basis that they have no relationships with the Company, either directly or indirectly, including, without limitation, any commercial, industrial, banking, consulting, legal, accounting, charitable or familial relationships, other than serving as a director of the Company.

With respect to Joseph A. Alutto, Ph.D., who serves as the Executive Vice President and Provost of OSU, the Board determined that Dr. Alutto currently does not meet the criteria for independence required by NYSE Rules. The Board made this determination based on the Company's current relationship with OSU, including Robert H. Schottenstein's membership on the OSU Board of Trustees and the periodic contributions made to OSU by The M/I Homes Foundation, a wholly-owned subsidiary of the Company.

Pursuant to the Company's Corporate Governance Guidelines, each independent director is required to notify the Chairman of the Nominating and Governance Committee, as soon as practicable, in the event the director's circumstances change in a manner that may affect the Board's evaluation of his or her independence.

During 2011, the Board held four meetings, and each director attended at least 75% of the total number of meetings of the Board and the committees on which he or she served (in each case, held during the period such director served).

During 2011, the Board had four standing committees: the Audit Committee; the Compensation Committee; the Nominating and Governance Committee; and the Executive Committee. In accordance with applicable SEC Rules and NYSE Rules, each of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee has its own written charter, which is available on the Company's website at mihomes.com under the "Investors" heading or by writing to M/I Homes, Inc., 3 Easton Oval, Suite 500, Columbus, Ohio 43219, c/o Chief Legal Officer and Secretary.

Audit Committee. The Audit Committee operates pursuant to a written Audit Committee Charter adopted by the Board which reflects SEC Rules and NYSE Rules relating to audit committees. The Audit Committee annually reviews and assesses the adequacy of its charter and recommends changes to the Board as necessary to reflect changes in regulatory requirements, authoritative guidance and evolving practices. The primary purpose of the Audit Committee is to assist the Board in its oversight of: (1) the integrity of the Company's consolidated financial statements and internal control over financial reporting; (2) the Company's compliance with legal and regulatory requirements; (3) the Company's independent registered public accounting firm's qualifications, independence and performance; and (4) the performance of the Company's internal audit function.

The Audit Committee's specific responsibilities include: (1) reviewing and discussing the overall scope of the independent registered public accounting firm's annual audit plans, including staffing, professional services, audit procedures and fees; (2) reviewing and discussing the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the Company's financial statements; (3) reviewing and discussing the Company's quarterly financial statements and annual audited financial statements and related disclosures; (4) discussing the assessments of the adequacy and effectiveness of the Company's systems of disclosure controls and procedures and internal control over financial reporting; (5) discussing the guidelines and policies used by management to govern the process by which risk assessment and risk management is undertaken, paying particular attention to financial risk exposures; (6) monitoring and reporting to the Board concerning the independence, qualifications and performance of the independent registered public accounting firm; (7) reviewing and pre-approving all audit services and permitted non-audit services to be performed for the Company

or its subsidiaries; (8) reviewing the internal auditors' annual audit plans and reviewing reports concerning the results of internal audits; (9) reviewing and discussing with the internal auditors their assessments of the Company's risk management processes and system of internal control; (10) establishing procedures for the confidential submission, receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters; and (11) reviewing any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the independent registered public accounting firm or the performance of the internal audit function.

Each member of the Audit Committee qualifies as independent and is financially literate under applicable SEC Rules and NYSE Rules. The Board has determined that the Audit Committee's Chairman, Thomas D. Igoe, qualifies as an audit committee financial expert as defined by applicable SEC Rules. The Board determined that Mr. Igoe has acquired the requisite attributes to qualify as an audit committee financial expert by virtue of his more than 35 years as a commercial banker. During his banking career, Mr. Igoe's responsibilities included analyzing and evaluating consolidated financial statements in order to make lending decisions and actively supervising others in conducting financial statement and financial condition analysis and evaluation. The Audit Committee has been established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Audit Committee met nine times during 2011. In addition, the Chairman of the Audit Committee, on behalf of the Audit Committee, met five times with the Company's senior financial management, including the internal auditors, and the Company's independent registered public accounting firm, and discussed the Company's interim and fiscal year financial information prior to public release. These meetings were followed up with a telephonic report by the Audit Committee Chairman to the other members of the Audit Committee. The Audit Committee's report relating to the 2011 fiscal year appears on page 60 of this Proxy Statement.

Compensation Committee. The Compensation Committee operates pursuant to a written Compensation Committee Charter adopted by the Board which reflects NYSE Rules relating to compensation committees. The Compensation Committee annually reviews and assesses the adequacy of its charter and recommends changes to the Board as necessary to reflect changes in regulatory requirements, authoritative guidance and evolving practices. Each member of the Compensation Committee qualifies as independent under applicable NYSE Rules. The Compensation Committee's primary purpose is to assist the Board in discharging its responsibilities relating to the compensation (cash, equity and otherwise) to be provided to the executive officers and directors of the Company. The Compensation Committee Charter sets forth the specific responsibilities and duties of the Compensation Committee, which include: (1) establishing the Company's executive compensation philosophy, objectives and policies; (2) reviewing, approving and determining the amount and form of compensation for the executive officers; (3) reviewing and making recommendations to the Board regarding the amount and form of non-employee director compensation; (4) developing and administering plans to qualify the compensation paid to the executive officers for tax deductibility to the extent feasible; (5) reviewing, making recommendations to the Board concerning and administering the Company's incentive and equity-based compensation plans; (6) reviewing and discussing with the Board the Company's organizational structure and plans for management succession; (7) reviewing and discussing with management the Compensation Discussion and Analysis section of the proxy statement and recommending to the Board whether to include such Compensation Discussion and Analysis section in the proxy statement; and (8) preparing a report on executive officer compensation for inclusion in the proxy statement. The human resources department supports the Compensation Committee in its duties, and the Compensation Committee from time to time delegates to the human resources department its authority to fulfill certain administrative duties. The Compensation Committee has the authority under its charter to select, retain, terminate and approve fees for consultants as it deems necessary to assist in the fulfillment of its responsibilities.

The Compensation Committee met seven times during 2011. The Compensation Committee's report relating to the 2011 fiscal year appears on page 44 of this Proxy Statement. See "Compensation Discussion and Analysis" beginning on page 31 of this Proxy Statement for more information concerning the activities of the Compensation Committee with respect to the 2011 fiscal year, including the Compensation Committee's engagement of Pearl Meyer & Partners, an independent outside consulting firm, to assist the Compensation Committee in the design of the Company's 2011 executive compensation program.

Nominating and Governance Committee. The Nominating and Governance Committee operates pursuant to a written Nominating and Governance Committee Charter adopted by the Board which reflects NYSE Rules relating to nominating committees. The Nominating and Governance Committee annually reviews and assesses the adequacy of its charter and recommends changes to the Board as necessary to reflect changes in regulatory requirements, authoritative guidance and evolving practices. The Nominating and Governance Committee's primary responsibility is to assist the Board on the broad range of issues surrounding the composition and operation of the Board, including: (1) identifying individuals qualified to become directors; (2) recommending to the Board director nominees for the next annual meeting of shareholders; and (3) developing and recommending to the Board a set of corporate governance principles. In addition, the Nominating and Governance Committee recommends to the Board committee selections and oversees the evaluation of the Board. Each member of the Nominating and Governance Committee qualifies as independent under the applicable NYSE Rules. The Nominating and Governance Committee met four times during 2011.

Executive Committee. When the Board is not in session, the Executive Committee may exercise those powers and carry out those duties of the Board which may lawfully be delegated by the Board. During 2011, the Executive Committee did not hold any formal meetings; however, the committee approved four actions by unanimous written consent.

Corporate Governance Guidelines

In accordance with NYSE Rules, the Board operates pursuant to written Corporate Governance Guidelines intended to promote the effective functioning of the Board and its committees and to reflect the Company's commitment to the highest standards of corporate governance. The Board, with the assistance of the Nominating and Governance Committee, periodically reviews the Corporate Governance Guidelines to ensure they are in compliance with all applicable requirements. The Corporate Governance Guidelines are available on the Company's website at mihomes.com under the "Investors" heading or by writing to M/I Homes, Inc., 3 Easton Oval, Suite 500, Columbus, Ohio 43219, c/o Chief Legal Officer and Secretary.

Review, Approval or Ratification of Related Person Transactions

All Related Person Transactions (as defined below) are subject to our written Related Person Transaction Policy. Under this policy, the Audit Committee is responsible for reviewing and approving (or ratifying) all Related Person Transactions. In carrying out its responsibilities, the Audit Committee considers all relevant facts and circumstances relating to a Related Person Transaction and either approves (or ratifies) or disapproves the Related Person Transaction. While the relevant facts and circumstances vary depending on the transaction, they generally include:

- the benefits to the Company of the transaction;

- the terms of the transaction

- the interest of the Related Person (as defined below) in the transaction;

- the alternatives to entering into the transaction;

- whether the transaction is on terms comparable to those available from third parties; and

- the overall fairness of the transaction.

The Audit Committee will approve (or ratify) a Related Person Transaction only if it determines that it is in the best interests of the Company. No director may participate in the consideration or approval (or ratification) of a Related Person Transaction with respect to which he or she or any of his or her immediate family members is a Related Person. The Audit Committee may, from time to time, delegate its duties under the Related Person Transaction Policy to the Audit Committee Chairman.

To the extent practicable, all Related Person Transactions will be approved in advance. If advance approval is not practicable, or if a Related Person Transaction that has not been pre-approved is brought to the attention of the Audit Committee, the Audit Committee will promptly consider all of the relevant facts and circumstances in its ratification of the transaction. Our directors, executive officers and other members of management are responsible for bringing all proposed Related Person Transactions of which they have knowledge to the attention of the Audit Committee Chairman.

Under our policy, a "Related Person Transaction" is any transaction, arrangement or relationship in which the Company or any of our subsidiaries was or is to be a participant and any Related Person had or will have a direct or indirect interest. A "Related Person" is any person who is: (1) a director (or nominee for director) or executive officer of the Company; (2) to our knowledge, the beneficial owner of more than 5% of the Common Shares; or (3) any immediate family member of any of the foregoing persons.

We did not engage in any Related Person Transactions during the 2011 fiscal year (other than the transaction disclosed in our Proxy Statement for the 2011 Annual Meeting of Shareholders), and we are not engaged in any currently proposed Related Person Transactions.

Attendance at Annual Shareholder Meetings

The Company does not have a formal policy with respect to attendance by our directors at our annual meetings of shareholders. However, directors are encouraged to attend, and the Board and its committees meet immediately following, each annual meeting of shareholders. All nine directors attended the 2011 Annual Meeting of Shareholders.

Code of Business Conduct and Ethics

All of the Company's directors, officers and employees (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions) must adhere to the Company's Code of Business Conduct and Ethics, which complies with applicable SEC Rules and NYSE Rules and is intended to reinforce our commitment to maintaining the highest ethical standards in operating our business. The Code of Business Conduct and Ethics is available on the Company's website at mihomes.com under the "Investors" heading or by writing to M/I Homes, Inc., 3 Easton Oval, Suite 500, Columbus, Ohio 43219, c/o Chief Legal Officer and Secretary. We intend to satisfy the requirements under Item 5.05 of Form 8-K regarding disclosure of amendments to, or waivers from, provisions of the Code of Business Conduct and Ethics that relate to elements listed under Item 406(b) of Regulation S-K and apply to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by posting such information on our website.

Executive Sessions

In accordance with our Corporate Governance Guidelines and NYSE Rules, our non-management directors meet (without management or inside directors present) at regularly scheduled meetings at least twice per year and at such other times as the directors deem necessary or appropriate. Each executive session is chaired by one of the non-management directors on a rotating basis in alphabetical order. During 2011, the non-management directors held four executive sessions.

Communications with the Board of Directors

The Board believes it is important for shareholders and other interested parties to have a process by which to send communications to the Board. Accordingly, shareholders and other interested parties who wish to communicate with the Board or a particular director or group of directors (including the non-management directors) may do so by sending a letter to M/I Homes, Inc., 3 Easton Oval, Suite 500, Columbus, Ohio 43219, c/o Secretary. The mailing envelope must contain a clear notation indicating that the enclosed letter is a "Shareholder/Interested Party-Board Communication" or "Shareholder/ Interested Party-Director Communication." All such letters must identify the author as a shareholder or other

interested party (indicating such interest) and clearly state whether the intended recipients are all members of the Board or certain specified individual directors. The Secretary will make copies of all such letters and circulate them to the appropriate director or directors.

Board Leadership Structure

The Company does not have a fixed policy regarding whether the offices of Chairman of the Board and Chief Executive Officer should be vested in the same person or two different people. The Board has determined that the most effective leadership structure for us at the present time is for the Chief Executive Officer to also serve as the Chairman, a structure that we believe has served us well over the years. The Board believes that our Chief Executive Officer is best qualified to serve as Chairman because, as the officer ultimately responsible for our operations and performance, he is intimately familiar with our business, operations and industry and uniquely positioned to effectively identify and lead discussions concerning our strategic priorities. The Board further believes that the combined role of Chairman and Chief Executive Officer promotes the development and execution of our business strategy and facilitates information flow between management and the Board, which are essential to effective governance. In addition, the Board believes that our current Chief Executive Officer's family relationship (he is the son of the founder of the Company), previous experience as a real estate attorney and more than 21 years of service with the Company in various roles spanning production, sales and land acquisition/disposition and development further qualify him to serve as Chairman. The Board periodically reviews our leadership structure and retains the authority to modify the structure, as and when appropriate, to address our then current circumstances. The Board has elected not to appoint a separate lead director at the present time. However, our non-management directors meet in executive session at every regularly scheduled Board meeting without management or the inside directors present.

Board's Role in Risk Oversight

Management is responsible for identifying and managing risk and bringing to the Board's (or the applicable committee's) attention the most material risks that we face. While management reviews risk on a company-wide basis, it focuses on risks in three primary areas: (1) financial risk; (2) legal, compliance and regulatory risk; and (3) operational and strategic risk. The Board has ultimate oversight responsibility for our risk-management program and carries out this responsibility directly and through its committees. The full Board directly oversees and reviews operational and strategic risk and receives regular reports from the committee chairs regarding risk oversight in the committees' respective areas of responsibility. The Audit Committee oversees and reviews financial risk (including our internal controls) and legal, compliance and regulatory risk. In carrying out their oversight responsibilities, the full Board and the Audit Committee receive regular reports from the appropriate members of management regarding the material risks that have been identified, including how those risks are being managed and strategies for mitigating those risks. The Audit Committee also receives an annual risk assessment report from our internal auditors and, in accordance with its charter, discusses with management the guidelines and policies that management uses to govern the process by which risk assessment and management is undertaken, with particular attention to financial risks.

In connection with its oversight of our executive compensation program, the Compensation Committee reviews and evaluates our compensation policies and practices relating to our employees (as well as our executive officers). During its review and evaluation, the Compensation Committee focuses on any incentives that may create, and any factors that may reduce the likelihood of, excessive risk taking by our employees to determine whether our compensation policies and practices present a material risk to us. Based on this review, the Compensation Committee has concluded that our compensation policies and practices for our employees (including our executive officers) do not create risks that are reasonably likely to have a material adverse effect on us.

The Nominating and Governance Committee oversees risks related to the composition and operation of our Board, including director independence and potential conflicts of interest.

Nomination of Directors

As described above, the Company has a standing Nominating and Governance Committee that is responsible for providing oversight on the broad range of issues surrounding the composition and operation of the Board, including identifying candidates qualified to become directors and recommending director nominees to the Board.

When considering candidates for the Board, the Nominating and Governance Committee evaluates the entirety of each candidate's credentials and does not have any specific eligibility requirements or minimum qualifications that must be met by a Nominating and Governance Committee-recommended nominee. The Nominating and Governance Committee considers those factors it deems appropriate, including judgment, skill, independence, diversity, strength of character, experience with businesses and organizations comparable in size or scope, experience as an executive of, or advisor to, a publicly-traded or private company, experience and skill relative to other Board members, specialized knowledge or experience and desirability of the candidate's membership on the Board. The Nominating and Governance Committee does not have a formal policy with regard to the consideration of diversity in identifying director nominees. However, the Nominating and Governance Committee considers diversity, including diversity of gender, race and ethnicity, education, professional experience, viewpoints, backgrounds and skills. The Nominating and Governance Committee does not assign a specific weight to particular factors and, depending upon the current needs of the Board, may weigh certain factors more or less heavily. The Nominating and Governance Committee does, however, believe that all members of the Board should have the highest character and integrity, a reputation for working constructively with others, sufficient time to devote to Board matters and no conflict of interest that would materially interfere with performance as a director.

The Nominating and Governance Committee considers candidates for the Board from any reasonable source, including shareholder recommendations, and does not evaluate candidates differently based on who has made the recommendation. Pursuant to its written charter, the Nominating and Governance Committee has the authority to retain consultants and search firms to assist in the process of identifying and evaluating candidates and to approve the fees and other retention terms for any such consultant or search firm. No such consultant or search firm has been used to date.

Shareholders may recommend director candidates for consideration by the Nominating and Governance Committee by giving written notice of the recommendation to M/I Homes, Inc., 3 Easton Oval, Suite 500, Columbus, Ohio 43219, c/o Secretary. The recommendation must include the candidate's name, age, business address, residence address and principal occupation or employment, as well as a description of the candidate's qualifications, attributes and other skills. A written statement from the candidate consenting to serve as a director, if so nominated and elected, must accompany any such recommendation.

The Board, taking into account the recommendations of the Nominating and Governance Committee, selects the nominees for election as directors at the annual meeting of shareholders. In addition, shareholders who wish to nominate one or more persons for election as a director at the annual meeting of shareholders may do so provided they comply with the nomination procedures set forth in the Company's Regulations. To nominate one or more persons for election as a director at an annual meeting, the Company's Regulations require that a shareholder give written notice of such shareholder's intent to make such nomination or nominations by personal delivery or by United States Mail, postage pre-paid, to the Secretary of the Company not less than 60 days nor more than 90 days prior to the first anniversary of the date of the preceding year's annual meeting (or, if the date of the annual meeting is changed by more than 30 days from the anniversary date of the preceding year's annual meeting or, in the case of a special meeting, within seven days after the date the Company mails or otherwise gives notice of the date of the meeting). Such notice shall set forth: (1) the name and address of the shareholder intending to make the nomination and the person or persons to be nominated; (2) a representation that the shareholder is a holder of record entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (3) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (4) such other information regarding each nominee proposed by the shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had the nominee been nominated, or intended to be nominated, by the Board; and (5) the consent of each nominee to serve as a director of the Company, if so elected. The Chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedures.

Proposal No. 2

ADVISORY VOTE ON EXECUTIVE COMPENSATION

We are asking our shareholders to approve a non-binding, advisory resolution on the compensation of our executive officers identified in the Summary Compensation Table on page 45 of this Proxy Statement (the "Named Executive Officers") as disclosed in this Proxy Statement (commonly referred to as a "say-on-pay" vote). Following our 2011 Annual Meeting of Shareholders, our board of directors adopted a policy providing for an annual "say-on-pay" vote. In accordance with this policy and Section 14A of the Exchange Act, and as a matter of good corporate governance, we are asking our shareholders to vote "FOR" the following resolution:

> RESOLVED, that the shareholders approve, on an advisory basis, the compensation of the Company's Named Executive Officers as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the compensation tables and all related disclosures.

We are committed to responsible executive compensation practices. Our executive compensation program seeks to promote four primary objectives: (1) attract and retain exceptional executive officers; (2) motivate and engage our executive officers; (3) reward performance; and (4) align the interests of our executive officers with the interests of our shareholders. To achieve these objectives, we use a combination of base salary, annual cash performance bonus, long-term equity-based compensation and limited benefits and perquisites. Our executive compensation program is intended to be competitive with our Peer Group (as defined on page 34 of this Proxy Statement) while concentrating a significant portion of each Named Executive Officer's potential total compensation in at-risk or variable compensation that is tied to our achievement of measurable performance goals and/or the long-term appreciation in the price of our Common Shares. We believe this concentration motivates and engages our Named Executive Officers, creates a strong link between pay and performance and aligns the interests of our Named Executive Officers with the interests of our shareholders.

In 2011, the ongoing housing downturn that began in 2006 continued and homebuilding conditions remained challenging. The "Compensation Discussion and Analysis" beginning on page 31 of this Proxy Statement describes in detail our executive compensation program and the decisions made by the Compensation Committee in 2011 in light of these conditions. We urge shareholders to read the "Compensation Discussion and Analysis" as well as the Summary Compensation Table and other related compensation tables on pages 45-52 of this Proxy Statement. Highlights of our 2011 executive compensation program and the Compensation Committee's decisions include:

- *Base Salary*. For 2011, the Compensation Committee concluded that base salary increases were not appropriate based on our overall financial performance during 2010, the prevailing market conditions and our continued emphasis on expense management company-wide during 2011. As a result, the base salaries of Robert H. Schottenstein and Phillip G. Creek remained at $750,000 and $500,000, respectively (the levels established by the Compensation Committee in February 2007), and the base salary of J. Thomas Mason remained at $450,000 (the level established by the Compensation Committee in February 2010).

- *Annual Performance Bonus*. Each Named Executive Officer was eligible to receive a cash performance bonus for 2011 based (1) 90% on our pre-tax income (loss) from continuing operations, excluding extraordinary items such as impairments and abandonments, defective drywall charges and other extraordinary charges ("Adjusted Pre-Tax Income (Loss)"), and (2) 10% on our homebuyer satisfaction ratings. The Compensation Committee selected these performance goals to focus the Named Executive Officers on our strategic initiatives, including returning us to profitability through a combination of revenue growth and expense management and maintaining high levels of customer service and quality, which we believe are critical to our short- and long-term success and distinguish us from our competitors. Additionally, the Compensation Committee designed these performance goals to place a premium on performance that exceeded our expectations.

In 2011, we achieved homebuyer satisfaction ratings scores of 95.2% on the 30-day homebuyer satisfaction survey and 91.2% on the six-month homebuyer satisfaction survey-both improvements from 2010. As a result, each Named Executive Officer earned a total performance bonus equal to 9% of his respective maximum bonus opportunity. In 2011, we did not achieve the minimum level of Adjusted Pre-Tax Income (Loss) established by the Compensation Committee, and, therefore, the Named Executive Officers did not earn any bonus based on this performance goal.

- *Equity-Based Compensation.* For 2011, the Compensation Committee increased the number of service-based stock options awarded to each Named Executive Officer by 4% based primarily on our improved overall performance during 2010, including the substantial improvement in our Adjusted Pre-Tax Loss and net loss, our management of expenses, the continued strength of our balance sheet, our homebuyer satisfaction ratings and our opening of 41 new communities. The Compensation Committee also believed that the increases will focus the Named Executive Officers on improving our long-term performance (given the five-year vesting schedule) and were appropriate for competitive reasons.

Despite the challenging conditions prevailing in the homebuilding industry, we believe that we made meaningful progress in 2011 on a number of fronts in our strategy to return to profitability. For 2011, we, among other things, increased our new contracts by 3%, finished the year with backlog units and sales value that were 27% and 34% greater than a year earlier, respectively, increased adjusted operating gross margin percentage (i.e., gross margin, excluding impairments and defective drywall charges, as a percentage of total revenue) by 80 basis points, reduced selling, general and administrative expenses by 6%, improved our homebuyer satisfaction ratings, opened 46 new communities, increased our community count by 11%, entered the San Antonio, Texas market and maintained our significant liquidity by ending the year with more than $101 million in cash and no outstanding borrowings under our $140 million credit facility.

The vote on our executive compensation program is advisory, which means that it is not binding on us. However, the Compensation Committee values the opinions of our shareholders. To the extent there is a significant vote against this proposal, we will consider our shareholders' concerns, and the Compensation Committee will evaluate whether any actions are necessary to address those concerns when making future executive compensation decisions.

The affirmative vote of holders of a majority of the outstanding Common Shares entitled to vote at the Annual Meeting is required to approve this Proposal No. 2. Abstentions and broker non-votes will be counted for purposes of establishing a quorum and will have the same effect as a vote against this proposal.

Your Board of Directors unanimously recommends a vote <u>FOR</u> this Proposal No. 2.

Proposal No. 3

APPROVAL OF AMENDMENT TO THE M/I HOMES, INC. 2009 LONG-TERM INCENTIVE PLAN AND REAPPROVAL OF MATERIAL TERMS OF PERFORMANCE GOALS

Subject to the approval of our shareholders, the Board of Directors on February 8, 2012 adopted an amendment (the "Amendment") to the M/I Homes, Inc. 2009 Long-Term Incentive Plan (the "2009 LTIP") to: (1) increase the number of Common Shares available for issuance under the 2009 LTIP; and (2) add a provision to the 2009 LTIP expressly prohibiting liberal share recycling. In this Proposal No. 3, we are asking our shareholders to approve the 2009 LTIP, as proposed to be amended by the Amendment, and reapprove the material terms of the performance goals for performance-based awards ("Performance-Based Awards") under the 2009 LTIP pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

The purpose of the 2009 LTIP is to promote our long-term financial success and increase shareholder value by motivating performance through incentive compensation. We believe that equity-based awards are a competitive necessity in our industry and are essential to our continued ability to recruit and retain the individuals needed to successfully execute

our business plan and achieve strong performance in the future. The 2009 LTIP serves these purposes by making equity- and cash-based awards available for grant to eligible participants in the form of:

- nonqualified stock options to purchase Common Shares ("NQSOs");

- incentive stock options to purchase Common Shares ("ISOs" and, together with NQSOs, "Options");

- stock appreciation rights ("SARs");

- restricted Common Shares ("Restricted Stock");

- other stock-based awards - awards that are valued in whole or in part by reference to, or otherwise based on, the fair market value of our Common Shares ("Other Stock-Based Awards"); and

- cash-based awards ("Cash Awards").

Highlights of the Proposed Amendment

The proposed Amendment makes two changes to the 2009 LTIP.

Increase in Share Authorization. We are proposing to increase the maximum aggregate number of Common Shares available for grant under the 2009 LTIP by 900,000 Common Shares. As of the Record Date (and excluding the proposed share increase), 77,918 Common Shares remained available for future grants of awards under the 2009 LTIP.

The 2009 LTIP is our only equity incentive plan. Because we believe equity compensation is a valuable tool to attract and retain exceptional personnel, motivate performance and align the interests of our personnel with the interests of our shareholders, we strongly believe that the Amendment is important to our future success. By increasing the number of Common Shares available for issuance under the 2009 LTIP, we expect to have a sufficient number of Common Shares available for issuance under the 2009 LTIP to continue to provide equity-based incentive compensation in amounts determined appropriate by the Compensation Committee over the next three years. If our shareholders do not approve this Proposal No. 3, we will not have enough Common Shares available for issuance under the 2009 LTIP to fund our normal annual equity grants in 2012. We believe that such a lack of available equity would materially limit our ability to attract, retain and motivate individuals integral to achieving our business goals and objectives.

For more information concerning the number of Common Shares available for issuance under the 2009 LTIP and the outstanding awards under the 2009 LTIP and its predecessor plans, see "-New Plan Benefits" and "Equity Compensation Plan Information" on pages 24 and 59 of this Proxy Statement, respectively.

No Liberal Share Recycling. In connection with the proposed share increase, we have also added a provision to the 2009 LTIP expressly prohibiting liberal share recycling. Pursuant to this provision, Common Shares subject to an award that are used to pay the exercise price of such award or are withheld to satisfy any taxes required to be withheld with respect to any taxable event arising under such award will not again be available for issuance under the 2009 LTIP. Historically, we have not engaged in this type of share recycling in the administration of our equity incentive plans. We have added this express prohibition to memorialize our past practice and to promote good corporate governance practices. As discussed below, the 2009 LTIP already includes a provision expressly providing that with respect to any SAR that is settled in Common Shares, the full number of Common Shares subject to the award will count against the number of Common Shares available for issuance under the 2009 LTIP regardless of the number of Common Shares used to settle such SAR upon exercise.

Section 162(m) Reapproval

In connection with approval of the 2009 LTIP, as proposed to be amended by the Amendment, we are also asking our shareholders to reapprove the material terms of the performance goals for Performance-Based Awards set forth in the

2009 LTIP. This reapproval will provide us with the continued flexibility to grant awards under the 2009 LTIP that qualify as "performance-based" compensation under Section 162(m) of the Code. Section 162(m) of the Code generally provides that a company is prohibited from deducting compensation paid to certain "covered employees" (i.e., the principal executive officer and three other most highly compensated executive officers (other than the principal financial officer)) in excess of $1 million per person in any year. Compensation that qualifies as "performance-based" is excluded for purposes of calculating the amount of compensation subject to the $1 million limit. In general, one of the requirements that must be satisfied to qualify as "performance-based" compensation is that the material terms of the performance goals under which the compensation may be paid must be disclosed to and approved by a majority vote of the company's shareholders, generally at least once every five years. For purposes of Section 162(m) of the Code, the material terms of the performance goals generally include: (1) the individuals eligible to receive compensation upon achievement of performance goals; (2) the business criteria on which the performance goals may be based; and (3) the maximum amount that may be paid to an individual upon attainment of the performance goals.

By approving the 2009 LTIP, as proposed to be amended by the Amendment, our shareholders also will be reapproving the material terms of the performance goals under the 2009 LTIP.

Corporate Governance Practices

We have designed the 2009 LTIP to include a number of provisions that we believe promote best practices by reinforcing the alignment between equity compensation arrangements and shareholders' interests. These provisions include:

- *No Discounted Options or SARs*. Options and SARs may not be granted with an exercise price less than the fair market value of our Common Shares on the date of grant.

- *No Repricing Without Shareholder Approval*. At any time when the exercise price of an Option or SAR is above the market price of our Common Shares, we cannot, without shareholder approval, "reprice" such Option or SAR by reducing the exercise price or exchanging such Option or SAR for cash or other awards (including a new Option or SAR) at a reduced exercise price.

- *Independent Committee Administration*. The 2009 LTIP is administered by the Compensation Committee, whose members satisfy the NYSE standards for independence, the disinterested administration requirements of Rule 16b-3 under the Exchange Act and the "outside director" requirements of Section 162(m) of the Code.

- *Minimum Vesting Requirements*. Restricted Stock and Other Stock-Based Awards are required to meet minimum vesting requirements. Restricted Stock and Other Stock-Based Awards that are not performance-based must have vesting periods over at least three years with certain limited exceptions. If awards are performance-based, then performance must be measured over a period of at least one year.

- *Section 162(m) Eligibility*. The Compensation Committee has the flexibility to approve awards eligible for treatment as "performance-based" compensation under Section 162(m) of the Code.

- *No Liberal Share Recycling*. Subject to the approval of this proposal, Common Shares subject to an award that are used to pay the exercise price of such award or are withheld to satisfy any taxes required to be withheld with respect to any taxable event arising under such award will not again be available for issuance under the 2009 LTIP. In addition, unissued Common Shares resulting from the settlement of SARs in Common Shares do not become available for issuance as future awards under the 2009 LTIP.

- *Fungible Share Design*. Common Shares issued in connection with Restricted Stock and Other Stock-Based Awards count against the number of Common Shares authorized for issuance under the 2009 LTIP at a higher rate (1.35) than Common Shares issued upon exercise of Options and SARs.

Summary of the 2009 LTIP as Proposed to be Amended

The principal features of the 2009 LTIP, as it is proposed to be amended by the Amendment, are summarized below. This summary is qualified in its entirety by reference to the complete text of the 2009 LTIP, as it is proposed to be amended by the Amendment, which is attached to this Proxy Statement as Appendix A.

Available Common Shares

Subject to the adjustments discussed below, the aggregate number of Common Shares available for the grant of awards under the 2009 LTIP will be 1,600,000. Common Shares issued under the 2009 LTIP may consist of: (1) treasury shares; (2) authorized but unissued Common Shares not reserved for any other purpose; or (3) Common Shares purchased by us or on our behalf in the open market for such purpose.

Upon the grant of an Option or a SAR, we will reduce the number of Common Shares available for issuance under the 2009 LTIP by an amount equal to the number of Common Shares subject to such award. Upon the grant of an award, other than an Option or a SAR, that is to be settled by the issuance of Common Shares (a "Full Value Award"), we will reduce the number of Common Shares available for issuance under the 2009 LTIP by an amount equal to the number of Common Shares subject to such award multiplied by 1.35. In the case of any SAR which is settled in Common Shares, we will count the full number of Common Shares subject to the SAR against the number of Common Shares available for future awards, regardless of the number of Common Shares used to settle the SAR upon exercise. In addition, Common Shares subject to an award that are used to pay the exercise price of such award or are withheld to satisfy any taxes required to be withheld with respect to any taxable event arising under such award will not again be available for issuance under the 2009 LTIP.

The following Common Shares may be awarded under the 2009 LTIP and do not count against the 1,600,000 share limit:

- Common Shares covered by an award granted under the 2009 LTIP that expires or is forfeited, cancelled, surrendered or otherwise terminated without the issuance of such Common Shares;

- Common Shares covered by an award granted under the 2009 LTIP that, by its terms, may be settled only in cash;

- Common Shares granted through the assumption of, or in substitution for, outstanding awards granted by a company to individuals who become eligible participants in the 2009 LTIP as the result of a merger, consolidation, acquisition or other corporate transaction involving such company and us or any of our affiliates; and

- Common Shares subject to outstanding awards under our 1993 Stock Incentive Plan, as amended, as of May 5, 2009 that, on or after such date, cease to be subject to such awards other than by reason of exercise or settlement of the awards to the extent they are exercised for or settled in vested and non-forfeitable Common Shares.

During any fiscal year, the Compensation Committee may not grant any participant:

- Options covering more than 700,000 Common Shares;

- SARs covering more than 700,000 Common Shares;

- more than 700,000 shares of Restricted Stock;

- Other Stock-Based Awards covering more than 700,000 Common Shares;

- Cash Awards equal to more than $15 million;

- Performance-Based Awards that are to be settled in Common Shares covering more than 700,000 Common Shares;

- Performance-Based Awards that are to be settled in cash equal to more than $15 million; or

- Full Value Awards covering more than 700,000 Common Shares.

The foregoing limits only apply to awards that are granted to covered employees and designated by the Compensation Committee as qualified performance-based compensation for purposes of Section 162(m) of the Code.

In the event of any Common Share dividend, Common Share split, recapitalization, merger, reorganization, consolidation, combination, spin-off, distribution of assets to shareholders, exchange of Common Shares or any other change affecting the Common Shares, the Compensation Committee will make such substitutions and adjustments as it deems equitable and appropriate to: (1) the number of Common Shares that it may issue under the 2009 LTIP; (2) any Common Share-based limits imposed under the 2009 LTIP; and (3) the exercise price, number of Common Shares and other terms or limitations applicable to outstanding awards.

Administration

The Compensation Committee will administer the 2009 LTIP. The Compensation Committee will be comprised of at least two directors, each of whom will be an "outside director" (within the meaning of Section 162(m) of the Code and the Treasury Regulations promulgated thereunder) and a "non-employee" director (within the meaning of Rule 16b-3 under the Exchange Act).

In its capacity as plan administrator, the Compensation Committee will determine which participants will be granted awards, the type of each award granted and the terms and conditions of each award. The Compensation Committee will also have full power and authority to: (1) establish, amend and rescind rules and regulations relating to the 2009 LTIP; (2) interpret the 2009 LTIP and all related award agreements; and (3) make any other determinations that it deems necessary or desirable for the administration of the 2009 LTIP. Any action taken by the Compensation Committee will be final, binding and conclusive on all parties.

With respect to each award granted under the 2009 LTIP, we will enter into a written or electronic award agreement with the participant which describes the terms and conditions of the award, including: (1) the type of award and when and how it may be exercised or earned; (2) any exercise price associated with the award; (3) how the award will or may be settled; and (4) any other applicable terms and conditions affecting the award.

Eligibility

The Compensation Committee may select any: (1) of our employees and those of our affiliates; (2) of our non-employee directors; and (3) consultants who render services to us or our affiliates to receive awards under the 2009 LTIP. As of the date of this Proxy Statement, we have six non-employee directors and there are approximately 572 employees of the Company and our affiliates. We are unable to reasonably estimate the number of third-party consultants who will be eligible to receive awards under the 2009 LTIP.

Types of Awards

Options. The Compensation Committee may grant Options at any time during the term of the 2009 LTIP in such number, and upon such terms and conditions, as it determines. The exercise price of any Option will be at least equal to the fair market value of the Common Shares (i.e., the closing price of the Common Shares on the NYSE) on the date the Option is granted, and may be paid: (1) in cash; (2) by tendering previously-acquired Common Shares; (3) by a cashless exercise; and/or (4) through any other method approved by the Compensation Committee. The Compensation Committee will also determine the term of the Option (which may not exceed ten years), the vesting terms and conditions and any other terms and conditions of the Option, all of which will be reflected in the related award agreement. The award agreement will specify whether the Option is intended to be an ISO or a NQSO. The Compensation Committee may grant all of the Common Shares available for issuance under the 2009 LTIP with respect to ISOs. However, the Compensation Committee may only grant ISOs to our employees or those of our subsidiaries, and ISOs will be subject to certain additional restrictions, including without limitation compliance with the requirements of Section 422 of the Code.

Stock Appreciation Rights. The Compensation Committee may grant SARs at any time during the term of the 2009 LTIP in such number, and upon such terms and conditions, as it determines. The exercise price of any SAR will be at least equal to the fair market value of the Common Shares on the date the SAR is granted. The Compensation Committee will also determine the term of the SAR (which may not exceed ten years), the vesting terms and conditions and any other terms and conditions of the SAR, all of which will be reflected in the related award agreement. Upon exercise of a SAR, a participant will be entitled to receive an amount equal to the difference between: (1) the fair market value of a Common Share on the exercise date; and (2) the exercise price per Common Share, multiplied by the number of Common Shares with respect to which the SAR is exercised. A SAR may be settled in Common Shares, cash or a combination thereof, as specified by the Compensation Committee in the related award agreement.

Restricted Stock. The Compensation Committee may grant shares of Restricted Stock at any time during the term of the 2009 LTIP in such number, and upon such terms and conditions, as it determines. Restricted Stock consists of Common Shares that are issued to a participant but are subject to forfeiture based upon satisfaction of certain terms, conditions and restrictions which may include, without limitation: (1) a requirement that participants pay a purchase price for each share of Restricted Stock; (2) restrictions based on the achievement of specific performance goals; (3) time-based restrictions; or (4) holding requirements or sale restrictions upon vesting. The Compensation Committee will determine the terms, conditions and restrictions applicable to each Restricted Stock award, all of which will be reflected in the related award agreement. Except as otherwise set forth in the 2009 LTIP or described in the related award agreement in connection with a participant's termination due to death, Disability or Retirement (as such terms are defined in the 2009 LTIP): (1) no condition on vesting of Restricted Stock that is based upon the achievement of specified performance goals may be based on performance over a period of less than one year; and (2) no condition on vesting of Restricted Stock that is based upon continued employment or the passage of time may provide for vesting in full of the award more quickly than in pro rata installments over three years from the date of grant. The Compensation Committee may, however, grant up to 70,000 shares of Restricted Stock in the form of Full Value Awards without regard to such minimum vesting requirements.

During the period that the shares of Restricted Stock remain subject to forfeiture: (1) we may retain the certificates representing shares of Restricted Stock; (2) a participant may not sell or otherwise transfer the shares of Restricted Stock; and (3) unless otherwise provided in the related award agreement, a participant will generally be entitled to exercise full voting rights and receive all dividends paid with respect to the shares of Restricted Stock (except that receipt of any such dividends will be subject to the same terms, conditions and restrictions as apply to the shares of Restricted Stock). At the end of the restriction period: (1) the participant will forfeit the shares of Restricted Stock if all terms, conditions and restrictions specified in the related award agreement have not been met; or (2) we will distribute the shares of Restricted Stock to the participant if all terms, conditions and restrictions specified in the related award agreement have been met.

Other Stock-Based Awards. The Compensation Committee may grant Other Stock-Based Awards at any time during the term of the 2009 LTIP in such number, and upon such terms and conditions, as it determines. The Compensation Committee may grant Other Stock-Based Awards in such form as it determines, including, without limitation: (1) unrestricted Common Shares; or (2) time-based or performance-based restricted stock units that are settled in Common Shares and/or cash. The award agreement relating to each Other Stock-Based Award will specify the terms and conditions upon which the award will vest, the form of settlement (which may be cash, Common Shares or a combination thereof), whether the award will include dividend equivalents and any other terms and conditions of the award. Except as otherwise set forth in the 2009 LTIP or described in the related award agreement in connection with a participant's termination due to death, Disability or Retirement: (1) no condition on vesting of an Other Stock-Based Award that is based upon the achievement of specified performance goals may be based on performance over a period of less than one year; and (2) no condition on vesting of an Other Stock-Based Award that is based upon continued employment or the passage of time may provide for vesting in full of the award more quickly than in pro rata installments over three years from the date of grant. The Compensation Committee may, however, grant Other Stock-Based Awards covering up to 70,000 Common Shares in the form of Full Value Awards without regard to such minimum vesting requirements.

Cash-Based Awards. The Compensation Committee may grant Cash Awards at any time during the term of the 2009 LTIP in such amounts, and upon such terms and conditions, as it determines. The award agreement relating to each Cash Award will specify the payment amount or payment range, any applicable performance objectives and any other terms and conditions of such award.

Performance-Based Awards. Under the terms of the 2009 LTIP, the Compensation Committee may grant Cash Awards, Restricted Stock and Other Stock-Based Awards in a manner that constitutes qualified performance-based compensation and is deductible by us under Section 162(m) of the Code and the Treasury Regulations promulgated thereunder. Specifically, the Compensation Committee will condition the grant, vesting, exercisability and/or settlement of such Performance-Based Awards on the attainment of performance goals during a specified performance period. The Compensation Committee will base the performance goals on one or more of the following performance criteria enumerated in the 2009 LTIP:

- Acquisition and integration of companies
- Balance sheet management
- Cash flow
- Debt leverage
- Earnings before taxes, interest, depreciation and amortization
- Expense management/reduction
- Home sales
- Inventory turnover
- Investment management
- Market capitalization
- Net income
- Pretax income
- Return on assets
- Return on equity
- Return on operating assets
- Shareholder returns
- Share price appreciation

- Acquisition of assets
- Business process metrics (e.g., asset turns, cycle time and one or more elements of efficiency or cost or expense)
- Customer satisfaction
- Earnings per share
- Employee retention
- Gross margin
- Interest coverage ratio excluding impairments
- Inventory, land or lot improvement or reduction
- Maintenance or improvement of gross and operating profit margins
- Market share
- Operating cash flow
- Reduction or maintenance in selling, general and administrative expenses
- Return on capital
- Return on opening shareholder equity
- Revenues
- Share prices

As determined by the Compensation Committee, the selected performance criteria may relate to the individual participant, the Company, one or more affiliates of the Company and/or one or more divisions or business units of the Company or its affiliates, and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices.

For each Performance-Based Award granted to a covered employee, the Compensation Committee will establish in writing the applicable performance goals, performance period and formula for computing the Performance-Based Award while the outcome of the applicable performance goals is substantially uncertain, but in no event later than the earlier of: (1) 90 days after the beginning of the applicable performance period; or (2) the expiration of 25% of the applicable performance period. After the end of each performance period, the Compensation Committee will certify in writing whether the performance goals and other material terms imposed on the Performance-Based Award have been satisfied.

To the extent consistent with Section 162(m) of the Code, the Compensation Committee may calculate performance goals relating to any Performance-Based Award without regard to extraordinary items, and may adjust such performance goals in recognition of unusual or non-recurring events affecting the Company or its affiliates or changes in applicable tax laws or accounting principles. Under the 2009 LTIP, the Compensation Committee has the authority to exercise negative discretion and reduce (but not increase) the amount of a Performance-Based Award actually paid to a participant.

Termination of Employment or Service

The Compensation Committee will determine the extent to which each award granted under the 2009 LTIP will vest and the extent to which a participant will have the right to exercise and/or settle the award in connection with a participant's termination of employment or service. Such provisions, which will be reflected in the related award agreement, need not be uniform among all awards and may reflect distinctions based on the reasons for termination. However, the Compensation Committee may generally only accelerate the vesting conditions of an award upon a participant's termination due to death, Disability or Retirement (as such terms are defined in the 2009 LTIP).

Change in Control

Except as otherwise provided in the related award agreement, in the event of a Change in Control (as such term is defined in the 2009 LTIP), the Compensation Committee may take such actions, if any, as it deems necessary or desirable with respect to any outstanding award as of the date of the consummation of such Change in Control. Such actions may include, without limitation: (1) the acceleration of the vesting, settlement and/or exercisability of an award; (2) the payment of a cash amount in exchange for the cancellation of an award; and/or (3) the issuance of substitute awards that substantially preserve the value, rights and benefits of any awards affected by the Change in Control.

Transferability

Except as otherwise provided in a related award agreement: (1) a participant may not sell, transfer, pledge, assign or otherwise alienate or hypothecate an award, except by will or the laws of descent and distribution; and (2) during a participant's lifetime, only the participant or his or her guardian or legal representative may exercise an award.

No Rights as a Shareholder

Except as otherwise provided in the 2009 LTIP or in a related award agreement, a participant will not have any rights as a shareholder with respect to Common Shares covered by an award unless and until the participant becomes the record holder of such Common Shares.

Repricing

The 2009 LTIP expressly prohibits the Board of Directors or the Compensation Committee from amending the terms of an outstanding award to: (1) reduce the exercise price of an outstanding Option or SAR; or (2) cancel an outstanding Option or SAR in exchange for cash or other awards (including Options or SARs) having an exercise price less than the exercise price of the original Option or SAR, without shareholder approval.

Effective Date and Term

The 2009 LTIP became effective upon its approval by the shareholders on May 5, 2009 and, unless earlier terminated, will continue until May 5, 2019 (except that the Compensation Committee may not grant any ISOs after February 10, 2019).

Amendment or Termination

The Board of Directors or the Compensation Committee may amend or terminate the 2009 LTIP at any time, except that no amendment or termination may be made without shareholder approval if: (1) the amendment materially increases the benefits accruing to participants; (2) the amendment materially increases the aggregate number of Common Shares authorized for grant under the 2009 LTIP; (3) the amendment materially modifies the eligibility requirements for participation; or (4) such approval is required by any law, regulation or stock exchange rule.

U.S. Federal Income Tax Consequences

The following is a brief summary of the general U.S. federal income tax consequences relating to participation in the 2009 LTIP. This summary is based on U.S. federal tax laws and Treasury Regulations in effect on the date of this Proxy Statement and does not purport to be a complete description of the U.S. federal income tax laws. In addition, this summary does not constitute tax advice or describe federal employment, state, local or foreign tax consequences. Each participant should consult with his or her tax advisor concerning the U.S. federal income tax and other tax consequences of participating in the 2009 LTIP.

Incentive Stock Options. The Company intends for ISOs to qualify for special treatment available under Section 422 of the Code. A participant will not recognize taxable income when an ISO is granted and we will not receive a deduction at that time. A participant will not recognize ordinary income upon the exercise of an ISO, provided that the participant was, without a break in service, an employee of the Company or a subsidiary during the period beginning on the grant date of the ISO and ending on the date three months prior to the date of exercise (one year prior to the date of exercise if the participant's employment is terminated due to Disability).

If the participant does not sell or otherwise dispose of the Common Shares acquired upon the exercise of an ISO within two years from the grant date of the ISO or within one year after the participant receives the Common Shares, then, upon disposition of such Common Shares, any amount realized in excess of the exercise price will be taxed to the participant as a capital gain, and we will not be entitled to a corresponding deduction. The participant generally will recognize a capital loss to the extent that the amount realized is less than the exercise price.

If the foregoing holding period requirements are not met, the participant generally will recognize ordinary income at the time of the disposition of the Common Shares in an amount equal to the lesser of: (1) the excess of the fair market value of the Common Shares on the date of exercise over the exercise price; or (2) the excess, if any, of the amount realized upon disposition of the Common Shares over the exercise price, and we will be entitled to a corresponding deduction. Any amount realized in excess of the value of the Common Shares on the date of exercise will be capital gain. If the amount realized is less than the exercise price, the participant generally will recognize a capital loss equal to the excess of the exercise price over the amount realized upon the disposition of the Common Shares.

The rules that generally apply to ISOs do not apply when calculating any alternative minimum tax liability. The rules affecting the application of the alternative minimum tax are complex, and their effect depends on individual circumstances, including whether a participant has items of adjustment other than those derived from ISOs.

Nonqualified Stock Options. A participant will not recognize any income when a NQSO is granted, and we will not receive a deduction at that time. However, when a NQSO is exercised, a participant will recognize ordinary income equal to the excess, if any, of the fair market value of the Common Shares that the participant purchased on the date of exercise over the exercise price. If a participant uses Common Shares or a combination of Common Shares and cash to pay the exercise price of a NQSO, the participant will recognize ordinary income equal to the value of the excess of the number of Common Shares that the participant purchases over the number of Common Shares that the participant surrenders, less any cash the participant uses to pay the exercise price. When a NQSO is exercised, we will be entitled to a deduction equal to the ordinary income that the participant recognizes.

If the amount a participant receives upon disposition of the Common Shares that the participant acquired by exercising a NQSO is greater than the sum of the aggregate exercise price that the participant paid plus the amount of ordinary income recognized by the participant upon exercise, the excess will be treated as a long-term or short-term capital gain, depending on whether the participant held the Common Shares for more than one year after the participant acquired them by exercising the NQSO. Conversely, if the amount a participant receives upon disposition of the Common Shares that the participant acquired by exercising a NQSO is less than the sum of the aggregate exercise price the participant paid plus the amount of ordinary income recognized by the participant upon exercise, the difference will be treated as a long-term or short-term capital loss, depending on whether the participant held the Common Shares for more than one year after the participant acquired them by exercising the NQSO.

Stock Appreciation Rights. A participant will not recognize taxable income when a SAR is granted, and we will not receive a deduction at that time. When a SAR is exercised, a participant will recognize ordinary income equal to the excess of the cash and/or the fair market value of the Common Shares the participant receives over the aggregate exercise price of the SAR, if any, and we will be entitled to a corresponding deduction.

If the amount a participant receives upon disposition of the Common Shares that the participant acquired by exercising a SAR is greater than the sum of the aggregate exercise price that the participant paid plus the amount of ordinary income recognized by the participant upon exercise, the excess will be treated as a long-term or short-term capital gain, depending on whether the participant held the Common Shares for more than one year after the participant acquired them by exercising the SAR. Conversely, if the amount a participant receives upon disposition of the Common Shares that the participant acquired by exercising a SAR is less than the sum of the aggregate exercise price that the participant paid plus the amount of ordinary income recognized by the participant upon exercise, the difference will be treated as a long-term or short-term capital loss, depending on whether the participant held the Common Shares for more than one year after the participant acquired them by exercising the SAR.

Restricted Stock. Unless a participant makes an election under Section 83(b) of the Code (a "Section 83(b) Election"), the participant generally will not recognize taxable income when Restricted Stock is granted, and we will not receive a deduction at that time. Instead, a participant will recognize ordinary income when the Restricted Stock vests (*i.e.*, when the underlying Common Shares are freely transferable or not subject to a substantial risk of forfeiture) equal to the fair market value of the Common Shares that the participant receives when the terms, conditions and restrictions have been met, less any consideration paid for the Restricted Stock, and we generally will be entitled to a deduction equal to the income that the participant recognizes.

If the amount a participant receives upon disposition of these Common Shares is greater than the fair market value of the Common Shares when the Restricted Stock vested, the excess will be treated as a long-term or short-term capital gain, depending on whether the participant held the Common Shares for more than one year after the Restricted Stock vested. Conversely, if the amount the participant receives upon disposition of these Common Shares is less than the fair market value of the Common Shares when the Restricted Stock vested, the difference will be treated as a long-term or short-term capital loss, depending on whether the participant held the Common Shares for more than one year after the Restricted Stock vested.

If a participant makes a Section 83(b) Election, the participant will recognize ordinary income on the grant date equal to the fair market value of the Common Shares subject to the Restricted Stock award on the grant date, and we will be entitled to a deduction equal to the income that the participant recognizes at that time.

However, the participant will not recognize income when (and if) the Restricted Stock vests. If a participant who has made a Section 83(b) Election earns the Common Shares subject to a Restricted Stock award, any appreciation between the grant date and the date the participant disposes of the Common Shares will be treated as a long-term or short-term capital gain, depending on whether the participant held the Common Shares for more than one year after the grant date. Conversely, if the amount the participant receives upon disposition of these Common Shares is less than the fair market value of the Common Shares on the grant date, the difference will be treated as a long-term or short-term capital loss, depending on whether the participant held the Common Shares for more than one year after the grant date. Also, if a participant forfeits his or her Restricted Stock, the participant cannot take a tax deduction in connection with the forfeiture of the Restricted Stock subject to a Section 83(b) Election.

Other Stock-Based Awards. Generally, a participant will not recognize taxable income when an Other Stock-Based Award is granted, and we will not receive a deduction at that time. However, upon the settlement of an Other Stock-Based Award, the participant will recognize ordinary income equal to the cash and/or fair market value of the Common Shares that the participant receives, less the aggregate exercise price of the Other Stock-Based Award, if any. We generally will be entitled to a deduction equal to the income that the participant recognizes.

If the participant receives Common Shares upon the settlement of an Other Stock-Based Award and the amount the participant receives upon disposition of the Common Shares acquired upon the settlement of the Other Stock-Based Award is greater than the fair market value of the Common Shares when they were issued to the participant, the excess will be treated as a long-term or short-term capital gain, depending on whether the participant held the Common Shares for more than one year after they were issued. Conversely, if the amount the participant receives upon disposition of these Common Shares is less than the value of the Common Shares when they were issued, the difference will be treated as a long-term or short-term capital loss, depending on whether the participant held the Common Shares for more than one year after they were issued.

Cash-Based Award. A participant will not recognize ordinary income at the time a Cash Award is granted, and we will not be entitled to a deduction at that time. In general, a participant will recognize ordinary income when the Cash Award is settled equal to the amount of the cash received, and we will be entitled to a corresponding deduction.

Section 409A. Section 409A of the Code imposes certain restrictions on amounts deferred under non-qualified deferred compensation plans and a 20% additional tax on amounts that are subject to, but do not comply with, Section 409A. Section 409A includes a broad definition of non-qualified deferred compensation plans, which includes certain types of equity incentive compensation. The Company intends for the awards granted under the 2009 LTIP to comply with or be exempt from the requirements of Section 409A and the Treasury Regulations promulgated thereunder.

New Plan Benefits

Generally, awards granted in the future under the 2009 LTIP are at the discretion of the Compensation Committee. As such, with the exception of the Conditional Options (as defined below), it is not possible to determine the benefits or the amounts to be received by participants under the 2009 LTIP in the future.

On February 8, 2012 and as part of our regular annual grant cycle, the Compensation Committee awarded our 2012 annual grant of Options to our executive officers and certain other employees. Because of the limited number of Common Shares remaining available for issuance under the 2009 LTIP, one-half of the Options granted on February 8, 2012 to each individual are contingent on shareholder approval of this Proposal No. 3 (the "Conditional Options"). In accordance with SEC Rules, the following table sets forth the number of Conditional Options that were granted under the 2009 LTIP on February 8, 2012 to each of our executive officers and the groups identified below:

Name of Individual or Identity of Group and Position	Number of Options[1]
Robert H. Schottenstein Chairman, Chief Executive Officer and President	37,500
Phillip G. Creek Executive Vice President and Chief Financial Officer	25,000
J. Thomas Mason Executive Vice President, Chief Legal Officer and Secretary	12,500
All current executive officers, as a group (3 persons)	75,000
All current directors who are not executive officers, as a group (6 directors)	—
All employees, including all current officers who are not executive officers, as a group	80,250

(1)   All of the Conditional Options have an exercise price of $12.23, the closing price of our Common Shares on the NYSE on February 8, 2012, vest and become exercisable over a five-year period in 20% increments beginning on December 31, 2012, subject to the recipient's continued employment with us on the applicable vesting date and expire on February 8, 2022. As of the Record Date, the closing price of our Common Shares on the NYSE was $12.82. If our shareholders do not approve this Proposal No. 3, all of these Conditional Options will automatically terminate and become null and void.

As of the Record Date (and excluding the Conditional Options), there were: (1) 781,170 outstanding Options under the 2009 LTIP; and (2) 16,000 outstanding stock units under the 2009 LTIP. Since the adoption of the 2009 LTIP, we have granted only Options and stock units under the 2009 LTIP. In accordance with SEC Rules, the following table sets forth all of the Options (excluding the Conditional Options) and stock units granted to each of our executive officers and the groups identified below since the adoption of the 2009 LTIP through the Record Date:

Name of Individual or Identity of Group and Position	Number of Options[1]	Number of Stock Units[2]
Robert H. Schottenstein Chairman, Chief Executive Officer and President	229,258	—
Phillip G. Creek Executive Vice President and Chief Financial Officer	144,314	—
J. Thomas Mason Executive Vice President, Chief Legal Officer and Secretary	67,468	—
All current executive officers, as a group (3 persons)	441,040	—
All current directors who are not executive officers, as a group (6 directors)	—	16,000
Each nominee for election as a director	67,468	4,000
Each associate of any of such directors, executive officers or nominees	—	—
Each other person who received or is to receive 5 percent of awards under plan	—	—
All employees, including all current officers who are not executive officers, as a group	330,250	—

(1)   All of these Options: (a) were granted with an exercise price equal to the closing price of our Common Shares on the date of grant; (b) have exercise prices ranging from $12.23 to $14.18 (with a weighted average exercise price of $13.33); and (c) have a ten-year term and expire between February 9, 2020 and February 8, 2022. 699,250 of these Options vest and become exercisable over a five-year period in 20% increments beginning on December 31 of the year in which the Option was granted, subject to the recipient's continued employment with us on the applicable vesting date, and 72,040 of these Options vested on February 9, 2012.

(2)   All of these stock units: (a) were granted to our non-employee directors as part of their annual compensation for service as a director; and (b) will be settled in Common Shares upon the applicable director's separation of service from us.

As of the Record Date (and excluding the Conditional Options), there were: (1) 2,009,567 outstanding options under the 2009 LTIP and its predecessor plans; (2) 36,136 outstanding stock units under the 2009 LTIP and its predecessor plans; and (3) 18,789,066 outstanding Common Shares. These outstanding options have a weighted average exercise price of $23.43 and a weighted average term to expiration of 6.15 years. As of the Record Date, approximately: (1) 139,000 of these options had an exercise price of $54.85 and expire on February 16, 2015; (2) 106,650 of these options had an exercise price of $46.61 and expire on March 8, 2014; (3) 182,500 of these options had an exercise price of $41.45 and expire on February 13, 2016; and (4) 207,725 of these options had an exercise price of $33.86 and expire on February 13, 2017. Given the exercise prices of such outstanding options in relation to the current trading range of our Common Shares, we believe that many of these options will expire without being exercised. In addition, we continue to manage our burn rate of awards granted over time to levels we believe are reasonable and appropriate. Our three-year average burn rate for the three years ended December 31, 2011 was 2.17%, which is below the Institutional Shareholder Services burn rate cap of 4.81% applied to our industry. This burn rate was calculated as the three year average of the total number of Options and stock units awarded during each year divided by the weighted average Common Shares outstanding for each such year.

Vote Required

The affirmative vote of holders of a majority of the outstanding Common Shares entitled to vote at the Annual Meeting is required to approve this Proposal No. 3. Abstentions and broker non-votes will be counted for purposes of establishing a quorum and will have the same effect as a vote against this proposal.


Your Board of Directors unanimously recommends a vote <u>FOR</u> this Proposal No. 3.



Proposal No. 4

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Audit Committee has appointed Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2012. Deloitte & Touche LLP served as the Company's independent registered public accounting firm for the 2011 fiscal year. Although action by the shareholders in this matter is not required, the Audit Committee believes that shareholder ratification of its appointment of Deloitte & Touche LLP is appropriate because of the independent registered public accounting firm's role in reviewing the quality and integrity of the Company's internal control over financial reporting. A representative of Deloitte & Touche LLP will be present at the Annual Meeting. The representative will have an opportunity to make a statement, if he or she desires, and will be available to respond to appropriate questions.

The affirmative vote of holders of a majority of the outstanding Common Shares entitled to vote at the Annual Meeting is required to approve this Proposal No. 4. Abstentions and broker non-votes (if any) will be counted for purposes of establishing a quorum and will have the same effect as a vote against the proposal. In the event that the shareholders do not ratify the appointment of Deloitte & Touche LLP, the Audit Committee will reconsider (but may decide to maintain) its appointment of Deloitte & Touche LLP.


Your Board of Directors unanimously recommends a vote <u>FOR</u> this Proposal No. 4.


EXECUTIVE OFFICERS AND CERTAIN KEY EMPLOYEES

The executive officers of the Company are Robert H. Schottenstein, Phillip G. Creek and J. Thomas Mason. Biographical information with respect to the executive officers is set forth under "Board of Directors" beginning on page 4 of this Proxy Statement. The executive officers are elected by, and serve at the pleasure of, the Board. The following table sets forth biographical information with respect to certain key employees of the Company:

Name	Age	Current Positions with Company/Business Experience	Year Started
Paul S. Rosen	61	Chief Executive Officer of M/I Financial since February 1994, President of M/I Financial since August 1995 and Senior Vice President of the Company since February 1999.	1993
Fred J. Sikorski	57	Region President overseeing our Cincinnati Division since September 2011, our Columbus Division since September 2010, our Raleigh and Charlotte Divisions since May 2008 and our Tampa and Orlando Divisions since December 2006. Prior to 2006, Mr. Sikorski was Region President of our South Florida Region, Area President of our Tampa Division and Division President of our Tampa Division.	1998
David L. Matlock	53	Region President overseeing our San Antonio Division since April 2011 and our Houston Division since August 2011. In January 2008, Mr. Matlock founded TriStone Homes in San Antonio, the assets of which we acquired in April 2011. Prior to January 2008, he was the San Antonio Division President for Standard Pacific Corp.	2011

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of March 12, 2012, the number and percentage of the outstanding Common Shares beneficially owned by (1) each person who, to the knowledge of the Company, beneficially owns more than five percent of the outstanding Common Shares, (2) each of the Company's directors, nominees for director and Named Executive Officers and (3) all of the current directors and executive officers of the Company as a group. Except as set forth in the footnotes to the table, the shareholders have sole voting and dispositive power with respect to such Common Shares:

Name of Beneficial Owner	Number of Common Shares[1]	Percent of Class
Joseph A. Alutto, Ph.D.	31,238 [2]	*
Friedrich K. M. Böhm	35,576 [2]	*
Phillip G. Creek	251,844 [2]	1.3%
Thomas D. Igoe	26,904 [2]	*
J. Thomas Mason	125,030 [2]	*
Jeffrey H. Miro	51,677 [2]	*
Robert H. Schottenstein	1,078,994[2][3]	5.6%
Norman L. Traeger	39,458 [2]	*
Sharen Jester Turney	1,000 [2]	*
All current directors and executive officers as a group (9 persons)	1,626,653	8.2%
FMR LLC 82 Devonshire Street Boston, MA 02109	2,623,530 [4]	14.0%
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	2,333,681 [5]	12.5%
Donald Smith & Co., Inc. 152 West 57th Street New York, NY 10019	1,856,523 [6]	9.9%
Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906	1,412,366 [7]	8.0%
T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, MD 21202	1,350,770 [8]	7.2%
Dimensional Fund Advisors LP Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	1,230,786 [9]	6.6%

* Less than 1.0% of the outstanding Common Shares.

(1)   The amounts shown include 23,009, 19,109, 1,961, 4,170, 2,732, 17,573 and 2,662 Common Shares held by Joseph A. Alutto, Ph.D., Friedrich K.M. Böhm, Phillip G. Creek, Thomas D. Igoe, J. Thomas Mason, Jeffrey H. Miro and Robert H. Schottenstein, respectively, under the terms of the Company's Amended and Restated Executives' Deferred Compensation Plan (the "Executives' Deferred Compensation Plan") or the Company's Amended and Restated Director Deferred Compensation Plan (the "Director Deferred Compensation Plan"), as applicable. Under the terms of the Executives' Deferred Compensation Plan and the Director Deferred Compensation Plan, a participant does not beneficially own, or have voting or dispositive power with respect to, Common Shares acquired under the plan, until such Common Shares are distributed pursuant to the terms of the plan.

(2)   The amounts shown include 4,500, 245,387, 4,500, 105,030, 4,500, 480,304 and 4,500 Common Shares for Friedrich K.M. Böhm, Phillip G. Creek, Thomas D. Igoe, J. Thomas Mason, Jeffrey H. Miro, Robert H. Schottenstein and Norman L. Traeger, respectively, which underlie currently exercisable stock options. The amounts shown also include 7,027 Common Shares held by each of Joseph A. Alutto, Ph.D., Friedrich K.M. Böhm, Thomas D. Igoe, Jeffrey H. Miro and Norman L. Traeger and 1,000 Common Shares held by Sharen Jester Turney in the form of stock units issued pursuant to the Company's Amended and Restated 2006 Director Equity Incentive Plan (the "2006 Director Plan") and the 2009 LTIP. Under the terms of the 2006 Director Plan and the 2009 LTIP, a participant does not beneficially own, or have voting or dispositive power with respect to, Common Shares acquired under the plan in the form of stock units, until such Common Shares are distributed pursuant to the terms of the plan.

(3)   585,400 of these Common Shares are held of record by IES Family Holdings No. 2, LLC, an Ohio limited liability company. Robert H. Schottenstein is the sole manager of IES Family Holdings No. 2, LLC and has sole voting and dispositive power with respect to such 585,400 Common Shares. 10,000 of these Common Shares are owned by Robert H. Schottenstein's spouse, as to which Mr. Schottenstein disclaims beneficial ownership. 628 of these Common Shares are directly owned by Robert H. Schottenstein. The address of Robert H. Schottenstein is 3 Easton Oval, Suite 500, Columbus, Ohio 43219.

(4)   Based on information set forth in a Schedule 13G/A dated February 14, 2012, which was filed on behalf of FMR LLC, a parent holding company, Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR LLC and a registered investment adviser, Pyramis Global Advisors, LLC ("PGALLC"), an indirect wholly-owned subsidiary of FMR LLC and a registered investment adviser, Edward C. Johnson 3d, Chairman of FMR LLC, and Fidelity Low-Priced Stock Fund (the "Fund"), a registered investment company. Fidelity is the beneficial owner of 1,803,400 of such Common Shares as a result of acting as investment adviser to various investment companies. PGALLC is the beneficial owner of 820,130 of such Common Shares as a result of serving as investment adviser to various investment companies. Mr. Johnson, through his control of FMR LLC, and FMR LLC, through its control of Fidelity, PGALLC and the Fund, each has sole dispositive power with respect to all of such Common Shares and sole voting power with respect to 820,130 of such Common Shares. The Fund has sole voting power with respect to 1,803,400 of such Common Shares, and Fidelity carries out the voting of the Common Shares held by the Fund under written guidelines established by the Fund's Board of Trustees.

(5)   Based on information set forth in a Schedule 13G/A filed on January 10, 2012, which was filed on behalf of BlackRock, Inc., a parent holding company, BlackRock Japan Co. Ltd., BlackRock Institutional Trust Company, N.A., BlackRock Fund Advisors, Blackrock Asset Management Canada Limited, BlackRock Advisors, LLC and Blackrock Asset Management Ireland Limited. BlackRock, Inc. is the beneficial owner of such Common Shares and has sole voting and sole dispositive power with respect to all of such Common Shares.

(6)   Based on information set forth in a Schedule 13G filed on February 13, 2012, which was filed on behalf of Donald Smith & Co., Inc. and Donald Smith Long/Short Equities Fund, L.P. Donald Smith & Co., Inc. and Donald Smith Long/Short Equities Fund, L.P. are the beneficial owners of such Common Shares and have sole dispositive power with respect to all of such Common Shares. Donald Smith & Co., Inc. has sole voting power with respect to 1,727,961 Common Shares and Donald Smith Long/Short Equities Fund, L.P. has sole voting power with respect to 14,062 Common Shares.

(7) Based on information set forth in a Schedule 13G/A dated February 8, 2012, which was filed on behalf of Franklin Resources, Inc. ("FRI"), Franklin Advisory Services, LLC, an indirect wholly-owned investment management subsidiary of FRI ("FAS"), and Charles B. Johnson and Rupert H. Johnson, Jr., the principal shareholders of FRI. FAS has sole voting power with respect to 1,347,866 of such Common Shares and sole dispositive power with respect to all of such Common Shares. For purposes of Rule 13d-3 under the Exchange Act, each of FRI, Charles B. Johnson and Rupert H. Johnson, Jr. may be deemed to be a beneficial owner of the Common Shares held by FAS; however, each of FRI, Charles B. Johnson and Rupert H. Johnson disclaims beneficial ownership of such Common Shares.

(8) Based on information set forth in a Schedule 13G/A dated February 9, 2012, which was filed on behalf of T. Rowe Price Associates, Inc. ("Price Associates"), a registered investment adviser, who has sole voting power with respect to 441,500 of such Common Shares and sole dispositive power with respect to all of such Common Shares. These Common Shares are owned by various individual and institutional clients for which Price Associates serves as investment adviser with power to direct investments and/or vote such Common Shares. For purposes of the reporting requirements of the Exchange Act, Price Associates may be deemed to be the beneficial owner of such Common Shares; however, Price Associates expressly denies that it is, in fact, the beneficial owner of such Common Shares.

(9) Based on information set forth in a Schedule 13G/A dated February 14, 2012, which was filed on behalf of Dimensional Fund Advisors LP ("Dimensional"), a registered investment adviser who, in its role as investment adviser or manager to four registered investment companies and certain other commingled group trusts and separate accounts (collectively, the "Funds"), has sole voting power with respect to 1,194,623 of such Common Shares and sole dispositive power with respect to all of such Common Shares. All of such Common Shares are owned by the Funds, and Dimensional disclaims beneficial ownership of such Common Shares.

In addition to our Common Shares, on March 15, 2007, we issued 4,000,000 Depositary Shares, each representing 1/1000th of a 9.75% Series A Preferred Share of the Company (the "Preferred Shares"). The Preferred Shares are not convertible into our Common Shares or any other securities and have no voting rights, except as otherwise required by applicable Ohio law. Except as noted below, none of our directors, nominees for director or executive officers (including the Named Executive Officers) owned any of our Preferred Shares as of March 12, 2012.

Robert H. Schottenstein beneficially owns 74,050 Depositary Shares (1.8% of the outstanding Depositary Shares), of which (1) 1,000 are held in the Irving E. Schottenstein Marital Trust 1, of which Mr. Schottenstein is one of four trustees, (2) 61,100 are held in the Irving E. Schottenstein Marital Trust 2, of which Mr. Schottenstein is one of four trustees, (3) 5,950 are held in the Irving E. Schottenstein Insurance Trust, of which Mr. Schottenstein is one of three trustees, (4) 2,000 are held in the Alissa Schottenstein Skip Trust, of which Mr. Schottenstein is the sole trustee, (5) 2,000 are held in the Joshua Schottenstein Skip Trust, of which Mr. Schottenstein is the sole trustee and (6) 2,000 are held in the Leah Schottenstein Skip Trust, of which Mr. Schottenstein is the sole trustee. Mr. Schottenstein, in his capacity as a trustee of each of these trusts, has sole voting power (to the extent applicable) and sole dispositive power with respect to all such Depositary Shares and disclaims beneficial ownership of all such Depositary Shares.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

The following Compensation Discussion and Analysis ("CD&A") describes our executive compensation philosophy, objectives and policies, the components of compensation for our Named Executive Officers and the decisions of the Compensation Committee (the "Committee") with respect to the Named Executive Officers' 2011 compensation. This CD&A is also intended to provide a context for the data we present in the executive compensation tables and related footnotes and narrative below.

Through a mix of base salary, annual performance bonus, long-term equity incentive awards and limited benefits and perquisites, the Committee seeks to promote four primary objectives: (1) attracting and retaining exceptional executive officers; (2) motivating and engaging those executive officers; (3) rewarding performance; and (4) aligning the interests of our executives with the interests of our shareholders.

When the Committee established our 2011 executive compensation program in the first quarter of 2011, homebuilding conditions remained challenging. The ongoing housing downturn that began in 2006 continued with homebuilders facing high housing inventory levels, soft demand, sales of lender-owned homes acquired through foreclosure, reduced credit availability, high unemployment, low consumer confidence and generally weak economic conditions. While homebuilding conditions moderated slightly in 2010, we expected the homebuilding industry to experience the same challenges and volatility throughout 2011. In light of the prevailing conditions, our focus in 2011 remained on continuing to make meaningful progress toward returning to profitability through, among other things, increasing home deliveries, new contracts and margins, reducing expenses, improving homebuyer satisfaction ratings, opening new communities, reducing cycle time and maintaining the strength of our balance sheet.

Given market conditions, our current compensation levels and our progress on many of these fronts in 2010, the Committee did not believe that it was appropriate or necessary to make significant changes to our executive compensation program for 2011. Accordingly, the executive compensation program for 2011 remained fundamentally the same as in 2010, except for (1) a change in the performance goals for the annual cash performance bonus program for 2011 and (2) a 4% increase in the number of stock options that each Named Executive Officer received in 2011. With regard to the annual cash performance bonus program, to further focus our Named Executive Officers on making meaningful progress toward our primary goal of returning to profitability in 2011, each Named Executive Officer's 2011 annual cash performance bonus opportunity was based (1) 90% on our pre-tax income (loss) from continuing operations, excluding extraordinary items such as impairments and abandonments, defective drywall charges and other extraordinary charges ("Adjusted Pre-Tax Income (Loss)"), and (2) 10% on our homebuyer satisfaction ratings. For 2010, each Named Executive Officer's annual cash performance bonus opportunity was based (1) 70% on our Adjusted Pre-Tax Income (Loss), (2) 20% on our market presence and (3) 10% on our homebuyer satisfaction ratings.

In 2011, our Adjusted Pre-Tax Income (Loss) was ($10.9 million), and we did not achieve the minimum level of Adjusted Pre-Tax Income (Loss) established by the Committee. As a result, the Named Executive Officers did not receive any bonus based on this performance goal. While we did not improve our Adjusted Pre-Tax Income (Loss) in 2011, we believe we made meaningful progress on a number of fronts in our strategy to return to profitability, including:

- *New Contracts.* New contracts increased 3%;

- *Backlog.* At December 31, 2011, backlog units and sales value were 27% and 34% greater than a year earlier, respectively (with the year-end unit level at its highest since 2007);

- *Adjusted Operating Gross Margin Percentage.* Adjusted operating gross margin percentage (i.e.*,* gross margin, excluding impairments and defective drywall charges, as a percentage of total revenue) increased by 80 basis points;

- *Expense Management.* Selling, general and administrative expenses decreased 6%;

- *Homebuyer Satisfaction Ratings.* Our homebuyer satisfaction ratings scores improved to 95.2% on the 30-day homebuyer satisfaction survey and 91.2% on the six-month homebuyer satisfaction survey;

- *Land and Homebuilding Activities.* We opened 46 new communities, increased our community count by 11% and entered the San Antonio, Texas market by acquiring a privately-held homebuilder; and

- *Balance Sheet.* We maintained our significant liquidity ending 2011 with more than $101 million in cash and no outstanding borrowings under our $140 million credit facility.

As indicated above, our Named Executive Officers did not receive any bonus for 2011 based on the Adjusted Pre-Tax Income (Loss) performance goal. Based on our achievement of the homebuyer satisfaction ratings performance goal, Robert H. Schottenstein, Phillip G. Creek and J. Thomas Mason received cash bonuses for 2011 in the amounts of $236,250, $112,500 and $40,500, respectively. In each case, these amounts represented 9% of their respective maximum potential performance bonus opportunities for 2011 and a 25% reduction from their respective 2010 annual cash performance bonus compensation. As reflected in the Summary Compensation Table on page 45, Messrs. Schottenstein's, Creek's and Mason's 2011 total compensation declined by 14%, 10% and 3%, respectively, from his 2010 total compensation.

In May 2011, we held a shareholder advisory vote on the compensation of our Named Executive Officers, commonly referred to as a "say-on-pay" vote. Our shareholders overwhelmingly approved the compensation of our Named Executive Officers, with approximately 97% of the votes cast in favor of our 2011 "say-on-pay" resolution. Since the 2011 Annual Meeting of Shareholders, the Committee has considered the results of the 2011 "say-on-pay" vote in its evaluation of our executive compensation programs and practices. Based on the strong support our shareholders expressed at the 2011 Annual Meeting, the Committee did not make any changes to our executive compensation program as a result of the 2011 "say-on-pay" vote.

Adjusted Pre-Tax Income (Loss) and adjusted operating gross margin constitute non-GAAP financial measures. See the table set forth on page 35 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 for a reconciliation of Adjusted Pre-Tax Income (Loss) and adjusted operating gross margin to the most comparable GAAP financial measures, income (loss) before income taxes and gross margin, respectively.

Compensation Philosophy and Objectives

Our executive compensation program is designed and administered to promote the following philosophy and objectives:

- *Attract and Retain.* Compensation should reflect the value of the job in the marketplace. To attract and retain exceptional executives, our executive compensation must remain competitive with the compensation programs of other publicly-traded homebuilders which compete with us for talent.

- *Motivate and Engage.* Compensation should motivate and engage our executive officers to perform at the highest level and achieve our financial and strategic business goals and objectives.

- *Reward Performance.* Compensation should depend on, and reward executives on the basis of, both individual and company performance with an increasing proportion of pay at risk and directly linked to company performance as an executive's scope of responsibility increases.

- *Alignment with our Shareholders.* Compensation should be structured to align the interests our executives and our shareholders with the ultimate goal of maximizing shareholder value.

The Committee believes that the overall structure of our compensation program should be fundamentally the same across our entire management team to promote teamwork and cohesion. For this reason, while actual compensation levels vary based on differences in job responsibilities, individual performance and the compensation paid to similarly-positioned executives within our Peer Group (as defined below on page 34 of this Proxy Statement), the Named Executive Officers generally receive the same components of compensation (i.e., base salary, annual performance bonus, long-term equity incentive awards and benefits and perquisites) as the rest of our management team. In addition, similar, although not identical, performance goals apply to the annual performance bonuses that the Named Executive Officers and the rest of

the management team are eligible to receive. For example, for 2011, each management team member's annual performance bonus was based on Adjusted Pre-Tax Income (Loss) and homebuyer satisfaction ratings. The Committee believes this consistency ensures that the entire management team focuses on the same corporate goals and objectives and shares in the risks and rewards of our performance in a similar manner, reduces the likelihood of excessive risk taking and further promotes an environment of team work and collaboration.

Role of Executive Officers

Consistent with past practice, in 2011, the Committee requested that our Chief Executive Officer, with the assistance of other members of management from our finance, legal and human resources departments, make initial recommendations to the Committee regarding the design of the 2011 executive compensation program. The Committee requested that the Chief Executive Officer and these other members of management focus their recommendations on (1) the 2011 performance bonus program, including the types of performance goals, the required levels of performance for each goal and the amount of payout at such required levels and (2) the amount of the 2011 equity-based compensation awards. Thereafter, in the course of its deliberations regarding the design of the 2011 executive compensation program, the Committee from time to time solicited further input and recommendations from the Chief Executive Officer and such other members of management. At the request of the Committee, the Chief Executive Officer and certain of such other members of management attended and participated in the Committee meetings. The Committee believes this input is valuable because of the Chief Executive Officer's close working relationship with the other Named Executive Officers and management's detailed knowledge of our business, financial and operational performance and strategic goals and objectives. The Committee, however, has sole authority to determine all elements of executive compensation and makes all final determinations regarding the Named Executive Officers' compensation.

Use of Compensation Consultants

In July 2010, the Committee engaged Pearl Meyer & Partners ("Pearl Meyer") to serve as its independent outside consultant for 2011 and advise the Committee regarding our 2011 executive compensation program. In the course of the engagement, Pearl Meyer: (1) reviewed our executive compensation program as a whole, each principal component of the program and the mix of compensation within the program, with a focus on the 2011 performance bonus program; (2) analyzed competitive pay data for our peer group, including comparing our Named Executive Officers' compensation (total compensation and each principal component of compensation) to the compensation of similarly-positioned executive officers within our Peer Group; (3) analyzed our financial performance relative to the financial performance of the companies in our Peer Group, with a particular focus on one, three and/or five-year revenue growth, net income margin and total shareholder return; (4) analyzed the relationship between pay and performance for us and each of the companies in our Peer Group; and (5) shared with the Committee current market trends and developments in executive compensation. At the request of the Committee, Pearl Meyer discussed with management the recommendations that management planned to make to the Committee regarding compensation for the Named Executive Officers for 2011.

During 2011, Pearl Meyer and its affiliates provided no services to us or our affiliates, other than those services provided to the Committee as described above relating to (1) the 2011 executive compensation program and (2) the proposed amendment to the 2009 LTIP which is being acted upon by our shareholders at the Annual Meeting. In addition, the Committee requested and received from Pearl Meyer a statement detailing its qualifications of independence as an advisor.

Setting Executive Compensation

During the first quarter of each year, the Committee evaluates the performance of our Named Executive Officers, determines whether they will receive bonuses for the prior year based on our performance during that year and establishes the compensation program for the current year.

In connection with establishing the Named Executive Officers' 2011 compensation, the Committee reviewed and analyzed the following information:

- a report prepared by our human resources department reviewing our financial performance during each of the preceding five fiscal years and the performance bonuses paid and the stock options granted to our Named Executive Officers as a group and company-wide with respect to the same period;

- our 2011 strategic goals and initiatives;

- a report prepared by our human resources department detailing the stock options granted during each of the preceding six fiscal years to each participant, including the Named Executive Officers, under our 1993 Stock Incentive Plan as Amended (the "1993 Plan") and our 2009 LTIP, the shareholder-approved equity compensation plans that we have used to provide equity-based compensation. The report also sets forth the number and percentage of the outstanding stock options that are underwater (i.e., the exercise price exceeds the then current market price of our Common Shares on the NYSE) and our burn rate;

- tally sheets prepared by our human resources department setting forth the dollar value of each component of compensation and total compensation for each Named Executive Officer for 2010 and 2011, including base salary, annual performance bonus, service-based stock options, benefits and perquisites and potential payments upon a change of control;

- the individual performance of each Named Executive Officer during 2010, including, in the case of (1) Robert H. Schottenstein, his overall leadership and development of our business strategy for returning to profitability, (2) Phillip G. Creek, his management of our liquidity and balance sheet, oversight of our financial reporting process and responsibility for our investor relations, and (3) J. Thomas Mason, his management and oversight of our legal and human resources departments, risk management and land acquisition and development; and

- a report prepared by Pearl Meyer analyzing our executive compensation program that included competitive data derived from the most recent publicly available data comparing the total annual compensation and each principal component of compensation received by each Named Executive Officer against similarly-positioned executive officers of the peer group of publicly-traded homebuilders set forth below (the "Peer Group"), the financial performance of M/I Homes and the Peer Group companies (including one, three and/or five-year revenue growth, net income margin and total shareholder return) and the pay-for-performance alignment for M/I Homes and the Peer Group companies. The Peer Group consisted of:

Beazer Homes USA, Inc.	Meritage Homes Corporation
Brookfield Homes Corporation	NVR, Inc.
D. R. Horton, Inc.	Pulte Homes, Inc.
Hovnanian Enterprises, Inc.	The Ryland Group, Inc.
KB Home	Standard Pacific Corp.
Lennar Corporation	Toll Brothers, Inc.
M.D.C. Holdings, Inc.	

The Committee, with the assistance of management and Pearl Meyer, selected our Peer Group based on the other publicly-traded homebuilders with whom we believe we compete for personnel, customers and/or investment. In 2011, the Peer Group remained the same as in 2010.

Consistent with our objective of attracting and retaining exceptional executives, the Committee analyzed the Peer Group data to gain a general understanding of the compensation practices of our competitors in light of current market conditions and to ensure that the total compensation and each principal component of compensation received by the Named Executive Officers was generally consistent and competitive with the components, forms and amounts of compensation paid by our competitors (i.e., reasonable on a relative basis). The Committee recognizes that peer group data is an important

indicator of competitiveness and compensation trends. However, the Committee also recognizes that each company within the Peer Group is unique. For example, when reviewing the Peer Group data, the Committee takes into account that many of the companies in the Peer Group are larger than us in terms of revenue, market capitalization and other measures. Therefore, the Committee believes that peer group data should be used only as a point of reference and one of several factors considered in setting executive compensation and not used by itself as a determinative factor. As a result, the Committee did not use the Peer Group data to benchmark our executive compensation program, or any component of our executive compensation program, to a specific level or ranking of compensation paid by our competitors (*e.g.*, market median) and has discretion in determining the nature and extent of its use of such data.

Components of 2011 Executive Compensation

For 2011, the principal components of our executive compensation program were:

- base salary;

- annual cash performance bonus;

- equity-based compensation in the form of stock options that vest over five years based on continued employment; and

- benefits and perquisites.

The Committee believes that each of these components serves a unique role in helping us achieve our overall executive compensation philosophy and objectives. For this reason, we do not have a pre-established formula or target for the allocation between cash and non-cash compensation or short-term and long-term compensation. Instead, the Committee annually reviews the Peer Group data, the current facts and circumstances impacting our business, the homebuilding industry and the general economy, our short- and long-term goals and our past practices and subjectively determines what it believes is the appropriate mix of compensation to best promote our executive compensation philosophy and objectives. Historically and in 2011, a significant percentage of each Named Executive Officer's compensation was at risk or variable and dependent on our performance and/or stock price appreciation. For 2011, approximately 80%, 76% and 57% of Robert H. Schottenstein's, Phillip G. Creek's and J. Thomas Mason's respective potential total compensation was at risk or variable and tied to our performance and/or stock price appreciation. The Committee believes this emphasis on variable compensation motivates and engages our Named Executive Officers, results in a strong pay-for performance emphasis and aligns the interests of our Named Executive Officers and our shareholders.

Base Salary

We use base salary as the guaranteed or fixed component of the Named Executive Officers' annual cash compensation and believe that it is an important tool in attracting and retaining executives and motivating and rewarding individual performance. The base salary component is also designed to provide a steady income regardless of our short-term performance and the performance of our Common Shares so that executives do not feel pressured to take unnecessary or excessive risks or focus exclusively on the price of our Common Shares to the detriment of other important business metrics. The Committee annually reviews and subjectively determines each Named Executive Officer's base salary. In 2011, the Committee considered in its review:

- the base salary levels of similarly-positioned executives in our Peer Group;

- each Named Executive Officer's individual performance and our performance in 2010;

- each Named Executive Officer's scope of responsibility and the importance of his job function;

- each Named Executive Officer's level of experience and tenure; and

- the then current state of the homebuilding industry and the economy in general.

The Committee has not assigned any specific weighting to these factors, and the relevance of each factor varies from individual to individual.

Based on this review and input from Pearl Meyer, the Committee awarded no base salary increases for the Named Executive Officers in 2011. The Committee determined that the Named Executive Officers performed well in 2010. In particular, the Committee recognized (1) Robert H. Schottenstein's leadership and role in developing and communicating our operational strategy to return to profitability and achieving meaningful progress towards reaching that goal, (2) Phillip G. Creek's role in preserving our liquidity and strengthening our balance sheet at the end of 2010 and (3) J. Thomas Mason's management of our legal expenses and oversight of our legal, risk management, human resources and land acquisition and development activities. The Committee also noted that Mr. Schottenstein's base salary was near the bottom of the Peer Group for chief executive officers and Mr. Creek's base salary was well below the median of the Peer group for chief financial officers. The Committee, however, concluded that base salary increases were not appropriate based on our overall financial performance during 2010, the prevailing market conditions and our continued emphasis on expense management company-wide during 2011. As a result, Messrs. Schottenstein's and Creek's base salaries remained at $750,000 and $500,000, respectively (the levels established by the Committee in February 2007), and Mr. Mason's base salary remained at $450,000 (the level established by the Committee in February 2010).

Annual Performance Bonus

Overview. The annual cash performance bonus is designed to motivate our Named Executive Officers and reward them based on our achievement of pre-determined, objective corporate performance goals that are tied to our financial and strategic goals for the year. Each Named Executive Officer's annual cash performance bonus opportunity is awarded pursuant to our shareholder-approved 2009 Annual Incentive Plan, a cash-based incentive plan designed to comply with Section 162(m) of the Code to ensure tax deductibility. Historically and in 2011, the annual cash performance bonus opportunity has represented the most significant portion of each Named Executive Officer's potential total annual compensation. The Committee believes this fosters a results-driven, pay-for-performance culture, builds accountability and helps align the Named Executive Officers' interests with the interests of our shareholders.

During the first quarter of 2011, the Committee established the annual cash performance bonus program for 2011, including (1) the award formulas and the performance goals to be measured to determine the amount (if any) of the performance bonus that each Named Executive Officer would earn for 2011 and (2) the maximum bonus that each Named Executive Officer would be eligible to earn. For 2011, the Committee established maximum potential performance bonuses for Robert H. Schottenstein, Phillip G. Creek and J. Thomas Mason equal to 350%, 250% and 100% of their respective 2011 base salaries. These were the same maximum potential performance bonuses that have applied to Mr. Schottenstein since 1999 and Messrs. Creek and Mason since 2006. The Committee concluded that these maximums remained appropriate based on the annual performance bonus opportunities for similarly-positioned executives in our Peer Group, our past practices, the Named Executive Officer's scope of responsibility (i.e., as an executive's scope of responsibility increases, the proportion of compensation that is performance-based increases) and input from Pearl Meyer. The Committee made this decision subjectively without the use of any formulaic methodology. In addition, as discussed below, the Committee structured the 2011 performance bonus program in a highly leveraged manner so that our Named Executive Officers would earn the maximum amounts only if our performance materially exceeded our expectations. Under the 2009 Annual Incentive Plan, the Committee has the authority to exercise negative discretion and reduce the amount of compensation to be paid to a participant with respect to an award.

The Committee established the award formulas and performance goals based on numerous factors, including our 2011 financial projections and financial and strategic goals, the prevailing conditions in the homebuilding industry, our past compensation practices, our past performance, the executive's scope of responsibility, individual performance (as discussed above in "-Base Salary") and input from Pearl Meyer. The Committee also reviewed the performance goals and bonus opportunities for similarly-positioned executives in our Peer Group. The Committee did not attach a specific weight to any of these factors, or rely on a specific formula, but instead took all of the factors into account and used its judgment

and discretion to subjectively establish the award formulas and performance goals. While the dollar amount that each Named Executive Officer could earn at each performance level varied by executive, the Committee aligned the payout opportunities so that each executive would earn the same percentage of his maximum performance bonus opportunity at each of the performance levels. The Committee believed this alignment fosters team work and cohesion among our leadership.

For 2011, the Committee selected the following performance goals: (1) Adjusted Pre-Tax Income (Loss); and (2) homebuyer satisfaction ratings. Each Named Executive Officer's performance bonus opportunity was based 90% on Adjusted Pre-Tax Income (Loss) and 10% on homebuyer satisfaction ratings. In 2010, the Committee selected these same performance goals as well as a market presence performance goal which was intended to focus the Named Executive Officers on growing our market share in each of our nine geographic divisions and identifying and entering new markets. The Committee elected not to use the market presence performance goal in 2011 because it believed that the Adjusted Pre-Tax Income (Loss) performance goal adequately focused the Named Executive Officers on growth in market share.

Adjusted Pre-Tax Income (Loss). The Committee selected Adjusted Pre-Tax Income (Loss) because it believes this financial goal focuses the Named Executive Officers on returning us to profitability and is an important factor in creating value for our shareholders. In the Committee's view, an income-based performance goal encourages the Named Executive Officers to take a more balanced approach to our performance by requiring them to focus on both revenue growth and expense management. In addition, this performance goal was consistent with many of our financial and strategic goals for 2011, including: increasing the number of homes delivered, new contracts and margins; reducing hard construction costs and general and administrative expenses and increasing our community count and market share. Also, based on the Peer Group data, while performance metrics varied widely within the Peer Group, an income-based performance goal was the most common metric among the Peer Group companies.

Similar to 2010, the Committee selected Adjusted Pre-Tax Income (Loss) as opposed to net income (loss) based on our expectation that we would continue to incur impairments and other extraordinary write-offs in 2011 that could not be quantified or predicted with a reasonable degree of certainty at the beginning of the year. In the Committee's view, the Adjusted Pre-Tax Income (Loss) performance goal provided the requisite flexibility to account for market conditions without sacrificing our goal of returning to profitability.

The Committee established Adjusted Pre-Tax Income (Loss) goals for 2011 of ($5.0 million), ($2.5 million), $0.0 million, $5.0 million and $45.0 million. As such, no Named Executive Officer would earn any bonus for this performance goal unless we improved our Adjusted Pre-Tax Income (Loss) by at least 35% and maximum bonuses would be earned only if we improved our Adjusted Pre-Tax Income (Loss) by more than $52 million.

When establishing the 2011 performance bonus program, the Committee expected that the homebuilding industry would continue to face challenges, volatility and uncertainty in 2011 making it difficult (but not impossible) for us to achieve positive Adjusted Pre-Tax Income. Given our company-wide focus on returning to profitability but recognizing market conditions, the Committee sought to establish a performance goal that modestly rewarded our Named Executive Officers for continued meaningful progress toward profitability but focused them on superior performance. As a result, the Committee designed the Adjusted Pre-Tax Income (Loss) performance levels so that the Named Executive Officers would earn relatively modest amounts if we achieved the minimum performance level but did not return to profitability and more significant amounts only if we returned to profitability and materially exceeded our expectations. This leveraged design was intended to both motivate and reward the Named Executive Officers and align the Named Executive Officers' interests with the interests of our shareholders by placing a premium on superior performance and profitability.

The following table sets forth the specific amount that each Named Executive Officer was eligible to earn based on our achievement of the various Adjusted Pre-Tax Income (Loss) performance levels and the actual amount earned based on 2011 performance:

Adjusted Pre-Tax Income (Loss) Performance Goal

Named Executive Officer	Amount Earned at ($5.0 mil.) [1]	Amount Earned at ($2.5 mil.) [1]	Amount Earned at ($0.0 mil.) [1]	Amount Earned at $5.0 mil. [1]	Amount Earned at $45 mil. [1]	Actual Amount Earned in 2011
Robert H. Schottenstein	$52,500	$131,250	$341,250	$603,750	$2,362,500	$—
Phillip G. Creek	$25,000	$62,500	$162,500	$287,500	$1,125,000	$—
J. Thomas Mason	$9,000	$22,500	$58,500	$103,500	$405,000	$—

(1) The amounts earned increase proportionately between the performance levels.

Homebuyer Satisfaction Ratings. Consistent with past practice, the Committee selected homebuyer satisfaction ratings as one of the performance goals for 2011 because it believes this goal effectively measures our customer service and quality which are critical to our short- and long-term success. In addition, since our founding, customer service and quality have been a strategic priority for us, and we believe a key factor in distinguishing us from our competitors. For 2011, the Committee established minimum and maximum homebuyer satisfaction ratings goals (based on our survey score to the question "Would you recommend M/I Homes to a friend or relative?") of 91% and 95%, respectively, on the 30-day homebuyer satisfaction survey and 88% and 92%, respectively, on the six-month homebuyer satisfaction survey. The average homebuyer satisfaction rating was rounded up or down to the nearest whole number for purposes of calculating the amount earned. We based one-half of the bonus (i.e., 5% of the total bonus opportunity) on the 30-day survey score and one-half on the six-month survey score to ensure that the ratings effectively measure our customer service and quality.

The following tables set forth the specific amount that each Named Executive Officer was eligible to earn based on our achievement of the minimum or maximum homebuyer satisfaction ratings performance levels and the actual amount earned based on 2011 performance:

Homebuyer Satisfaction Ratings Performance Goal - 30 Day Survey

Named Executive Officer	Amount Earned at Minimum[1]	Amount Earned at Maximum[1]	Actual Amount Earned in 2011
Robert H. Schottenstein	$26,250	$131,250	$131,250
Phillip G. Creek	$12,500	$62,500	$62,500
J. Thomas Mason	$4,500	$22,500	$22,500

(1) The amounts earned increase proportionately between the performance levels.

Homebuyer Satisfaction Ratings Performance Goal - Six Month Survey

Named Executive Officer	Amount Earned at Minimum[1]	Amount Earned at Maximum[1]	Actual Amount Earned in 2011
Robert H. Schottenstein	$26,250	$131,250	$105,000
Phillip G. Creek	$12,500	$62,500	$50,000
J. Thomas Mason	$4,500	$22,500	$18,000

(1) The amounts earned increase proportionately between the performance levels.

2011 Results. In 2011, we failed to achieve the minimum level of Adjusted Pre-Tax Income (Loss) established by the Committee, and, therefore, the Named Executive Officers did not earn any bonus based on this performance goal. In 2011, we achieved homebuyer satisfaction ratings scores of 95.2% on the 30-day homebuyer satisfaction survey and 91.2% on the six-month homebuyer satisfaction survey. These scores reflect an improvement from 2010 of 1.4 percentage points and 0.9 percentage points on the 30-day and six-month scores, respectively. As a result of our performance, Messrs. Schottenstein, Creek and Mason earned $236,250, $112,500 and $40,500, respectively, with respect to the homebuyer satisfaction ratings performance goal.

Equity-Based Compensation

For many years, the Committee has granted our Named Executive Officers (and other members of management) annual service-based stock option awards. The Committee believes that, because stock options have value only if the price of our Common Shares increases, stock options are inherently tied to our performance and shareholder return and align the interests of our Named Executive Officers with the interests of our shareholders. The Committee further believes that stock options encourage our Named Executive Officers to focus on our long-term performance and increase their investment in M/I Homes and provide a check on excessive risk taking in the short-term.

The annual service-based stock option awards vest and become exercisable over a five-year period in 20% increments beginning on December 31 of the year in which the option is granted and expire ten years after the date of grant. The Committee believes that the five-year vesting schedule also serves as a valuable retention tool and is consistent with the nature of the homebuilding business (i.e., the business requires a relatively long-term time horizon before a financial benefit is realized).

The Committee grants all equity-based awards (including awards to our non-employee directors) pursuant to the 2009 LTIP. Except in the case of grants for new hires (which are made at the first Committee meeting following the hiring date), the Committee grants all employee stock options at its first regularly scheduled Committee meeting of the year (typically in February). Our Board generally establishes the date of this meeting many months in advance and the meeting follows our release of earnings for the prior year so that the price of our Common Shares at the time of grant can reasonably be expected to fairly represent the market's collective view of our then current results. We do not have any program, plan or practice to time the grant of equity-based awards with the release of material non-public information. All stock options are awarded at the closing price of our Common Shares on the NYSE on the date of grant. The date of the Committee meeting at which the Committee approves the grant is the date of grant.

When determining the size of the annual service-based stock option awards for the Named Executive Officers in 2011, the Committee considered the following factors:

- the long-term incentive opportunity for similarly-positioned executive officers in our Peer Group and input from Pearl Meyer;

- individual attributes such as scope of responsibility, the importance of the job function, individual performance, and ability to impact our future performance;

- the estimated expense, the dilutive effect, and the impact on our burn rate of such awards;

- our corporate performance; and

- historical information detailing the stock options previously granted to each Named Executive Officer and the number of stock options underwater.

In February 2011, the Committee awarded Robert H. Schottenstein, Phillip G. Creek and J. Thomas Mason service-based stock options to purchase 75,000, 50,000 and 25,000 Common Shares, respectively. In each case, these awards represented an increase of approximately 4% from the number of service-based stock options each Named Executive Officer received in 2010. The grant date fair value of these awards was $493,500, $329,000 and $164,500 for Messrs. Schottenstein, Creek and Mason, respectively. The Committee elected to make these modest increases to the size of the service-based stock option awards based on several factors.

First, the Committee noted our improved financial and operating performance in 2010, including our substantial improvement in Adjusted Pre-Tax Loss and net loss, management of expenses, the continued strength of our balance sheet, our homebuyer satisfaction ratings and our opening of 41 new communities. While the Committee recognized that this improvement was the result of company-wide efforts, it also recognized that the Named Executive Officers' leadership was critical to our improved performance in 2010. Second, the grant date fair value of the annual service-based stock options awarded to our Named Executive Officers in recent years (including 2010) continued to rank in the bottom quartile of our Peer Group. Third, as of January 2011, 87% of the vested options and 21% of the unvested options held by the Named Executive Officers were underwater and many of the options had little chance to recover in value given the exercise price, term and current

market conditions. The Committee remained concerned that these underwater options provided little (if any) value as a retention tool or driver of long-term performance. Finally and partially offsetting the foregoing factors, the Committee believed that the then current compensation levels for the Named Executive Officers remained generally appropriate in amount and allocation and material changes were not warranted.

Benefits and Perquisites

Employee Benefits. We provide all of our employees, including our Named Executive Officers, with the opportunity to save for retirement through our defined contribution 401(k) Profit Sharing Plan (the "401(k) Plan"). We have also historically elected to make an annual profit sharing contribution to the 401(k) Plan on behalf of all employees. The 401(k) Plan limits the amount of a participant's annual compensation that is eligible for profit sharing to $50,000. For 2011, the company contribution made on behalf of each Named Executive Officer was $795. Our Named Executive Officers participate in the 401(k) Plan on the same terms as our other employees.

In an effort to maintain a healthy workforce, we provide all employees, including our Named Executive Officers, with the opportunity to participate in various health and welfare benefit programs, including medical, dental, vision, life and short-term disability insurance. We share the cost of these benefit programs with our employees and provide benefits at competitive market levels to help attract and retain employees. Our Named Executive Officers participate in these programs on the same terms as our other employees.

In addition to the aforementioned benefits, we maintain a $4.0 million and $1.0 million supplemental split-dollar life insurance policy for Robert H. Schottenstein and Phillip G. Creek, respectively. Under this arrangement, we have an obligation to pay a portion of the premium and the executive has an obligation to pay the balance of the premium. In addition to paying our portion of the premium, we pay the executive's portion and reimburse him for the taxes he incurs with respect to our payment of his portion of the premium. Prior to 2002, we provided this benefit to each of our executive officers for competitive reasons. Since 2002, we have continued (on the same terms without any material modification) only those split-dollar policies that were in effect for our executive officers at the time of the adoption of the Sarbanes-Oxley Act of 2002 and have not provided this benefit to any of our new executive officers. Due to prevailing conditions in the investment market, in 2011, we elected not to fund our portion of the premium for the supplemental split-dollar life insurance policies for the benefit of either of Messrs. Schottenstein or Creek.

Perquisites. We do not provide our Named Executive Officers with any material perquisites or personal benefits, except that all Named Executive Officers, along with certain other members of management, are provided with a monthly automobile allowance. The allowable expense is determined on a schedule based on position within M/I Homes. The Committee believes this limited perquisite is reasonable and consistent with our executive compensation philosophy and objectives and competitive market practices.

Payments in Connection with Termination of Employment or Change in Control

We do not currently have employment or severance agreements with any of our Named Executive Officers, other than the change in control agreements described below (the "Change in Control Agreements"). As a result, we are not obligated to pay any severance or other enhanced benefits to our Named Executive Officers upon termination of employment or a change in control, except for the benefits provided under the Change in Control Agreements (as described below), our equity compensation plans and our annual performance bonus plan under certain circumstances. The Committee believes these benefits are generally consistent with market practice within our Peer Group, help us attract and retain exceptional executives and, in the case of change in control benefits, align executive and shareholder interests by enabling the Named Executive Officers to pursue corporate transactions without a concern for job security.

Change in Control Agreements. In July 2008, we entered into a Change in Control Agreement with each Named Executive Officer. The Change in Control Agreements are identical in all respects, except for the amounts payable thereunder, and remain in effect for so long as the applicable Named Executive Officer is employed by us or until we mutually agree to terminate his Agreement.

As previously reported, the Committee determined that it was in our best interests to enter into a Change in Control Agreement with each Named Executive Officer based on several considerations, including to: (1) serve as a retention tool and incentivize the Named Executive Officers to continue focusing on our business in the event of a potential change in

control transaction; (2) focus the Named Executive Officers on leading our business through these turbulent times; (3) ensure that the Named Executive Officers pursue business alternatives that maximize shareholder value without a concern for job security; and (4) ensure our compensation practices remained competitive.

Because the Change in Control Agreements are intended to provide the Named Executive Officers with a level of financial protection only upon loss of employment in connection with a change in control, they require a "double trigger." Under the Change in Control Agreements, if (1) we terminate a Named Executive Officer's employment without cause within six months prior to or twenty-four months after a change in control or (2) a Named Executive Officer terminates his employment for good reason within twenty-four months after a change in control, such Named Executive Officer will be entitled to:

- a lump sum payment equal to the sum of:

  - a pre-determined multiple of his then current annual base salary,

  - a pre-determined multiple of his average bonus earned during the five fiscal years immediately preceding the date of termination, and

  - a pro-rated amount of the annual bonus (if any) which the Named Executive Officer is eligible to receive with respect to the fiscal year in which his employment is terminated, calculated based upon (1) the degree to which the performance goals applicable to his bonus have been achieved (on a pro-rated basis) through the last day of the month preceding the Named Executive Officer's termination of employment and (2) the number of full months during the fiscal year during which the Named Executive Officer was employed;

  - a lump-sum payment for any unused vacation; and

  - continued coverage (at no cost) in all of our programs that are subject to the benefit provisions of COBRA for up to a maximum of 24 months unless he obtains replacement coverage.

The pre-determined payment multiples for Robert H. Schottenstein, Phillip G. Creek and J. Thomas Mason are 2.99, 2 and 2, respectively. These multiples were determined by the Committee based primarily on a review of competitive market data for our Peer Group.

Additionally, under the Change in Control Agreements, if the payments to be received by a Named Executive Officer upon a change in control constitute "excess parachute payments" under Section 280G of the Code, and are subject to excise tax under Section 4999 of the Code, such Named Executive Officer will be entitled to a gross-up payment in an amount necessary to ensure that he does not bear the cost of the excise tax, unless a cut-back by less than 10% of the total amount payable would make the excise tax inapplicable (in which case the amount payable to him will be reduced to the extent necessary to make the excise tax inapplicable). The Committee included this modified gross-up provision to balance protecting the Named Executive Officers from any excise tax with limiting our exposure to the cost of a gross-up if the excise tax is triggered by a minimal amount.

1993 Plan. Pursuant to the terms of the 1993 Plan and the form of award agreement that applies to all outstanding stock option awards thereunder, if a participant is terminated for any reason other than retirement, death or disability, his or her stock option privileges will be limited to the options immediately exercisable on the date of termination and expire unless exercised within 30 days after such date. In the case of termination due to death or disability, all options will become immediately exercisable and expire unless exercised within one year. In the case of retirement, a participant's option privileges will be limited to the options immediately exercisable on the date of retirement and expire unless exercised within one year after such date. In the case of a change in control of M/I Homes, all unvested options will immediately vest.

2009 LTIP. Pursuant to the terms of the 2009 LTIP and the form of award agreement that applies to all outstanding stock option awards thereunder, if a participant is terminated for any reason other than retirement, death, disability or cause, his or her stock option privileges will be limited to the options immediately exercisable on the date of termination and expire unless exercised within 60 days after such date. In the case of termination due to retirement, death or disability, all options will become immediately exercisable and expire unless exercised by the applicable expiration date of the option.

In the case of termination for cause, a participant will forfeit all of his or her options (whether or not exercisable). In the case of a change in control of M/I Homes, the Committee may take such actions as it deems necessary or desirable with respect to outstanding stock options. However, if in connection with a change in control, the Committee elects to (1) cancel any option, the participant will be entitled to receive a cash payment equal to the excess, if any, of the value of the consideration to be paid in the change in control to holders of the same number of Common Shares as the number of Common Shares underlying the option being cancelled over the aggregate exercise price of the option being cancelled or (2) cause a substitute award to be issued with respect to any option, the substitute award must substantially preserve the value, rights and benefits of the option being substituted.

2009 Annual Incentive Plan. Pursuant to the terms of the 2009 Annual Incentive Plan, if, during a performance period, a participant's employment is terminated involuntarily without cause or as a result of his or her death, disability or retirement, he or she will be eligible to receive a pro-rata portion (based on the number of whole calendar months that the participant was employed by us during the performance period) of the compensation that would have been payable if he or she had remained employed for the full performance period. If a participant's employment is terminated prior to the end of a performance period for any other reason, he or she will not be eligible to receive any compensation under the 2009 Annual Incentive Plan for such performance period. If a participant's employment is terminated after the end of a performance period but prior to the related payment date, he or she will be entitled to receive any compensation earned for such performance period, except in the event of a termination for cause, in which case he or she will not be eligible to receive any compensation earned for such performance period. If a change in control occurs during a performance period, each award granted under the 2009 Annual Incentive Plan will be deemed earned and payable at its "target" level.

For more information concerning the Named Executive Officers' rights (including quantification of the amounts that would be payable) under the Change in Control Agreements, the 1993 Plan, the 2009 LTIP and the 2009 Annual Incentive Plan upon termination of employment or a change in control, see "Compensation of Executive Officers-Potential Payments Upon Termination of Employment or Change in Control" on page 53 of this Proxy Statement.

Deferred Compensation

The Named Executive Officers may elect to defer payment of part or all of their annual cash performance bonus (if any) to a later date under our Executives' Deferred Compensation Plan. The deferred amount is allocated to the Named Executive Officer's deferred compensation account, where the deferred amount is converted into that number of whole phantom stock units determined by dividing the deferred amount by the closing price of our Common Shares on the NYSE on the date of such conversion, which is the same day the bonus is paid and the allocation is made. Each executive's deferred compensation account is credited in an amount equal to any cash dividends paid on our Common Shares based on the phantom stock units held by the executive at the time the cash dividends are declared. The amount so credited for dividends is also converted into phantom stock units. Subject to Section 409A of the Code, the phantom stock units held by a Named Executive Officer are distributed in the form of whole Common Shares within 60 days of the earlier of the date specified by the Named Executive Officer in his deferral notice for the applicable plan year or the date his employment terminates for any reason other than retirement or, in certain cases, disability (in which case, the date set forth in his deferral notice applies), except that, in the event of a change in control of M/I Homes, the phantom stock units are distributed in whole Common Shares within 60 days of the date of the change in control if an executive has so elected in his deferral notice.

The Committee believes that, by encouraging ownership of our Common Shares, the Executives' Deferred Compensation Plan further aligns the Named Executive Officers' and our shareholders' interests. The amounts deferred by our Named Executive Officers in 2011 (which relate to their 2010 cash performance bonuses) and their respective aggregate balances under the Executives' Deferred Compensation Plan as of December 31, 2011 are set forth in the Nonqualified Deferred Compensation table on page 51 of this Proxy Statement. With respect to the cash performance bonuses received by the Named Executive Officers in 2012 relating to 2011 performance, J. Thomas Mason elected to defer payment of $4,050.

Share Ownership Guidelines

We do not require our Named Executive Officers to own a minimum number of our Common Shares. However, we encourage our Named Executive Officers to own our Common Shares by making equity-based compensation awards a meaningful part of each executive's total compensation and providing our executives with the opportunity to defer payment

of part or all of their annual cash performance bonus and receive Common Shares in lieu thereof at a future date under the Executives' Deferred Compensation Plan.

We grant equity-based awards to align our Named Executive Officers' interests with the interests of our shareholders. Accordingly, under our Insider Trading Policy, our executives are prohibited from buying or selling derivative securities related to our Common Shares or engaging in short sales or hedging transactions (among other transactions) because we believe such securities and transactions are counter to the alignment we seek to achieve.

Tax Implications

Section 162(m) of the Code prohibits us from taking a tax deduction for non-performance-based compensation paid to a Named Executive Officer (other than the principal financial officer) in excess of $1.0 million per year. The Committee considers the deductibility of our executive compensation under Section 162(m) and seeks to qualify all Named Executive Officer compensation for full deductibility. The Committee designed the 2011 annual performance bonus program and equity-based compensation to qualify as performance-based compensation. All compensation paid to our Named Executive Officers for 2011 was fully deductible for federal income tax purposes.

In certain cases, the Committee may award compensation that does not meet the requirements of Section 162(m) if, in its judgment, such payments are necessary to achieve our compensation philosophy and objectives or to adapt to changing circumstances.

Looking Forward - 2012 Compensation

In September 2011, the Committee engaged Pearl Meyer to serve as its independent outside consultant for 2012 and advise the Committee regarding our executive compensation program design for 2012. In the course of the engagement, Pearl Meyer reviewed our executive compensation program as a whole and each principal component of the program. In addition, Pearl Meyer provided market data relating to the current executive compensation practices of our Peer Group.

After reviewing our executive compensation program and data provided by Pearl Meyer, consulting with Pearl Meyer and receiving input from our Chief Executive Officer and other members of management, in the first quarter of 2012, the Committee established our 2012 executive compensation program. Set forth below is a summary of the principal components of the 2012 executive compensation program.

Base Salary. The Committee increased the base salaries of Robert H. Schottenstein and Phillip G. Creek from $750,000 to $825,000 and $500,000 to $550,000, respectively, and did not change J. Thomas Mason's base salary from its 2011 level ($450,000). The Committee increased Messrs. Schottenstein's and Creek's base salaries for two reasons. First, the Committee determined that the increases were appropriate based on the salaries of similarly-positioned executives in our Peer Group. Second, the Committee recognized that Messrs. Schottenstein's and Creek's base salaries had not been increased since February 2007.

Annual Performance Bonus. For 2012, each Named Executive Officer is eligible to receive a cash performance bonus pursuant to our 2009 Annual Incentive Plan that is based on our Adjusted Pre-Tax Income in 2012. Because we remain focused on returning to profitability, the Named Executive Officers will not be eligible to receive a bonus under this Plan in 2012 unless we achieve positive Adjusted Pre-Tax Income in 2012. The maximum cash performance bonuses that Messrs. Schottenstein, Creek and Mason may receive for 2012 are 350%, 250% and 100% of their respective 2012 base salaries.

Equity-Based Compensation. In February 2012, the Committee awarded Messrs. Schottenstein, Creek and Mason stock options to purchase 75,000, 50,000 and 25,000 Common Shares, respectively, which in each case represents the same number of service-based stock options that he received in 2011. These options vest and become exercisable in 20% increments on December 31, 2012, 2013, 2014, 2015 and 2016, subject to the Named Executive Officer's continued employment on the applicable vesting date. One-half of these options are subject to the shareholders' approval of the proposed amendment to the 2009 LTIP which is being acted upon at the Annual Meeting.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board (and the Board approved) that the Compensation Discussion and Analysis be included in this Proxy Statement and the Company's 2011 Form 10-K.

Compensation Committee:

Friedrich K. M. Böhm (Chairman)
Jeffrey H. Miro
Norman L. Traeger

COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation Table for 2011

The following table summarizes the total compensation for the fiscal years ended December 31, 2011, 2010 and 2009 for the Company's Chief Executive Officer, Chief Financial Officer and other executive officer during the 2011 fiscal year:

Name and Principal Position	Year	Salary ($) [1]	Bonus ($) [2]	Stock Awards ($) [3]	Option Awards ($) [4]	Non-Equity Incentive Plan Compensation ($) [5]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) [6]	All Other Compensation ($) [7]	Total ($)
Robert H. Schottenstein	2011	750,000	—	—	493,500	236,250	—	24,735	1,504,485
Chairman, Chief Executive,	2010	750,000	—	—	658,145	315,000	—	29,853	1,752,998
Officer and President	2009	750,000	356,501	—	658,025	—	—	124,747	1,889,273
Phillip G. Creek	2011	500,000	—	—	329,000	112,500	—	13,433	954,933
Executive Vice President,	2010	500,000	—	—	393,497	150,000	—	12,983	1,056,480
Chief Financial Officer and Director	2009	500,000	169,763	—	283,068	—	—	13,214	966,045
J. Thomas Mason	2011	450,000	—	—	164,500	40,500	—	10,995	665,995
Executive Vice President,	2010	448,461	—	—	171,850	54,000	—	10,950	685,261
Chief Legal Officer, Secretary and Director	2009	350,000	47,534	—	90,607	—	—	12,243	500,384

(1) The amounts shown reflect the base salaries earned by the Named Executive Officers for the 2011, 2010 and 2009 fiscal years.

(2) The amounts shown for 2009 reflect discretionary cash performance bonuses awarded to the Named Executive Officers for the 2009 fiscal year. Pursuant to the terms of the Executives' Deferred Compensation Plan, each of the Named Executive Officers may elect to defer the payment of part or all of his bonus to a later date. The deferred amount is converted into whole phantom stock units which are distributed in the form of whole Common Shares on the future payment date. Each participant will not beneficially own Common Shares acquired under the plan until such Common Shares are distributed pursuant to the terms of the plan. With respect to Robert H. Schottenstein, the amount shown for 2009 includes $35,650 allocated to Common Shares (2,662 shares) pursuant to the Executives' Deferred Compensation Plan. See "Compensation Discussion and Analysis-Deferred Compensation" on page 42 of this Proxy Statement for a description of the Executives' Deferred Compensation Plan, and see the Nonqualified Deferred Compensation table on page 51 of this Proxy Statement for a description of benefits accrued under this plan.

(3) The Company did not grant any stock awards to the Named Executive Officers during the 2011, 2010 or 2009 fiscal years.

(4)   The amounts shown reflect the aggregate grant date fair value of stock options granted under the 2009 LTIP during the 2011 and 2010 fiscal years and the under 1993 Plan during the 2009 fiscal year computed in accordance with FASB ASC Topic 718. These amounts do not represent the actual amounts that will be realized by the Named Executive Officers with respect to such awards. Assumptions used in the calculation of these amounts are included in Note 2 to the Company's audited consolidated financial statements for the fiscal year ended December 31, 2011, included in the Company's 2011 Form 10-K. The stock option awards underlying the aggregate grant date fair value for each Named Executive Officer with respect to the 2011, 2010 and 2009 fiscal years are as follows:

Name	2011 (# of shares)	2010 (# of shares)	2009 (# of shares)
Robert H. Schottenstein	75,000[a]	72,000[a]	60,000[a]
		44,758[b]	135,038[c]
Phillip G. Creek	50,000[a]	48,000[a]	40,000[a]
		21,314[b]	42,869[c]
J. Thomas Mason		24,000[a]	20,000[a]
	25,000[a]	5,968[b]	6,002[c]

(a)   These stock options were granted under the 2009 LTIP during the 2011 and 2010 fiscal years and under the 1993 Plan during the 2009 fiscal year as the Named Executive Officer's annual service-based stock option award and vest and become exercisable over a five-year period in 20% increments beginning on December 31 of the year in which the option was granted (subject to the Named Executive Officer's continued employment on the applicable vesting date) and expire ten years after the date of grant unless sooner exercised or forfeited. See "Compensation Discussion and Analysis-Components of 2011 Executive Compensation-Equity-Based Compensation" on page 39 of this Proxy Statement and "Compensation Discussion and Analysis-Payments in Connection with Termination of Employment or Change in Control" on page 40 of this Proxy Statement for more information concerning the annual service-based stock options granted in the 2011 fiscal year and stock options granted under the 2009 LTIP and the 1993 Plan generally.

(b)   These stock options were granted in February 2010 under the 2009 LTIP as payment of a portion of the Named Executive Officer's performance bonus earned with respect to the 2009 fiscal year and vested and became exercisable in February 2012 and expire ten years after the date of grant unless sooner exercised or forfeited. The grant date fair value of these stock options computed in accordance with FASB ASC Topic 718 was $237,665, $113,175 and $31,690 for Robert H. Schottenstein, Phillip G. Creek and J. Thomas Mason, respectively. See "Compensation Discussion and Analysis-Payments in Connection with Termination of Employment or Change in Control" on page 40 of this Proxy Statement for more information concerning stock options granted under the 2009 LTIP generally.

(c)   These stock options were granted in February 2009 under the 1993 Plan as payment of a portion of the Named Executive Officer's performance bonus earned with respect to the 2008 fiscal year and vested and became exercisable in February 2011 and expire ten years after the date of grant unless sooner exercised or forfeited. The grant date fair value of these stock options computed in accordance with FASB ASC Topic 718 was $445,625, $141,468 and $19,807 for Robert H. Schottenstein, Phillip G. Creek and J. Thomas Mason, respectively. See "Compensation Discussion and Analysis-Payments in Connection with Termination of Employment or Change in Control" on page 40 of this Proxy Statement for more information concerning stock options granted under the 1993 Plan generally.

(5)   The amounts shown for 2011 and 2010 reflect the non-equity incentive plan cash performance bonuses earned by the Named Executive Officers under the Company's 2009 Annual Incentive Plan for the 2011 and 2010 fiscal years. See "Compensation Discussion and Analysis-Components of 2011 Executive Compensation-Annual Performance Bonus" on page 36 of this Proxy Statement for more information concerning the annual cash performance bonuses earned by the Named Executive Officers with respect to the 2011 fiscal year. With respect to J. Thomas Mason, the amounts shown for 2011 and 2010 include $4,050 and $2,700, respectively, allocated to Common Shares (312 shares and 194 shares, respectively) pursuant to the Executives' Deferred Compensation Plan pursuant to the Executives' Deferred Compensation Plan. See "Compensation Discussion and Analysis-Deferred Compensation" on page 42 of this Proxy Statement for a description of this plan and see the Nonqualified Deferred Compensation table on page 51 of this Proxy Statement for a description of benefits accrued under this plan.

(6) The Company does not provide pension benefits or above-market or preferential earnings on nonqualified deferred compensation. Dividends (if any) on the phantom stock units issued under the Executives' Deferred Compensation Plan are equal to the dividends (if any) paid with respect to our Common Shares and therefore are not considered "preferential" under applicable SEC Rules. Any such dividends would not be included in the Summary Compensation Table but would be included in the "Aggregate Earnings in Last Fiscal Year" column of the Nonqualified Deferred Compensation table.

(7) The following table sets forth the details of "All Other Compensation" paid to each Named Executive Officer with respect to the 2011, 2010 and 2009 fiscal years:

Name	Year	Personal Use of Company Aircraft ($) [a]	Company Automobile ($) [b]	Tax Reimbursement ($) [c]	Life Insurance Premiums ($) [d]	Company Contributions to 401(k) Plan ($) [e]	Total ($)
Robert H. Schottenstein	2011	—	20,700	3,240	6,746	795	31,481
	2010	—	19,928	2,977	6,198	750	29,853
	2009	91,333	19,928	5,358	7,360	768	124,747
Phillip G. Creek	2011	—	10,200	791	1,647	795	13,433
	2010	—	10,200	660	1,373	750	12,983
	2009	—	10,200	946	1,300	768	13,214
J. Thomas Mason	2011	—	10,200	—	—	795	10,995
	2010	—	10,200	—	—	750	10,950
	2009	—	11,475	—	—	768	12,243

(a) The amounts shown reflect the incremental cost to the Company relating to personal use of the Company's airplane prior to the Company's sale of the airplane in the first quarter of 2009. The incremental cost for personal use of the Company's airplane is calculated based on the variable cost per hour to operate the airplane times the hours of personal use. The amounts shown also include a pro-rata portion of the tax deduction loss attributable to non-deductibility of a portion of the cost to operate the airplane.

(b) The amounts shown reflect the aggregate cost to the Company attributable to provision of a Company-leased automobile or a monthly automobile allowance.

(c) The amounts shown reflect the amounts paid by the Company for reimbursement of taxes incurred by the Named Executive Officer in connection with the Company's payment of such Named Executive Officer's portion of the premium for a supplemental split-dollar life insurance policy for his benefit.

(d) The amounts shown reflect the Named Executive Officer's portion of the premium for a supplemental split-dollar life insurance policy for the benefit of such Named Executive Officer that was paid by the Company. In 2011, 2010 and 2009, the Company elected not to fund its portion of the premium for the supplemental split-dollar life insurance policy for the benefit of either Robert H. Schottenstein or Phillip G. Creek.

(e) The amounts shown reflect profit-sharing contributions made by the Company to the Named Executive Officers pursuant to the Company's 401(k) Plan.

Grants of Plan-Based Awards for 2011

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)[1]
		Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)			
Robert H. Schottenstein	2/8/2011	52,500[2]		2,362,500[2]						
	2/8/2011	26,250[3]		131,250[3]						
	2/8/2011	26,250[4]		131,250[4]						
	2/8/2011							75,000[5]	14.18	493,500
Phillip G. Creek	2/8/2011	25,000[2]		1,125,000[2]						
	2/8/2011	12,500[3]		62,500[3]						
	2/8/2011	12,500[4]		62,500[4]						
	2/8/2011							50,000[5]	14.18	329,000
J. Thomas Mason	2/8/2011	9,000[2]		405,000[2]						
	2/8/2011	4,500[3]		22,500[3]						
	2/8/2011	4,500[4]		22,500[4]						
	2/8/2011							25,000[5]	14.18	164,500

(1) The amounts shown reflect the grant date fair value of the stock options granted to the Named Executive Officers in the 2011 fiscal year computed in accordance with FASB ASC Topic 718.

(2) The amounts shown reflect the minimum and maximum amounts that each Named Executive Officer was eligible to receive with respect to the 2011 fiscal year based on the Adjusted Pre-Tax Income (Loss) performance goal established by the Compensation Committee for such Named Executive Officer pursuant to the 2009 Annual Incentive Plan as described in "Compensation Discussion and Analysis-Components of 2011 Compensation-Annual Performance Bonus" beginning on page 36 of this Proxy Statement. While the Compensation Committee established minimum and maximum amounts and three performance levels in between these minimum and maximum amounts with respect to the Adjusted Pre-Tax Income (Loss) performance goal, it did not establish any target amount for this performance goal. Instead, any amounts earned by the Named Executive Officers with respect to the Adjusted Pre-Tax Income (Loss) performance goal increased proportionately between the various performance levels. In 2011, we did not achieve the minimum level of Adjusted Pre-Tax Income (Loss) and the Named Executive Officers did not earn any bonus based on this performance goal.

(3) The amounts shown reflect the minimum and maximum amounts that each Named Executive Officer was eligible to receive with respect to the 2011 fiscal year based on the homebuyer satisfaction ratings (30-day survey) performance goal established by the Compensation Committee for such Named Executive Officer pursuant to the 2009 Annual Incentive Plan as described in "Compensation Discussion and Analysis-Components of 2011 Compensation-Annual Performance Bonus" beginning on page 36 of this Proxy Statement. While the Compensation Committee established minimum and maximum amounts with respect to the homebuyer satisfaction ratings (30-day survey) performance goal, it did not establish any target amount for this performance goal. Instead, any amounts earned by the Named Executive Officers with respect to the homebuyer satisfaction ratings (30-day survey) performance goal increased proportionately between the minimum and maximum performance levels. In 2011, we achieved a homebuyer satisfaction ratings score of 95.2% on the 30-day homebuyer satisfaction survey, which resulted in a bonus of $131,250, $62,500 and $22,500 for Robert H. Schottenstein, Phillip G. Creek and J. Thomas Mason, respectively.

(4)   The amounts shown reflect the minimum and maximum amounts that each Named Executive Officer was eligible to receive with respect to the 2011 fiscal year based on the homebuyer satisfaction ratings (six-month survey) performance goal established by the Compensation Committee for such Named Executive Officer pursuant to the 2009 Annual Incentive Plan as described in "Compensation Discussion and Analysis-Components of 2011 Compensation-Annual Performance Bonus" beginning on page 36 of this Proxy Statement. While the Compensation Committee established minimum and maximum amounts with respect to the homebuyer satisfaction ratings (six-month survey) performance goal, it did not establish any target amount for this performance goal. Instead, any amounts earned by the Named Executive Officers with respect to the homebuyer satisfaction ratings (six-month survey) performance goal increased proportionately between the minimum and maximum performance levels. In 2011, we achieved a homebuyer satisfaction ratings score of 91.2% on the six-month homebuyer satisfaction survey, which resulted in a bonus of $105,00, $50,000 and $18,000 for Robert H. Schottenstein, Phillip G. Creek and J. Thomas Mason, respectively.

(5)   These stock options were granted under the 2009 LTIP as the Named Executive Officer's 2011 annual service-based stock option award and vest and become exercisable over a five-year period in 20% increments beginning on December 31, 2011 (subject to the Named Executive Officer's continued employment on the applicable vesting date) and expire ten years after the date of grant unless sooner exercised or forfeited. The stock options were granted at the closing price of our Common Shares on the NYSE on the date of grant. See "Compensation Discussion and Analysis-Components of 2011 Executive Compensation-Equity-Based Compensation" on page 39 of this Proxy Statement and "Compensation Discussion and Analysis-Payments in Connection with Termination of Employment or Change in Control" on page 40 of this Proxy Statement for more information concerning the annual service-based stock options granted in the 2011 fiscal year and stock options granted under the 2009 LTIP generally.

Outstanding Equity Awards at 2011 Fiscal Year-End

Name	Option Awards[1]		Option Exercise Price ($)	Option Expiration Date
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		
Robert H. Schottenstein	16,000	—	28.55	2/14/2012
	24,000	—	27.15	2/12/2013
	44,000	—	46.61	3/8/2014
	65,000	—	54.85	2/16/2015
	75,000	—	41.45	2/13/2016
	60,000	—	33.86	2/13/2017
	31,746	—	33.86	2/13/2017
	80,000	20,000[2]	17.66	2/12/2018
	12,000	24,000[3]	7.85	2/10/2019
	—	44,758[4]	13.12	2/9/2020
	28,800	43,200[5]	13.12	2/9/2020
	15,000	60,000[6]	14.18	2/8/2021
Phillip G. Creek	7,000	—	28.55	2/14/2012
	8,000	—	27.15	2/12/2013
	15,000	—	46.61	3/8/2014
	20,000	—	54.85	2/16/2015
	30,000	—	41.45	2/13/2016
	24,000	—	33.86	2/13/2017
	15,873	—	33.86	2/13/2017
	48,000	12,000[2]	17.66	2/12/2018
	24,000	16,000[3]	7.85	2/10/2019
	42,869	—	7.85	2/10/2019
	—	21,314[4]	13.12	2/9/2020
	19,200	28,800[5]	13.12	2/9/2020
	10,000	40,000[6]	14.18	2/8/2021
J. Thomas Mason	2,000	—	30.76	8/13/2012
	4,000	—	27.15	2/12/2013
	6,000	—	46.61	3/8/2014
	7,000	—	54.85	2/16/2015
	12,500	—	41.45	2/13/2016
	10,000	—	33.86	2/13/2017
	4,960	—	33.86	2/13/2017
	20,000	5,000[2]	17.66	2/12/2018
	12,000	8,000[3]	7.85	2/10/2019
	6,002	—	7.85	2/10/2019
	—	5,968[4]	13.12	2/9/2020
	9,600	14,400[5]	13.12	2/9/2020
	5,000	20,000[6]	14.18	2/8/2021

(1) Each of the stock options set forth in this table with an expiration date prior to 2020 was granted under the 1993 Plan and expires ten years after the date of grant in accordance with the terms of the 1993 Plan. Each of the stock options set forth in this table with an expiration date in 2020 or later was granted under the 2009 LTIP and expires ten years after the date of grant in accordance with the terms of the 2009 LTIP.

(2) 100% of these unexercisable options vest on December 31, 2012.

(3) 50% of these unexercisable options vest on each of December 31, 2012 and 2013.

(4) 100% of these unexercisable options vested on February 9, 2012.

(5) 33 and 1/3% of these unexercisable options vest on each of December 31, 2012, 2013 and 2014.

(6) 25% of these unexercisable options vest on each of December 31, 2012, 2013, 2014 and 2015.

Option Exercises and Stock Vested in 2011

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) [1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Robert H. Schottenstein	159,038	970,334	—	—
Phillip G. Creek	—	—	—	—
J. Thomas Mason	—	—	—	—

(1) The amount shown represents the difference between the exercise price of the option and the market price of the Common Shares at the time of exercise.

Nonqualified Deferred Compensation for 2011

Name	Executive Contributions in Last Fiscal Year ($) [1]	Registrant Contributions in Last Fiscal Year ($) [2]	Aggregate Earnings in Last Fiscal Year ($) [3]	Aggregate Withdrawals/ Distributions in Last Fiscal Year ($) [4]	Aggregate Balance at Last Fiscal Year-End ($) [5]
Robert H. Schottenstein	—	—	(15,387)	8,208	25,555
Phillip G. Creek	—	—	(37,426)	—	62,160
J. Thomas Mason	2,700	—	(11,004)	—	23,232

(1) The amounts shown represent the amounts deferred by the Named Executive Officers during the 2011 fiscal year pursuant to the Executives' Deferred Compensation Plan in connection with the payment of the cash performance bonuses earned by the Named Executive Officers under the Company's 2009 Annual Incentive Plan for the 2010 fiscal year. Because the amounts shown relate to deferral of performance bonuses for the 2010 fiscal year, none of these amounts are reported as compensation with respect to the 2011 fiscal year (but are reported as non-equity incentive plan compensation with respect to the 2010 fiscal year) in the Summary Compensation Table on page 45 For more information concerning the Executives' Deferred Compensation Plan, see "Compensation Discussion and Analysis-Deferred Compensation" on page 42 of this Proxy Statement.

(2) The Company does not make any contributions under the Executives' Deferred Compensation Plan on behalf of any of the participants in the plan.

(3) The amounts shown represent the notional change in the value of the Named Executive Officers' accounts under the Executives' Deferred Compensation Plan during the 2011 fiscal year based on the 38% decline in the value of our Common Shares during the 2011 fiscal year. The Company paid no dividends on its Common Shares during the 2011 fiscal year. None of the amounts reported in this column are reported as compensation in the Summary Compensation Table on page 45 of this Proxy Statement.

(4)   The amounts shown represent the market value of the Common Shares distributed to the Named Executive Officers during the 2011 fiscal year pursuant to the Executives' Deferred Compensation Plan.

(5)   The amounts shown represent the market value as of December 31, 2011 of the Common Shares underlying the whole phantom stock units held in the Named Executive Officers' accounts under the Executives' Deferred Compensation Plan based on the closing price of our Common Shares on the NYSE on December 31, 2011. With respect to Robert H. Schottenstein, Phillip G. Creek and J. Thomas Mason, the cumulative dollar amounts deferred plus dividends accrued minus distributions (based on units) made under the Executives' Deferred Compensation Plan through December 31, 2011, based on the market value of our Common Shares at each deferral date, was $35,650, $128,869 and $65,564, respectively. With respect to Messrs. Schottenstein, Creek and Mason, $35,650, $128,294 and $42,392 of such amounts, respectively, have been previously reported as compensation in the Summary Compensation Table for previous years.

Potential Payments Upon Termination of Employment or Change in Control

As described in "Compensation Discussion and Analysis-Payments in Connection with Termination of Employment or Change in Control" on page 40 of this Proxy Statement, we are a party to a Change in Control Agreement with each Named Executive Officer that provides certain severance and other enhanced benefits if we experience a change in control and the executive's employment is terminated in connection with that change in control. Other than the benefits that may be payable to the Named Executive Officers under the Change in Control Agreements, the accelerated vesting under certain circumstances of stock options granted to the Named Executive Officers under the 1993 Plan and the 2009 LTIP and certain payments that may be payable to the Named Executive Officers under the 2009 Annual Incentive Plan, we do not currently have employment or severance agreements or other plans or arrangements that provide payments or enhanced benefits to our Named Executive Officers in connection with a termination of employment or change in control.

The following table summarizes the potential payments to our Named Executive Officers upon a termination of employment and/or a change in control of the Company (assuming that the triggering event occurred on December 31, 2011):

Name and Type of Potential Payment	Death ($)	Disability ($)	Retirement ($)	Involuntary Not for Cause Termination ($)	Change in Control ($)	Involuntary Not for Cause Termination Followed by a Change in Control [5] ($)	Involuntary Not for Cause Termination or Voluntary Termination for Good Reason After a Change in Control [6] ($)
Robert H. Schottenstein							
Severance Benefits: [1]	—	—	—	—	—	5,078,254	5,216,187
Accelerated Vesting of Stock Options:							
Under the 1993 Plan: [2]	42,000	42,000	—	—	42,000	—	42,000
Under the 2009 LTIP: [3]	—	—	—	—	—	—	—
2009 Annual Incentive Plan Payments: [4]	236,250	236,250	236,250	236,250	525,000	236,250	525,000
Total:	278,250	278,250	236,250	236,250	567,000	5,314,504	5,783,187
Phillip G. Creek							
Severance Benefits: [1]	—	—	—	—	—	1,601,582	1,601,582
Accelerated Vesting of Stock Options:							
Under the 1993 Plan: [2]	28,000	28,000	—	—	28,000	—	28,000
Under the 2009 LTIP: [3]	—	—	—	—	—	—	—
2009 Annual Incentive Plan Payments: [4]	112,500	112,500	112,500	112,500	250,000	112,500	250,000
Total:	140,500	140,500	112,500	112,500	278,000	1,714,082	1,879,582
J. Thomas Mason							
Severance Benefits: [1]	—	—	—	—	—	1,143,309	1,143,309
Accelerated Vesting of Stock Options:							
Under the 1993 Plan: [2]	14,000	14,000	—	—	14,000	—	14,000
Under the 2009 LTIP: [3]	—	—	—	—	—	—	—
2009 Annual Incentive Plan Payments: [4]	40,500	40,500	40,500	40,500	90,000	40,500	90,000
Total:	54,500	54,500	40,500	40,500	104,000	1,183,809	1,247,309

(1)   The amounts shown are based on the Change in Control Agreements with our Named Executive Officers as follows:

For Robert H. Schottenstein, of the amounts shown: (a) $3,555,160 represents a lump sum payment equal to the product of (i) 2.99 and (ii) the sum of his 2011 base salary and his average annual bonus earned (whether paid in cash or equity) during the 2006-2010 fiscal years; (b) $216,563 represents a lump sum payment for a pro-rated portion of his 2011 annual bonus (prorated based on the triggering event occurring on December 31, 2011 and the performance period ending on November 30, 2011, in accordance with the terms of his Change in Control Agreement); (c) $72,115 represents a lump sum payment for unused vacation; (d) $34,680

represents the estimated cost to the Company of providing continued coverage (at no cost to Mr. Schottenstein) in our group health plan for 24 months; (e) in the event of an involuntary not for cause termination followed by a change in control, $1,199,736 represents estimated excise tax payments payable to Mr. Schottenstein under his Change in Control Agreement; and (f) in the event of an involuntary not for cause termination or voluntary termination for good reason after a change in control, $1,337,668 represents estimated excise tax payments payable to Mr. Schottenstein under his Change in Control Agreement.

For Phillip G. Creek, of the amounts shown: (a) $1,424,700 represents a lump sum payment equal to the product of (i) 2.00 and (ii) the sum of his 2011 base salary and his average annual bonus earned (whether paid in cash or equity) during the 2006-2010 fiscal years; (b) $103,125 represents a lump sum payment for a pro-rated portion of his 2011 annual bonus (prorated based on the triggering event occurring on December 31, 2011 and the performance period ending on November 30, 2011, in accordance with the terms of his Change in Control Agreement); (c) $48,077 represents a lump sum payment for unused vacation; and (d) $25,680 represents the estimated cost to the Company of providing continued coverage (at no cost to Mr. Creek) in our group health plan for 24 months. No estimated excise tax payments would have been payable to Mr. Creek under his Change in Control Agreement.

For J. Thomas Mason, of the amounts shown: (a) $1,028,211 represents a lump sum payment equal to the product of (i) 2.00 and (ii) the sum of his 2011 base salary and his average annual bonus earned (whether paid in cash or equity) during the 2006-2010 fiscal years; (b) $37,125 represents a lump sum payment for a pro-rated portion of his 2011 annual bonus (prorated based on the triggering event occurring on December 31, 2011 and the performance period ending on November 30, 2011, in accordance with the terms of his Change in Control Agreement); (c) $43,269 represents a lump sum payment for unused vacation; and (d) $34,704 represents the estimated cost to the Company of providing continued coverage (at no cost to Mr. Mason) in our group health plan for 24 months. No estimated excise tax payments would have been payable to Mr. Mason under his Change in Control Agreement.

For more information concerning the Change in Control Agreements, see "Compensation Discussion and Analysis-Payments in Connection with Termination of Employment or Change in Control" on page 40 of this Proxy Statement.

For purposes of each Change in Control Agreement, "cause" means: (a) any act of fraud, intentional misrepresentation, embezzlement or misappropriation or conversion of our assets or business opportunities; (b) conviction of a felony; (c) willful refusal to substantially perform his assigned duties; (d) willful engagement in gross misconduct materially injurious to the Company; or (e) breach of any material term of the Change in Control Agreement. However, "cause" will not arise due to any event that constitutes "good reason" under the Change in Control Agreement.

For purposes of each Change in Control Agreement, "change in control" means: (a) the acquisition by any person or group of the ownership of our stock that, together with the stock held by such person or group, constitutes more than 50% of the total fair market value or total voting power of our stock; (b) the acquisition by any person or group, within any twelve month period, of the ownership of our stock possessing 30% or more of the total voting power of our stock; (c) the date a majority of the members of the Board is replaced during any twelve month period by directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election; or (d) the acquisition by any person or group, within any twelve month period, of our assets that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all of our assets immediately before such acquisition. The definition of "change in control" will be interpreted in a manner that is consistent with the definition of "change in control event" under Section 409A of the Code and the Treasury Regulations promulgated thereunder.

For purposes of each Change in Control Agreement, "good reason" means the occurrence of any of the following events during the 24 consecutive calendar months beginning after a change in control occurring during the term of the Change in Control Agreement to which the executive has not consented in writing: (a) any breach of the Change in Control Agreement of any nature whatsoever by or on behalf of the Company; (b) a reduction in his title, duties or responsibilities, as compared to either his title, duties or responsibilities immediately before the change in control or any enhanced or increased title, duties or responsibilities assigned to him after the change in control; (c) the permanent assignment to him of duties that are inconsistent with his office immediately before the change in control or any more senior office to which he is promoted after the change in control; (d) a reduction in his base salary; (e) a reduction in the annual cash bonus that he is eligible to receive or a change in the manner in which such annual cash bonus is calculated; (f) a material reduction in the aggregate value of his other annual compensation and/or fringe benefits; (g) a requirement that he relocate to a principal office or worksite (or accept indefinite assignment) to a location more than 30 miles from the principal office or worksite to which he was assigned immediately before the change in control or any location to which he agreed, in writing, to be assigned after the change in control; or (h) we attempt to amend or terminate the Change in Control Agreement except in accordance with the procedures described therein.

(2) Pursuant to the terms of the 1993 Plan, if a participant's employment is terminated as a result of death or disability or there is a change in control or reorganization of the Company, all of the participant's unvested stock options immediately vest and become exercisable. The amounts shown represent the value of the accelerated stock options as of December 31, 2011, calculated by multiplying the number of accelerated stock options by the difference between the exercise price and the closing price of our

Common Shares on the NYSE on December 31, 2011. For more information concerning a participant's rights upon termination of employment or a change in control under the 1993 Plan, see "Compensation Discussion and Analysis-Payments in Connection with Termination of Employment or Change in Control" on page 40 of this Proxy Statement.

For purposes of the 1993 Plan, "disability" means that a participant has suffered a permanent and total disability, as defined in Section 22(e)(3) of the Code.

For purposes of the 1993 Plan, "change in control" means: (a) the acquisition by any person or group of persons, other than any of Irving E. Schottenstein's immediate family members or lineal descendants, any heir of the foregoing, any trust for the benefit of any of the foregoing, any private charitable foundation or any partnership, limited liability company or corporation owned or controlled by some or all of the foregoing, of beneficial ownership of 25% or more of our outstanding voting capital stock; or (b) the failure of our current directors (or such directors who are elected or recommended or endorsed for election to the Board by a majority of our current directors or their successors so elected, recommended or endorsed) to constitute a majority of the Board.

For purposes of the 1993 Plan, "reorganization" means: (a) the occurrence of any statutory merger, statutory consolidation, sale of all or substantially all of the assets of the Company, or sale or exchange of securities of the Company pursuant to an agreement with the Company; (b) as a result of the foregoing transaction, the Company is not the surviving or acquiring company or the Company is or becomes a wholly-owned subsidiary of another company; and (c) the agreement governing the transaction does not specifically provide for the change, conversion or exchange of the stock options for securities of another corporation.

(3) Pursuant to the terms of the 2009 LTIP, if a participant's employment is terminated as a result of death, disability or retirement, all of the participant's unvested stock options will immediately vest and become exercisable. In the event of a change in control, the Compensation Committee may take such actions, if any, as it deems necessary or desirable with respect to any outstanding stock options, including (a) the acceleration of the vesting and exercisability of options, (b) the payment of cash in exchange for the cancellation of any options and/or (c) the issuance of substitute awards that preserve the value, rights and benefits of any options affected by the change in control. Because the exercise prices of all unvested stock options held by the Named Executive Officers pursuant to the 2009 LTIP on December 31, 2011 exceeded the closing price of our Common Shares on the NYSE on December 31, 2011, the Named Executive Officers would not have received any potential payments as a result of the acceleration of such unvested stock options on December 31, 2011. For more information concerning a participant's rights upon termination of employment or a change in control under the 2009 LTIP, see "Compensation Discussion and Analysis-Payments in Connection with Termination of Employment or Change in Control" on page 40 of this Proxy Statement.

For purposes of the 2009 LTIP, "disability" means: (a) with respect to an incentive stock option, the participant has suffered a permanent and total disability, as defined in Section 22(e)(3) of the Code; and (b) with respect to any other award, unless otherwise provided in the related award agreement, (i) the participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or last for a continuous period of not less than 12 months, (ii) the participant is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering employees of the participant's employer, or (iii) the participant is determined to be totally disabled by the Social Security Administration or Railroad Retirement Board.

For purposes of the 2009 LTIP, "retirement" means a participant's termination of employment (other than for cause) on or after the date on which the sum of the participant's years of service with the Company and its affiliates plus the participant's age is equal to or greater than 70, provided that the participant has attained the age of 55.

For purposes of the 2009 LTIP, "change in control" means: (a) the members of the Board on the effective date of the 2009 LTIP (including individuals whose election or nomination for election was approved by a majority of such directors) cease for any reason other than death to constitute at least a majority of the members of the Board; (b) the acquisition by any person or group, other than the Company, any subsidiary of the Company or any employee benefit plan (or related trust) sponsored or maintained by the Company or any subsidiary of the Company, of beneficial ownership, directly or indirectly, of 30% or more of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors of the Company; (c) the merger, consolidation or other business combination of the Company with or into another entity, or the acquisition by the Company of assets or shares or equity interests of another entity, as a result of which the shareholders of the Company immediately prior to such merger, consolidation, other business combination or acquisition, do not, immediately thereafter, beneficially own, directly or indirectly, more than 50% of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the entity resulting from such merger, consolidation or other business combination of the Company; (d) the sale or other disposition of all or substantially all of the assets of the Company; or (e) the

liquidation or dissolution of the Company. Notwithstanding the foregoing, with respect to the payment, exercise or settlement of any award that is subject to Section 409A of the Code, a change in control will not be deemed to have occurred unless the events or circumstances constituting a change in control also constitute a "change in control event" within the meaning of Section 409A of the Code and the Treasury Regulations promulgated thereunder.

(4)   Pursuant to the terms of the 2009 Annual Incentive Plan, if, during a performance period, a participant's employment is terminated involuntarily without cause or as a result of the participant's death, disability or retirement, the participant will receive a pro-rata portion (based on the number of whole calendar months that the participant was employed by us during the performance period) of the compensation that would have been payable under the 2009 Annual Incentive Plan if the participant had remained employed for the full performance period. The amounts shown with respect to death, disability, retirement and involuntary not for cause termination reflect the amounts earned by the Named Executive Officers under the 2009 Annual Incentive Plan with respect to the 2011 fiscal year. Pursuant to the terms of the 2009 Annual Incentive Plan, if a change in control occurs during a performance period, each outstanding award thereunder will be considered earned and payable at its "target" level. With respect to the 2011 fiscal year awards granted under the 2009 Annual Incentive Plan, the Compensation Committee established minimum and maximum levels of performance for each of the Named Executive Officers, but did not establish "target" levels of performance. The amounts shown with respect to a change in control represent an estimated "target" level under the 2009 Annual Incentive Plan for the 2011 fiscal year awards based on the Company's projected levels of performance with respect to the 2011 performance goals. For more information concerning a participant's rights upon termination of employment or a change in control under the 2009 Annual Incentive Plan, see "Compensation Discussion and Analysis-Payments in Connection with Termination of Employment or Change in Control" on page 40 of this Proxy Statement.

For purposes of the 2009 Annual Incentive Plan, "disability" means: (a) the participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or last for a continuous period of not less than 12 months; (b) the participant is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering employees of the participant's employer; or (c) the participant is determined to be totally disabled by the Social Security Administration or Railroad Retirement Board.

For purposes of the 2009 Annual Incentive Plan, "retirement" and "change in control" have substantially the same definitions as described in footnote (3) above with respect to the 2009 LTIP.

(5)   For purposes of this column, we have assumed that, on December 31, 2011, the Named Executive Officer incurred an involuntary not for cause termination, which was followed by a change in control. For more information concerning a participant's rights upon termination of employment or a change in control, see "Compensation Discussion and Analysis-Payments in Connection with Termination of Employment or Change in Control" on page 40 of this Proxy Statement.

(6)   For purposes of this column, we have assumed that, on December 31, 2011 a change in control occurred, which was followed by the Named Executive Officer's involuntary not for cause termination or voluntary termination for good reason. For more information concerning a participant's rights upon termination of employment or a change in control, see "Compensation Discussion and Analysis-Payments in Connection with Termination of Employment or Change in Control" on page 40 of this Proxy Statement.

In addition to the amounts shown in the table, pursuant to the terms of the Executives' Deferred Compensation Plan, the phantom stock units held by each Named Executive Officer will be distributed in the form of whole Common Shares within 60 days of the earlier of the date specified by such Named Executive Officer in his deferral notice for the applicable plan year or the date his employment terminates for any reason other than disability or retirement (in which case, the date set forth in his deferral notice applies), except that, in the event of a change in control of the Company, the phantom stock units will be distributed in whole Common Shares within 60 days of the date of the change in control if such Named Executive Officer has so elected in his deferral notice. On December 31, 2011, the market value of the accounts of each of Robert H. Schottenstein, Phillip G. Creek and J. Thomas Mason under the Executives' Deferred Compensation Plan was $25,555, $62,160 and $23,232, respectively. For more information concerning the Named Executive Officers' rights under the Executives' Deferred Compensation Plan, see "Compensation Discussion and Analysis-Deferred Compensation" on page 42 of this Proxy Statement.

COMPENSATION OF DIRECTORS

The Board annually reviews and determines the compensation for our non-employee directors taking into account the recommendations of the Compensation Committee. In connection with this review and determination, the Board and the Compensation Committee consider the compensation paid to the non-employee directors of companies within our peer group, the current facts and circumstances relating to our business and our past practices. The Board believes that (1) non-employee director compensation should be generally competitive with companies in our Peer Group to ensure that we attract and retain qualified non-employee directors and (2) the compensation of our non-employee directors should include a combination of cash and equity-based compensation to align the interests of our non-employee directors with the interests of our shareholders. The Board does not have a pre-established policy or target for the allocation between cash and equity-based compensation and, instead, determines the mix of compensation based on what it believes is most appropriate under the circumstances. The Compensation Committee approves all equity-based compensation granted to the non-employee directors.

For the 2011 fiscal year, each non-employee director (other than the Chairman of the Audit Committee) received an annual retainer of $50,000 as payment for his or her service on the Board and any of its committees. The Chairman of the Audit Committee received an annual retainer of $75,000. All retainers are paid in equal quarterly installments after each quarterly Board meeting. Non-employee directors may defer payment of their retainer fees pursuant to the Director Deferred Compensation Plan. See footnote (1) to the Director Compensation Table below for a description of this plan. For 2011, each non-employee director also received an annual grant of 1,000 stock units under the 2009 LTIP. Pursuant to the 2009 LTIP, all stock units will be settled in Common Shares upon the director's separation of service from the Company. Any dividends paid with respect to our Common Shares after the grant date of stock units will accrue and be added to a director's stock units and will be paid in Common Shares upon separation of service.

The Compensation Committee generally awards all grants of stock units at its meeting held immediately following the Company's annual meeting of shareholders, and we do not have any program, plan or practice to time the grant of equity-based awards with the release of material non-public information.

For the 2012 fiscal year, we currently intend for the compensation program for our non-employee directors to be the same as the compensation program for our non-employee directors for the 2011 fiscal year, except that in February 2012, the Board increased the annual retainer for the Chairman of the Compensation Committee to $60,000.

Director Compensation Table for 2011

The following table summarizes the total compensation for the fiscal year ended December 31, 2011 for each of the Company's non-employee directors. Robert H. Schottenstein, Phillip G. Creek and J. Thomas Mason are not included in this table because they were employees of the Company during the 2011 fiscal year and received no additional compensation for their services as directors. The compensation received by Messrs. Schottenstein, Creek and Mason as employees of the Company is shown in the Summary Compensation Table on page 45 of this Proxy Statement.

Name	Fees Earned or Paid in Cash ($) [1]	Stock Awards ($) [2]	Option Awards ($) [3]	Total ($)
Joseph A. Alutto, Ph.D.	50,000	12,490	—	62,490
Friedrich K.M. Böhm	50,000	12,490	—	62,490
Thomas D. Igoe	75,000	12,490	—	87,490
Jeffrey H. Miro	50,000	12,490	—	62,490
Norman L. Traeger	50,000	12,490	—	62,490
Sharen Jester Turney	50,000	12,490	—	62,490

(1)   The amounts shown reflect the annual retainers earned by our non-employee directors for the 2011 fiscal year. Pursuant to the Director Deferred Compensation Plan, each of our non-employee directors may elect to defer to a later date the payment of all or any portion of the retainer fees received for serving as a director. The deferred fees are credited to the non-employee director's deferred compensation account on the date of payment, where the fees are converted into that number of whole phantom stock units determined by dividing the amount of the deferred fees by the closing price of our Common Shares on the NYSE on such date. Each non-employee director's deferred compensation account is credited in an amount equal to any cash dividends paid on our Common Shares based on the phantom stock units held by the non-employee director at the time the cash dividends are declared. The amount so credited for dividends is also converted into phantom stock units. The phantom stock units held by a non-employee director are distributed in the form of whole Common Shares within 60 days of the earlier of the date specified by the non-employee director in his or her deferral notice or the date the non-employee director no longer serves as a director. The Board believes that, by encouraging ownership of our Common Shares, the Director Deferred Compensation Plan aligns the interests of our non-employee directors with the interests of our shareholders. With respect to each of Joseph A. Alutto, Ph.D. and Jeffrey H. Miro, the amounts shown include $50,000 allocated to Common Shares (5,053 shares) pursuant to the Director Deferred Compensation Plan. As of March 12, 2012, Joseph A. Alutto, Ph.D., Friedrich K.M Böhm, Thomas D. Igoe, Jeffrey H. Miro, Norman L. Traeger and Sharen Jester Turney held 23,009, 19,109, 4,170, 17,573, 0 and 0 Common Shares, respectively, pursuant to the Director Deferred Compensation Plan.

(2)   The amounts shown reflect the aggregate grant date fair value of the stock unit awards granted to our non-employee directors under the 2009 LTIP during the 2011 fiscal year computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 2 to the Company's audited consolidated financial statements for the fiscal year ended December 31, 2011, included in the Company's 2011 Form 10-K. The 1,000 stock units granted to each of the non-employee directors on May 5, 2011 (which were the only equity awards granted to the non-employee directors during the 2011 fiscal year) had a grant date fair value of $12.49 per unit (based on the closing price of our Common Shares on the date of grant). For the 2006, 2007 and 2008 fiscal years, we granted annual stock unit awards to the non-employee directors under the 2006 Director Plan. In connection with our shareholders' approval of the 2009 LTIP, we terminated the 2006 Director Plan (although outstanding awards under the 2006 Director Plan remain in effect in accordance with their respective terms). The outstanding stock units under the 2009 LTIP and the 2006 Director Plan contain substantially the same terms. As of December 31, 2011, each non-employee director held 7,027 stock units pursuant to the 2009 LTIP and the 2006 Director Plan other than Sharen Jester Turney, who held 1,000 stock units.

(3)   As of December 31, 2011, Friedrich K.M. Böhm, Thomas D. Igoe, Jeffrey H. Miro and Norman L. Traeger held stock options to purchase 5,300, 6,500, 6,500 and 6,500 Common Shares, respectively, all of which were exercisable. Prior to the 2005 fiscal year, we annually granted each non-employee director stock options to purchase up to 2,500 Common Shares under the 1993 Plan. These stock options vested and became exercisable over a five-year period in 20% increments beginning on December 31 of the year in which the option was granted and expire ten years after the date of grant.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information as of December 31, 2011 with respect to the Common Shares issuable under our equity compensation plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders [1]	2,012,360	$23.76	158,023
Equity compensation plans not approved by shareholders [2]	110,669	—	—
Total	2,123,059	$23.76	158,023

[1] Consists of the 2009 LTIP (636,640 outstanding stock options and 16,000 outstanding stock units), the 1993 Plan (1,339,584 outstanding stock options), which plan expired in April 2009, and the Company's 2006 Director Plan (20,136 outstanding stock units), which plan was terminated in May 2009. The weighted average exercise price relates to the stock options granted under the 2009 LTIP and the 1993 Plan. The stock units granted under the 2009 LTIP and the 2006 Director Plan are "full value awards" that were issued at an average unit price of $13.87 and $28.15, respectively, and will be settled at a future date in Common Shares on a one-for-one basis without the payment of any exercise price. As of December 31, 2011, the aggregate number of Common Shares with respect to which awards may be granted under the 2009 LTIP was 700,000 shares plus any shares subject to outstanding awards under the 1993 Plan as of May 5, 2009 that on or after May 5, 2009 cease for any reason to be subject to such awards other than by reason of exercise or settlement of the awards to the extent they are exercised for or settled in vested and non-forfeitable shares (184,828 shares at December 31, 2011). See "Proposal No. 3-Approval of Amendment to the M/I Homes, Inc. 2009 Long-Term Incentive Plan and Reapproval of Material Terms of Performance Goals" beginning on page 14 of this Proxy Statement for information regarding the 2009 LTIP.

[2] Consists of the Director Deferred Compensation Plan and the Executives' Deferred Compensation Plan. At December 31, 2011, the average unit price of the outstanding "phantom stock" units granted under these plans was $19.57. Pursuant to these plans, our directors and eligible employees may defer the payment of all or a portion of their director fees and annual cash bonuses, respectively, and the deferred amount is converted into that number of whole phantom stock units determined by dividing the deferred amount by the closing price of our Common Shares on the NYSE on the date of such conversion (which is the same date the fees or bonus is paid) without any discount on the Common Share price or premium applied to the deferred amount. The phantom stock units are settled at a future date in Common Shares on a one-for-one basis. For more information concerning the Executives' Deferred Compensation Plan, see "Compensation Discussion and Analysis-Deferred Compensation" on page 42 of this Proxy Statement. For more information concerning the Director Deferred Compensation Plan, see note (1) to the Director Compensation Table for 2011 on page 58 of this Proxy Statement. Neither the Director Deferred Compensation Plan nor the Executives' Deferred Compensation Plan provides for a specified limit on the number of Common Shares which may be attributable to participants' accounts relating to phantom stock units and issued under the terms of these plans.

AUDIT COMMITTEE MATTERS

Audit Committee Report

Purpose. The primary purpose of the Audit Committee is to assist the Board in its oversight of: (1) the integrity of the Company's consolidated financial statements and internal control over financial reporting; (2) the Company's compliance with legal and regulatory requirements; (3) the Company's independent registered public accounting firm's qualifications, independence and performance; and (4) the performance of the Company's internal audit function. The specific duties of the Audit Committee are set forth in its charter.

Responsibility. Management is responsible for the Company's internal controls and for preparing the Company's consolidated financial statements and a report on management's assessment of the effectiveness of internal control over financial reporting. The Company's independent registered public accounting firm is responsible for performing an independent audit of the consolidated financial statements and issuing a report thereon, as well as for auditing the effectiveness of internal control over financial reporting. The independent registered public accounting firm's audits are performed in accordance with the standards of the Public Company Accounting Oversight Board (United States). The Audit Committee is responsible for overseeing the conduct of these activities and appointing the Company's independent registered public accounting firm. In performing its oversight function, the Audit Committee relies, without independent verification, on the information provided to it and representations made by management and the independent registered public accounting firm.

Meetings. During the 2011 fiscal year, the Audit Committee met nine times. In addition, the Chairman of the Audit Committee, on behalf of the Audit Committee, met five times with the Company's senior financial management, including the internal auditors, and Deloitte & Touche LLP ("D&T"), the Company's independent registered public accounting firm, and discussed the Company's interim and fiscal year financial information prior to public release. These meetings were followed up with a telephonic report by the Audit Committee Chairman to the other members of the Audit Committee.

Auditor Independence. In fulfilling its oversight responsibility as to the audit process, the Audit Committee: (1) obtained from D&T a formal written statement describing all relationships between D&T and the Company that might bear on D&T's independence consistent with Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, as adopted by the Public Company Accounting Oversight Board (the "PCAOB") in Rule 3600T; (2) discussed with D&T any relationships that may impact D&T's objectivity and independence; and (3) satisfied itself as to D&T's independence.

Auditor Required Communications. The Audit Committee reviewed and discussed with management, the internal auditors and D&T the quality and adequacy of the Company's internal control over financial reporting. In addition, the Audit Committee reviewed and discussed with D&T all communications required by generally accepted auditing standards, including those matters described in Statement on Auditing Standards No. 114, *The Auditor's Communication with Those Charged with Governance,* as adopted by the PCAOB in Rule 3200T, and, with and without management present, discussed and reviewed the results of D&T's audit of the consolidated financial statements. The Audit Committee also reviewed and discussed the results of the Company's internal audits conducted throughout the year.

Annual Financial Statements and Internal Controls. The Audit Committee reviewed and discussed the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2011 with management and D&T. Management has represented to the Audit Committee that the audited consolidated financial statements were prepared in accordance with generally accepted accounting principles, consistently applied. The Audit Committee also reviewed, and discussed with management and D&T, management's report and D&T's report and attestation on internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

Conclusion. Based on the Audit Committee's reviews and discussions with management and D&T noted above, the Audit Committee recommended to the Board (and the Board approved) that the Company's audited consolidated financial statements be included in the Company's 2011 Form 10-K that was filed with the SEC on February 27, 2012.

Audit Committee:

Thomas D. Igoe (Chairman)
Friedrich K.M. Böhm
Norman L. Traeger

Independent Registered Public Accounting Firm Fees

The following table sets forth the aggregate fees billed to the Company by its independent registered public accounting firm for the fiscal years ended December 31, 2011 and December 31, 2010:

| | Year Ended December 31, | | | |
	2011		2010	
Audit Fees	$	798,000	$	746,000
Audit-Related Fees		165,000		165,196
Tax Fees		—		—
All Other Fees		—		—
Total	$	963,000	$	911,196

Audit Fees for the fiscal years ended December 31, 2011 and 2010 consisted of fees for professional services rendered for the audits of the annual consolidated financial statements of the Company and M/I Financial and quarterly reviews of the condensed consolidated financial statements included in the Company's Quarterly Reports on Form 10-Q. In addition, the fees include $142,000 in 2011 and $151,000 in 2010 for the performance of audits of the Company's assessment of internal control over financial reporting.

Audit-Related Fees for the fiscal years ended December 31, 2011 and 2010 consisted of fees for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements. With respect to 2011, the services in this category primarily included services related to the registration of our $200 million senior notes on Form S-4 and shelf registration on Form S-3. With respect to 2010, the services in this category primarily included a comfort letter related to our $200 million senior notes offering.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services

The Audit Committee has adopted the following policy with respect to engagement of the Company's independent registered public accounting firm to perform services for the Company:

Annually, the independent registered public accounting firm will provide the Audit Committee with an engagement letter outlining the scope of the audit and permissible non-audit services proposed to be performed during the fiscal year, together with a schedule of fees for such services, for approval.

In addition to reviewing and approving the engagement letter, the Audit Committee will annually pre-approve a list of audit services (not covered by the audit engagement letter) and permissible audit-related services, tax services and other services as well as a range of fees for those services. Any services rendered by the independent registered public accounting firm during that fiscal year will be considered pre-approved by the Audit Committee provided that the services rendered fall within the list of pre-approved services and the fees do not exceed the pre-approved fees. To ensure prompt handling of unexpected matters, the Audit Committee has delegated to its Chairman the authority to amend or modify the list of pre-approved permissible audit and non-audit services and fees. The Chairman will report any action taken to the Audit Committee at its next meeting. The Audit Committee is regularly kept informed by management of the services provided by the independent registered public accounting firm.

During the 2011 and 2010 fiscal years, all services provided by D&T were pre-approved in accordance with the terms of the Audit Committee's pre-approval policy.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16 of the Exchange Act requires the Company's directors and officers and any person who beneficially owns more than ten percent of our Common Shares or Preferred Shares to file reports of ownership and changes in ownership of the Common Shares or Preferred Shares with the SEC. Based solely on a review of the reports filed on behalf of these persons and written representations from our officers and directors that no additional reports were required to be filed, the Company believes that, during the 2011 fiscal year, its officers, directors and greater than ten percent beneficial owners complied with such filing requirements.

SHAREHOLDER PROPOSALS FOR 2013 ANNUAL MEETING

Any proposals from shareholders which are intended to be presented at the 2013 Annual Meeting of Shareholders must be received by the Company by December 5, 2012 to be eligible for inclusion in next year's proxy statement and form of proxy. Such proposals may be included in next year's proxy statement and form of proxy if they comply with certain SEC Rules. In addition, if a shareholder intends to present a proposal at the 2013 Annual Meeting of Shareholders without the inclusion of that proposal in the proxy statement relating to the 2013 Annual Meeting of Shareholders and written notice of the proposal is not received by the Company on or before February 18, 2013, or if the Company meets other requirements of applicable SEC Rules, proxies solicited by the Board for the 2013 Annual Meeting of Shareholders will confer discretionary authority to vote on the proposal at the meeting. In each case, written notice must be given to M/I Homes, Inc., 3 Easton Oval, Suite 500, Columbus, Ohio 43219, c/o Chief Legal Officer and Secretary.

Pursuant to the advance notice provision in our Regulations relating to the nomination of one or more persons for election as a director at an annual meeting of shareholders, shareholders who wish to nominate one or more persons for election as a director at the 2013 Annual Meeting of Shareholders may do so only if they comply with the nomination procedures set forth in our Regulations. The advance notice provision requires that a shareholder give written notice of such shareholder's intent to make such nomination(s) by personal delivery or by United States Mail, postage pre-paid, to the Secretary of the Company not later than March 9, 2013 nor earlier than February 7, 2013. See "Information Regarding the Board, its Committees and Corporate Governance-Nomination of Directors" beginning on page 7 of this Proxy Statement for information regarding our director nomination process.

EXPENSES OF SOLICITATION

The entire expense of preparing, assembling, printing and mailing this Proxy Statement, the accompanying proxy card and any other related materials, as well as other costs incurred in connection with the solicitation of proxies on behalf of the Board, will be paid by the Company, except for any Internet access fees and telephone service fees incurred by shareholders who elect to vote electronically via the Internet or telephonically. Proxies may be solicited personally or by telephone, mail, electronic mail, facsimile or telegraph. Officers or employees of the Company may assist with solicitations and will receive no additional compensation for their services. The Company may engage Georgeson Inc. as proxy solicitor to assist it in soliciting proxies for the Annual Meeting, at an approximate cost of between $10,000 and $15,000. The Company will reimburse brokers, banks and other nominees for their reasonable expenses in forwarding proxy materials to beneficial owners of our Common Shares.

OTHER MATTERS

As of the date of this Proxy Statement, the Board knows of no other matters to be presented at the Annual Meeting. If any other matter requiring a vote of the shareholders is properly brought before the Annual Meeting, the persons named in the accompanying proxy card will vote and act according to their best judgments in light of the conditions then prevailing, to the extent permitted under applicable law.

You are urged to complete, sign, date and return the enclosed proxy card in the envelope provided or, alternatively, vote your proxy electronically via the Internet or telephonically. No postage is required if the envelope provided is mailed from within the United States. If you subsequently decide to attend the Annual Meeting and wish to vote your Common Shares in person, you may do so. Your cooperation in giving this matter your prompt attention is appreciated.

By Order of the Board of Directors,

/s/J. Thomas Mason
J. Thomas Mason,
Secretary

M/I HOMES, INC.
2009 LONG-TERM INCENTIVE PLAN

AS AMENDED

The purpose of the Plan is to promote the Company's long-term financial success and increase shareholder value by motivating performance through incentive compensation. The Plan also is intended to encourage Participants to acquire ownership interests in the Company, attract and retain talented employees, directors and consultants and enable Participants to participate in the Company's long-term growth and financial success.

ARTICLE I
DEFINITIONS

When used in the Plan, the following capitalized words, terms and phrases shall have the meanings set forth in this Article I. For purposes of the Plan, the form of any word, term or phrase shall include any and all of its other forms.

1.1 **"Act"** shall mean the Securities Exchange Act of 1934, as amended from time to time, or any successor thereto.

1.2 **"Affiliate"** shall mean any entity with whom the Company would be considered a single employer under Section 414(b) or (c) of the Code, but modified as permitted under Treasury Regulations promulgated under any Code section relevant to the purpose for which the definition is applied.

1.3 **"Award"** shall mean any Nonqualified Stock Option, Incentive Stock Option, Stock Appreciation Right, Restricted Stock, Other Stock-Based Award or Cash-Based Award granted pursuant to the Plan.

1.4 **"Award Agreement"** shall mean any written or electronic agreement between the Company and a Participant that describes the terms and conditions of an Award. If there is a conflict between the terms of the Plan and the terms of an Award Agreement, the terms of the Plan shall govern.

1.5 **"Board"** shall mean the Board of Directors of the Company.

1.6 **"Cash-Based Award"** shall mean an Award granted pursuant to Article IX of the Plan.

1.7 **"Cause"** shall mean, unless otherwise provided in the related Award Agreement: (a) any act of fraud, intentional misrepresentation, embezzlement or misappropriation or conversion of the assets or business opportunities of the Company or any Affiliate by the Participant, (b) conviction of the Participant of a felony, or (c) the Participant's (i) willful refusal to substantially perform assigned duties (other than any refusal resulting from incapacity due to physical or mental illness or in the event that the assigned duties include any activities that are unlawful or would violate acceptable accounting, securities or other specifically defined business principles), (ii) willful engagement in gross misconduct materially injurious to the Company or any Affiliate, or (iii) breach of any material term of the Plan; provided, however, that Cause will not arise solely because the Participant is absent from active employment during periods of vacation, consistent with the Company's applicable vacation policy, or other period of absence initiated by the Participant and approved by the Company.

1.8 **"Change in Control"** shall mean any of the following:

(a) the members of the Board on the effective date of this Plan (the "Incumbent Directors") cease for any reason other than death to constitute at least a majority of the members of the Board; provided however, that any individual becoming a director after the effective date of this Plan whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the then Incumbent Directors shall also be treated as an Incumbent Director, but excluding any individual whose initial assumption of office occurs as a result of a proxy contest or any agreement arising out of an actual or threatened proxy contest;

(b) the acquisition by any person or group (within the meaning of Sections 13(d) and 14(d)(2) of the Act), other than the Company, any Subsidiary or any employee benefit plan (or related trust) sponsored or maintained by the Company or any Subsidiary of the Company, of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Act), directly or indirectly, of thirty percent (30%) or more of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors of the Company;

(c) the merger, consolidation or other business combination of the Company with or into another entity, or the acquisition by the Company of assets or shares or equity interests of another entity, as a result of which the

shareholders of the Company immediately prior to such merger, consolidation, other business combination or acquisition, do not, immediately thereafter, beneficially own, directly or indirectly, more than fifty percent (50%) of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the entity resulting from such merger, consolidation or other business combination of the Company;

   (d)   the sale or other disposition of all or substantially all of the assets of the Company; or

   (e)   the liquidation or dissolution of the Company.

Notwithstanding the foregoing, with respect to the payment, exercise or settlement of any Award that is subject to Section 409A of the Code, a Change in Control shall be deemed not to have occurred unless the events or circumstances constituting a Change in Control also constitute a "change in control event" within the meaning of Section 409A of the Code and the Treasury Regulations promulgated thereunder.

   1.9   **"Code"** shall mean the Internal Revenue Code of 1986, as amended from time to time, or any successor thereto.

   1.10   **"Committee"** shall mean the Compensation Committee of the Board, which will be comprised of at least two (2) directors, each of whom is an "outside director," within the meaning of Section 162(m) of the Code and the Treasury Regulations promulgated thereunder, and a "non-employee" director within the meaning of Rule 16b-3 under the Act.

   1.11   **"Company"** shall mean M/I Homes, Inc., an Ohio corporation, and any successor thereto.

   1.12   **"Consultant"** shall mean any person who renders services to the Company or any of its Affiliates other than an Employee or a Director.

   1.13   **"Covered Employee"** shall mean a "covered employee" within the meaning of Section 162(m) of the Code and the Treasury Regulations promulgated thereunder.

   1.14   **"Director"** shall mean a person who is a member of the Board, excluding any member who is an Employee.

   1.15   **"Disability"** shall mean:

   (a)   with respect to an Incentive Stock Option, "disability" as defined in Section 22(e)(3) of the Code; and

(b)   with respect to any other Award, unless otherwise provided in the related Award Agreement, (i) the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, (ii) the Participant is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering Employees of the Participant's employer, or (iii) the Participant is determined to be totally disabled by the Social Security Administration or Railroad Retirement Board.

1.16   **"Employee"** shall mean any person who is a common law employee of the Company or any Affiliate. A person who is classified as other than a common-law employee but who is subsequently reclassified as a common law employee of the Company or any Affiliate for any reason and on any basis shall be treated as a common law employee only from the date that reclassification occurs and shall not retroactively be reclassified as an Employee for any purpose under the Plan.

1.17   **"Fair Market Value"** shall mean the value of one Share on any relevant date, determined under the following rules:

(a)   If the Shares are traded on an exchange, the reported "closing price" on the relevant date if it is a trading day, otherwise on the next trading day;

(b)   If the Shares are traded over-the-counter with no reported closing price, the mean between the lowest bid and the highest asked prices on that quotation system on the relevant date if it is a trading day, otherwise on the next trading day; or

(c)   If neither (a) nor (b) applies, (i) with respect to Options, Stock Appreciation Rights and any Award that is subject to Section 409A of the Code, the value as determined by the Committee through the reasonable application of a reasonable valuation method, taking into account all information material to the value of the Company, within the meaning of Section 409A of the Code and the Treasury Regulations promulgated thereunder, and (ii) with respect to all other Awards, the fair market value as determined by the Committee in good faith.

1.18   **"Full Value Award"** shall mean an Award that is settled by the issuance of Shares, other than an Incentive Stock Option, a Nonqualified Stock Option or a Stock Appreciation Right.

1.19   **"Incentive Stock Option"** shall mean an Option that is intended to meet the requirements of Section 422 of the Code.

1.20   **"Nonqualified Stock Option"** shall mean an Option that is not intended to be an Incentive Stock Option.

1.21   **"Option"** shall mean an option to purchase Shares which is granted pursuant to Article V of the Plan. An Option may be either an Incentive Stock Option or a Nonqualified Stock Option.

1.22   **"Other Stock-Based Award"** shall mean an Award granted pursuant to Article VIII of the Plan.

1.23   **"Participant"** shall mean an Employee, Director or Consultant who is granted an Award under the Plan.

1.24   **"Performance-Based Award"** shall mean an Award described in Section 10.1 of the Plan.

1.25   **"Performance Criteria"** shall mean (a) with respect to a Participant who is or is likely to be a Covered Employee, the performance criteria described in Section 10.2(a) of the Plan, and (b) with respect to any other Participant, any performance criteria determined by the Committee in its sole discretion.

1.26 **"Plan"** shall mean the M/I Homes, Inc. 2009 Long-Term Incentive Plan, as set forth herein and as may be amended from time to time.

1.27 **"Preexisting Plan"** shall mean the M/I Homes, Inc. 1993 Stock Incentive Plan as Amended.

1.28 **"Restricted Stock"** shall mean an Award granted pursuant to Article VII of the Plan.

1.29 **"Retirement"** shall mean a Participant's termination of employment (other than for Cause) on or after the date on which the sum of the Participant's years of service with the Company and its Affiliates plus the Participant's age is equal to or greater than seventy (70); provided that the Participant has attained the age of fifty-five (55).

1.30 **"Shares"** shall mean the common shares, par value $0.01 per share, of the Company.

1.31 **"Stock Appreciation Right"** shall mean an Award granted pursuant to Article VI of the Plan.

1.32 **"Subsidiary"** shall mean: (a) with respect to an Incentive Stock Option, a "subsidiary corporation" as defined under Section 424(f) of the Code; and (b) for all other purposes under the Plan, any corporation or other entity in which the Company owns, directly or indirectly, a proprietary interest of more than fifty (50%) by reason of stock ownership or otherwise.


ARTICLE II
SHARES SUBJECT TO THE PLAN


2.1 **Number of Shares Available for Awards.** Subject to this Article II, the aggregate number of Shares with respect to which Awards may be granted under the Plan shall be 1,600,000~~700,000~~, all of which may be granted with respect to Incentive Stock Options. The Shares may consist, in whole or in part, of treasury Shares, authorized but unissued Shares not reserved for any other purpose or Shares purchased by the Company or an independent agent in the open market for such purpose. Subject to this Article II, (a) upon a grant of a Full Value Award, the number of Shares available for issuance under the Plan shall be reduced by an amount equal to the product of (i) 1.35 and (ii) the number of Shares subject to such Full Value Award, and any Shares underlying such an Award that become available for future grant under the Plan pursuant to Section 2.2 shall be added back to the Plan in an amount equal to the product of (i) 1.35 and (ii) the number of Shares subject to such an Award that become available for future grant under the Plan pursuant to Section 2.2 and (b) upon a grant of an Option or Stock Appreciation Right, the number of Shares available for issuance under the Plan shall be reduced by an amount equal to the number of Shares subject to such Award, and any Shares underlying such an Award that become available for future grant under the Plan pursuant to Section 2.2 shall be added back to the Plan in an amount equal to the number of Shares subject to such an Award that become available for future grant under the Plan pursuant to Section 2.2. Without limiting the foregoing, with respect to any Stock Appreciation Right that is settled in Shares, the full number of Shares subject to the Award shall count against the number of Shares available for Awards under the Plan regardless of the number of Shares used to settle the Stock Appreciation Right upon exercise.

2.2 **Share Usage.** In addition to the number of Shares provided for in Section 2.1, the following Shares shall be available for Awards under the Plan: (a) Shares covered by an Award that expires or is forfeited, canceled, surrendered or otherwise terminated without the issuance of such Shares; (b) Shares covered by an Award that, by its terms, may be settled only in cash; (c) Shares granted through the assumption of, or in substitution for, outstanding awards granted by a company to individuals who become Employees, Directors or Consultants as the result of a merger, consolidation, acquisition or other corporate transaction involving such company and the Company or any of its Affiliates; and (d) any Shares subject to outstanding awards under the Preexisting Plan as of the Effective Date that on or after the Effective Date cease for any reason to be subject to such awards other than by reason of exercise or settlement of the awards to the extent they are exercised for or settled in vested and non-forfeitable Shares. <u>Notwithstanding anything to the contrary in this Plan, Shares covered by an Award that are surrendered as payment of the exercise price of such Award or that are withheld to satisfy any taxes required to be withheld with respect to any taxable event arising with respect to such Award shall not again be available for issuance as Awards under this Plan.</u>

2.3   Fiscal Year Limits. Subject to Section 2.4 and unless and until the Committee determines that an Award to a Covered Employee shall not be designed as "qualified performance-based compensation" under Section 162(m) of the Code, during any fiscal year of the Company, the Committee may not grant any Participant (a) Options covering more than 700,000 Shares, (b) Stock Appreciation Rights covering more than 700,000 Shares, (c) more than 700,000 Shares of Restricted Stock, (d) Other Stock-Based Awards covering more than 700,000 Shares, (e) Cash-Based Awards equal to more than $15,000,000, (f) Performance-Based Awards that are to be settled in Shares covering more than 700,000 Shares, (g) Performance-Based Awards that are to be settled in cash equal to more than $15,000,000 and (h) Full Value Awards covering more than 700,000 Shares.

2.4   Adjustments. In the event of any Share dividend, Share split, recapitalization (including payment of an extraordinary dividend), merger, reorganization, consolidation, combination, spin-off, distribution of assets to shareholders, exchange of Shares or any other change affecting the Shares, the Committee shall make such substitutions and adjustments, if any, as it deems equitable and appropriate to: (a) the aggregate number of Shares that may be issued under the Plan; (b) any Share-based limits imposed under the Plan; and (c) the exercise price, number of Shares and other terms or limitations applicable to outstanding Awards. Notwithstanding the foregoing, an adjustment pursuant to this Section 2.4 shall be made only to the extent such adjustment complies, to the extent applicable, with Section 409A of the Code.

2.5   Full Value Awards. Notwithstanding anything in the Plan to the contrary, the Committee may grant Full Value Awards covering up to 70,000 Shares without regard to the minimum vesting requirements of Sections 7.3(a) and 9.1 of the Plan.

ARTICLE III
ADMINISTRATION

3.1   In General. The Plan shall be administered by the Committee. The Committee shall have full power and authority to: (a) interpret the Plan and any Award Agreement; (b) establish, amend and rescind any rules and regulations relating to the Plan; (c) select Participants; (d) establish the terms and conditions of any Award consistent with the terms and conditions of the Plan; and (e) make any other determinations that it deems necessary or desirable for the administration of the Plan. The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any Award Agreement in the manner and to the extent the Committee deems necessary or desirable. Any decision of the Committee in the interpretation and administration of the Plan shall be made in the Committee's sole and absolute discretion and shall be final, conclusive and binding on all persons.

3.2   Delegation of Duties. In its sole discretion, the Committee may delegate any ministerial duties associated with the Plan to any person (including Employees) it deems appropriate; provided, however, that the Committee may not delegate (a) any duties that it is required to discharge to comply with Section 162(m) of the Code or any other applicable law and (b) its authority to grant Awards to any Participant who is subject to Section 16 of the Act.

ARTICLE IV
ELIGIBILITY

Any Employee, Director or Consultant selected by the Committee shall be eligible to be a Participant in the Plan; provided, however, that Incentive Stock Options shall only be granted to Employees who are employed by the Company or any of its Subsidiaries.

5.1   Grant of Options. Subject to the terms and conditions of the Plan, Options may be granted to Participants in such number, and upon such terms and conditions, as shall be determined by the Committee in its sole discretion.

5.2   Award Agreement. Each Option shall be evidenced by an Award Agreement that shall specify the exercise price, the term of the Option, the number of Shares covered by the Option, the conditions upon which the Option shall become vested and exercisable and such other terms and conditions as the Committee shall determine and which are not inconsistent with the terms and conditions of the Plan. The Award Agreement also shall specify whether the Option is intended to be an Incentive Stock Option or a Nonqualified Stock Option.

5.3   Exercise Price. The exercise price per Share of an Option shall be determined by the Committee at the time the Option is granted and shall be specified in the related Award Agreement; provided, however, that in no event shall the exercise price of any Option be less than one hundred percent (100%) of the Fair Market Value of a Share on the date of grant.

5.4   Term. The term of an Option shall be determined by the Committee and set forth in the related Award Agreement; provided, however, that in no event shall the term of any Option exceed ten (10) years from its date of grant.

5.5   Exercisability. Options shall become exercisable at such times and upon such terms and conditions as shall be determined by the Committee and set forth in the related Award Agreement. Such terms and conditions may include the satisfaction of performance goals based on one (1) or more Performance Criteria.

5.6   Exercise of Options. Except as otherwise provided in the Plan or in a related Award Agreement, an Option may be exercised for all or any portion of the Shares for which it is then exercisable. An Option shall be exercised by the delivery of a notice of exercise to the Company or its designee in a form specified by the Committee which sets forth the number of Shares with respect to which the Option is to be exercised and full payment of the exercise price for such Shares. The exercise price of an Option may be paid: (a) in cash or its equivalent; (b) by tendering (either by actual delivery or attestation) previously acquired Shares having an aggregate Fair Market Value at the time of exercise equal to the aggregate exercise price; provided that such Shares had been held for at least six (6) months or such other period required to obtain favorable accounting treatment; (c) by a cashless exercise (including by withholding Shares deliverable upon exercise and through a broker-assisted arrangement to the extent permitted by applicable law); (d) by a combination of the methods described in clauses (a), (b) and/or (c); or (e) through any other method approved by the Committee in its sole discretion. As soon as practicable after receipt of the notification of exercise and full payment of the exercise price, the Company shall cause the appropriate number of Shares to be issued to the Participant.

5.7   Special Rules Applicable to Incentive Stock Options. Notwithstanding any other provision in the Plan to the contrary:

(a)   The terms and conditions of Incentive Stock Options shall be subject to and comply with the requirements of Section 422 of the Code.

(b)   The aggregate Fair Market Value of the Shares (determined as of the date of grant) with respect to which Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under all plans of the Company and its Subsidiaries) may not be greater than $100,000 (or such other amount specified in Section 422 of the Code), as calculated under Section 422 of the Code.

(c)   No Incentive Stock Option shall be granted to any Participant who, at the time the Incentive Stock Option is granted, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of any Subsidiary, unless (i) the exercise price of such Incentive Stock Option is at least one hundred and ten percent (110%) of the Fair Market Value of a Share on the date the Incentive Stock Option is granted and (ii) the date on which such Incentive Stock Option will expire is not later than five (5) years from the date the Incentive Stock Option is granted.

ARTICLE VI
STOCK APPRECIATION RIGHTS

6.1   Grant of Stock Appreciation Rights. Subject to the terms and conditions of the Plan, Stock Appreciation Rights may be granted to Participants in such number, and upon such terms and conditions, as shall be determined by the Committee in its sole discretion.

6.2   Award Agreement. Each Stock Appreciation Right shall be evidenced by an Award Agreement that shall specify the exercise price, the term of the Stock Appreciation Right, the number of Shares covered by the Stock Appreciation Right, the conditions upon which the Stock Appreciation Right shall become vested and exercisable and such other terms and conditions as the Committee shall determine and which are not inconsistent with the terms and conditions of the Plan.

6.3   Exercise Price. The exercise price per Share of a Stock Appreciation Right shall be determined by the Committee at the time the Stock Appreciation Right is granted and shall be specified in the related Award Agreement; provided, however, that in no event shall the exercise price of any Stock Appreciation Right be less than one hundred percent (100%) of the Fair Market Value of a Share on the date of grant.

6.4   Term. The term of a Stock Appreciation Right shall be determined by the Committee and set forth in the related Award Agreement; provided however, that in no event shall the term of any Stock Appreciation Right exceed ten (10) years from its date of grant.

6.5   Exercisability of Stock Appreciation Rights. A Stock Appreciation Right shall become exercisable at such times and upon such terms and conditions as may be determined by the Committee and set forth in the related Award Agreement. Such terms and conditions may include the satisfaction of performance goals based on one (1) or more Performance Criteria.

6.6   Exercise of Stock Appreciation Rights. Except as otherwise provided in the Plan or in a related Award Agreement, a Stock Appreciation Right may be exercised for all or any portion of the Shares for which it is then exercisable. A Stock Appreciation Right shall be exercised by the delivery of a notice of exercise to the Company or its designee in a form specified by the Committee which sets forth the number of Shares with respect to which the Stock Appreciation Right is to be exercised. Upon exercise, a Stock Appreciation Right shall entitle a Participant to an amount equal to (a) the excess of (i) the Fair Market Value of a Share on the exercise date over (ii) the exercise price per Share, multiplied by (b) the number of Shares with respect to which the Stock Appreciation Right is exercised. A Stock Appreciation Right may be settled in full Shares, cash or a combination thereof, as specified by the Committee in the related Award Agreement.

ARTICLE VII
RESTRICTED STOCK

7.1   Grant of Restricted Stock. Subject to the terms and conditions of the Plan, Shares of Restricted Stock may be granted to Participants in such number, and upon such terms and conditions, as shall be determined by the Committee in its sole discretion.

7.2   Award Agreement. Each Restricted Stock Award shall be evidenced by an Award Agreement that shall specify the number of Shares of Restricted Stock, the restricted period(s) applicable to the Shares of Restricted Stock, the conditions upon which the restrictions on the Shares of Restricted Stock will lapse and such other terms and conditions as the Committee shall determine and which are not inconsistent with the terms and conditions of the Plan.

7.3   Terms, Conditions and Restrictions.

(a)   The Committee shall impose such other terms, conditions and/or restrictions on any Shares of Restricted Stock as it may deem advisable, including, without limitation, a requirement that the Participant pay a purchase price for each Share of Restricted Stock, restrictions based on the achievement of specific performance goals (which may be based on one (1) or more of the Performance Criteria), time-based restrictions or holding requirements or sale restrictions placed on the Shares by the Company upon vesting of such Restricted Stock. Notwithstanding the foregoing, subject to Sections 2.5 and Article 12 of the Plan or as described in the related Award Agreement in connection with a Participant's death, termination due to Disability and/or Retirement, no condition on vesting of a Restricted Stock Award that is based upon achievement of specified performance goals shall be based on performance over a period of less than one year and no condition on vesting of a Restricted Stock Award that is based upon continued employment or the passage of time shall provide for vesting in full of the Restricted Stock Award more quickly than in pro rata installments over three years from the date of grant of the Award.

(b)   To the extent deemed appropriate by the Committee, the Company may retain the certificates representing Shares of Restricted Stock in the Company's possession until such time as all terms, conditions and/or restrictions applicable to such Shares have been satisfied or lapse.

(c)   Unless otherwise provided in the related Award Agreement or required by applicable law, the restrictions imposed on Shares of Restricted Stock shall lapse upon the expiration or termination of the applicable restricted period and the satisfaction of any other applicable terms and conditions.

7.4   Rights Associated with Restricted Stock during Restricted Period. During any restricted period applicable to Shares of Restricted Stock:

(a)   Such Shares of Restricted Stock may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated.

(b)   Unless otherwise provided in the related Award Agreement, (i) the Participant shall be entitled to exercise full voting rights associated with such Shares of Restricted Stock and (ii) the Participant shall be entitled to all dividends and other distributions paid with respect to such Shares of Restricted Stock during the restricted period; provided, however, that receipt of any such dividends or other distributions will be subject to the same terms and conditions as the Shares of Restricted Stock with respect to which they are paid.


ARTICLE VIII
OTHER STOCK-BASED AWARDS


8.1   Grant of Other Stock-Based Awards. Subject to the terms and conditions of the Plan, Other Stock-Based Awards may be granted to Participants in such number, and upon such terms and conditions, as shall be determined by the Committee in its sole discretion. Other Stock-Based Awards are Awards that are valued in whole or in part by reference to, or otherwise based on the Fair Market Value of, the Shares, and shall be in such form as the Committee shall determine, including without limitation, (a) unrestricted Shares or (b) time-based or performance-based restricted stock units that are settled in Shares and/or cash. Notwithstanding the foregoing, subject to Sections 2.5 and Article 12 of the Plan or as described in the related Award Agreement in connection with a Participant's death, termination due to Disability and/or Retirement, no condition on vesting of an Other Stock-Based Award that is based upon achievement of specified performance goals shall be based on performance over a period of less than one year and no condition on vesting of an Other Stock-Based Award that is based upon continued employment or the passage of time shall provide for vesting in full of the Other Stock-Based Award more quickly than in pro rata installments over three years from the date of grant of the Award.

8.2   Award Agreement. Each Other Stock-Based Award shall be evidenced by an Award Agreement that shall specify the terms and conditions upon which the Other Stock-Based Award shall become vested, the form of settlement and such other terms and conditions as the Committee shall determine and which are not inconsistent with the terms and conditions of the Plan.

8.3   Form of Settlement. An Other Stock-Based Award may be settled in full Shares, cash or a combination thereof, as specified by the Committee in the related Award Agreement.

8.4   Dividend Equivalents. Awards of Other Stock-Based Awards may provide the Participant with dividend equivalents, as determined by the Committee in its sole discretion and set forth in the related Award Agreement.


ARTICLE IX
CASH-BASED AWARDS


Subject to the terms and conditions of the Plan, Cash-Based Awards may be granted to Participants in such amounts and upon such other terms and conditions as shall be determined by the Committee in its sole discretion. Each Cash-Based Award shall be evidenced by an Award Agreement that shall specify the payment amount or payment range and the other terms and conditions, as applicable, of such Award which may include, without limitation, performance objectives and that the Cash-Based Award is a Performance-Based Award under Article 10.


ARTICLE X
PERFORMANCE-BASED AWARDS


10.1   In General. Notwithstanding anything in the Plan to the contrary, Cash-Based Awards, Shares of Restricted Stock and Other Stock-Based Awards may be granted in a manner which is deductible by the Company under Section 162(m) of the Code ("Performance-Based Awards"). As determined by the Committee in its sole discretion, the grant, vesting, exercisability and/or settlement of any Performance-Based Award shall be conditioned on the attainment of performance goals based upon one (1) or more Performance Criteria during a performance period established by the Committee. Any such Award must meet the requirements of this Article 10.

10.2   Performance Criteria.

(a)   For purposes of the Plan, the "Performance Criteria" for Participants who are or are likely to be Covered Employees are as follows:

(i)   Acquisition and integration of companies;
(ii)   Acquisition of assets;
(iii)   Balance Sheet Management
(iv)   Business process metrics (e.g., asset turns, cycle time, and one or more elements of efficiency or cost or expense);
(v)   Cash flow;
(vi)   Customer satisfaction;
(vii)   Debt leverage;
(viii)   Earnings per Share;
(ix)   Earnings before taxes, interest, depreciation and amortization;
(x)   Employee retention;
(xi)   Expense management/reduction;
(xii)   Gross margin;
(xiii)   Home sales;
(xiv)   Interest coverage ratio excluding impairments;
(xv)   Inventory turnover;
(xvi)   Inventory, land or lot improvement or reduction;

(xvii)   Investment management;
(xviii)   Maintenance or improvement of gross and operating profit margins;
(xix)   Market capitalization;
(xx)   Market share;
(xxi)   Net income;
(xxii)   Operating cash flow;
(xxiii)   Pretax income;
(xxiv)   Reduction or maintenance in selling, general and administrative expense;
(xxv)   Return on assets;
(xxvi)   Return on capital;
(xxvii)   Return on equity;
(xxviii)   Return on opening shareholder equity;
(xxix)   Return on operating assets;
(xxx)   Revenues;
(xxxi)   Shareholder returns;
(xxxii)   Share price; or
(xxxiii)   Share price appreciation.

(b)   Performance Criteria may relate to the individual Participant, the Company, one (1) or more of its Affiliates or one (1) or more of their respective divisions or business units, or any combination of the foregoing, and may be applied on an absolute basis and/or be relative to one (1) or more peer group companies or indices, or any combination thereof, in each case, as determined by the Committee in its sole discretion.

10.3   Establishment of Performance Goals. With respect to Performance-Based Awards for Participants who are or are likely to be Covered Employees, the Committee shall establish: (a) the applicable performance goals and performance period and (b) the formula for computing the Performance-Based Award. Such terms and conditions shall be established in writing while the outcome of the applicable performance period is substantially uncertain, but in no event later than the earlier of: (i) ninety (90) days after the beginning of the applicable performance period; or (ii) the expiration of twenty-five percent (25%) of the applicable performance period.

10.4   Certification of Performance. With respect to Performance-Based Awards for Participants who are or are likely to be Covered Employees, the Committee shall certify in writing whether the applicable performance goals and other material terms imposed on such Performance-Based Awards have been satisfied, and, if they have, ascertain the amount of the applicable Performance-Based Award. No such Performance-Based Award shall be granted, vested, exercisable and/or settled, as the case may be, until the Committee makes this certification.

10.5   Modifying Performance-Based Awards. To the extent consistent with Section 162(m) of the Code, performance goals relating to such Performance-Based Awards may be calculated without regard to extraordinary items or adjusted, as the Committee deems equitable, in recognition of unusual or non-recurring events affecting the Company and/or its Affiliates or changes in applicable tax laws or accounting principles.

10.6   Negative Discretion. In the Committee's sole discretion, the amount of a Performance-Based Award actually paid to a Participant may be less than the amount determined by the applicable performance goal formula.

ARTICLE XI
TERMINATION OF EMPLOYMENT OR SERVICE

With respect to each Award granted under the Plan, the Committee shall, subject to the terms and conditions of the Plan, determine the extent to which the Award shall vest and the extent to which the Participant shall have the right to exercise and/or receive settlement of the Award on or following the Participant's termination of employment or services with the Company and/or any of its Affiliates. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the related

Award Agreement, need not be uniform among all Awards granted under the Plan and may reflect distinctions based on the reasons for termination. Except as otherwise provided in the Plan, the vesting conditions of an Award may only be accelerated upon the death, termination due to Disability, or Retirement of the Participant.

ARTICLE XII
CHANGE IN CONTROL

Except as otherwise provided in the related Award Agreement, in the event of a Change in Control, the Committee, in its sole discretion and without liability to any person, may take such actions, if any, as it deems necessary or desirable with respect to any Award that is outstanding as of the date of the consummation of the Change in Control. Such actions may include, without limitation: (a) the acceleration of the vesting, settlement and/or exercisability of an Award; (b) the payment of a cash amount in exchange for the cancellation of an Award; and/or (c) the issuance of substitute Awards that substantially preserve the value, rights and benefits of any affected Awards. Any action relating to an Award that is subject to Section 409A of the Code shall be consistent with the requirements thereof.

ARTICLE XIII
AMENDMENT OR TERMINATION OF THE PLAN

13.1   **In General.** The Board or the Committee may amend or terminate the Plan at any time; provided, however, that no amendment or termination shall be made without the approval of the Company's shareholders to the extent that (a) the amendment materially increases the benefits accruing to Participants under the Plan, (b) the amendment materially increases the aggregate number of Shares authorized for grant under the Plan (excluding an increase in the number of Shares that may be issued under the Plan as a result of Section 2.4), (c) the amendment materially modifies the requirements as to eligibility for participation in the Plan, or (d) such approval is required by any law, regulation or stock exchange rule.

13.2   **Repricing.** Except for adjustments made pursuant to Section 2.4 of the Plan, in no event may the Board or the Committee amend the terms of an outstanding Award to reduce the exercise price of an outstanding Option or Stock Appreciation Right or cancel an outstanding Option or Stock Appreciation Right in exchange for cash, other Awards or Options or Stock Appreciation Rights with an exercise price that is less than the exercise price of the original Option or Stock Appreciation Right without shareholder approval.

ARTICLE XIV
TRANSFERABILITY

14.1   Except as described in Section 14.2 or as provided in a related Award Agreement, an Award may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, except by will or the laws of descent and distribution and, during a Participant's lifetime, may be exercised only by the Participant or the Participant's guardian or legal representative.

14.2   A Participant's beneficiary under the Plan shall be the Participant's spouse or, if no spouse survives the Participant, the Participant's estate.

ARTICLE XV
MISCELLANEOUS

15.1   **No Right to Continue Services or to Awards.** The granting of an Award under the Plan shall impose no obligation on the Company or any Affiliate to continue the employment or services of a Participant or interfere with or limit the right of the Company or any Affiliate to terminate the services of any Employee, Director or Consultant at any time. In addition, no Employee, Director or Consultant shall have any right to be granted any Award, and there is no obligation for uniformity of treatment of Participants. The terms and conditions of Awards and the Committee's interpretations and determinations with respect thereto need not be the same with respect to each Participant.

15.2   Tax Withholding.

(a)   The Company or an Affiliate, as applicable, shall have the power and the right to deduct, withhold or collect any amount required by law or regulation to be withheld with respect to any taxable event arising with respect to an Award granted under the Plan. This amount may, as determined by the Committee in its sole discretion, be (i) withheld from other amounts due to the Participant, (ii) withheld from the value of any Award being settled or any Shares being transferred in connection with the exercise or settlement of an Award or (iii) collected directly from the Participant.

(b)   Subject to the approval of the Committee, a Participant may elect to satisfy the withholding requirement, in whole or in part, by having the Company or an Affiliate, as applicable, withhold Shares having a Fair Market Value on the date the tax is to be determined equal to the minimum statutory total tax that could be imposed on the transaction; provided that such Shares would otherwise be distributable to the Participant at the time of the withholding. All such elections shall be irrevocable and made in writing and shall be subject to any terms and conditions that the Committee, in its sole discretion, deems appropriate.

15.3   Requirements of Law. The grant of Awards and the issuance of Shares shall be subject to all applicable laws, rules and regulations (including applicable federal and state securities laws) and to all required approvals of any governmental agencies or national securities exchange, market or other quotation system. Without limiting the foregoing, the Company shall have no obligation to issue Shares under the Plan prior to (a) receipt of any approvals from any governmental agencies or national securities exchange, market or quotation system that the Committee deems necessary and (b) completion of registration or other qualification of the Shares under any applicable federal or state law or ruling of any governmental agency that the Committee deems necessary.

15.4   Legends. Certificates for Shares delivered under the Plan may be subject to such stock transfer orders and other restrictions that the Committee deems advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange or other recognized market or quotation system upon which the Shares are then listed or traded, or any other applicable federal or state securities law. The Committee may cause a legend or legends to be placed on any certificates issued under the Plan to make appropriate reference to restrictions within the scope of this Section 16(d).

15.5   Uncertificated Shares. To the extent that the Plan provides for the issuance of certificates to reflect the transfer of Shares, the transfer of Shares may be effected on a noncertificated basis, to the extent not prohibited by applicable law or the applicable rules of any stock exchange.

15.6   Governing Law. The Plan and all Award Agreements shall be governed by and construed in accordance with the laws of the State of Ohio, without regard to its conflicts of law provisions.

15.7   No Impact on Benefits. Awards are not compensation for purposes of calculating a Participant's rights under any employee benefit plan that does not specifically require the inclusion of Awards in calculating benefits.

15.8   Rights as a Shareholder. Except as otherwise provided in the Plan or in a related Award Agreement, a Participant shall have none of the rights of a shareholder with respect to Shares covered by an Award unless and until the Participant becomes the record holder of such Shares.

15.9   Successors and Assigns. The Plan shall be binding on all successors and assigns of the Company and each Participant, including without limitation, the estate of such Participant and the executor, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of the Participant's creditors.

15.10   Section 409A of the Code.

(a)   Awards granted pursuant to the Plan are intended to comply with Section 409A of the Code and the Treasury Regulations promulgated thereunder, and the Plan shall be interpreted, administered and operated accordingly.

(b)   If a Participant is determined to be a "specified employee" (within the meaning of Section 409A of the Code and as determined under the Company's policy for determining specified employees), the Participant shall not be entitled to be paid or to the distribution of any portion of an Award that is subject to Section 409A of the Code and is payable or distributable on account of the Participant's "separation from service" (within the meaning of Section 409A of the Code) until the expiration of six (6) months from the date of such separation from service (or, if earlier, the Participant's death). Such amount shall be paid or distributed on the first (1 st) business day of the seventh (7th) month following such separation from service.

(c)   Nothing in the Plan shall be construed as an entitlement to or guarantee of any particular tax treatment to a Participant, and none of the Company, its Affiliates, the Board or the Committee shall have any liability with respect to any failure to comply with the requirements of Section 409A of the Code.

15.11   Savings Clause. In the event that any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining provisions of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

ARTICLE XVI
EFFECTIVE DATE AND TERM OF THE PLAN

The effective date of the Plan is May 5, 2009. No Incentive Stock Options shall be granted under the Plan after February 10, 2019 and no other Awards shall be granted under the Plan after the tenth anniversary of the effective date of the Plan or, if earlier, the date the Plan is terminated. Notwithstanding the foregoing, the termination of the Plan shall not preclude the Company from complying with the terms of Awards outstanding on the date the Plan terminates.

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IMPORTANT ANNUAL MEETING INFORMATION

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A Proposals — The Board of Directors recommends a vote <u>FOR</u> the director nominees listed in Proposal No. 1, and <u>FOR</u> Proposal No. 2, Proposal No. 3 and Proposal No. 4.

1. Election of Directors:

	For	Withhold		For	Withhold		For	Withhold
01 - Thomas D. Igoe	☐	☐	02 - J. Thomas Mason	☐	☐	03 - Sharen Jester Turney	☐	☐

	For	Against	Abstain			For	Against	Abstain
2. A non-binding, advisory resolution to approve the compensation of the named executive officers of M/I Homes, Inc.	☐	☐	☐	3. To approve an amendment to the M/I Homes, Inc. 2009 Long-Term Incentive Plan, including an increase in the number of shares available for issuance under the plan and reapproval of the material terms of the performance goals under the plan.		☐	☐	☐
4. To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the 2012 fiscal year.	☐	☐	☐					

B Non-Voting Items

Change of Address — Please print your new address below.

Comments — Please print your comments below.

Meeting Attendance
Mark the box to the right if you plan to attend the Annual Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

C 1234567890   J N T

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MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE
140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND
MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND
MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

01FMSF

2012 Annual Meeting Admission Ticket

2012 Annual Meeting of Shareholders of
M/I Homes, Inc.
Tuesday, May 8, 2012, 9:00 a.m. Local Time
M/I Homes, Inc.
3 Easton Oval
Columbus, Ohio 43219

Upon arrival, please present this admission ticket
and photo identification at the registration desk.

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼



M/I HOMES
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Proxy — M/I Homes, Inc.

3 Easton Oval, Columbus, Ohio 43219

This Proxy is solicited on behalf of the Board of Directors of M/I Homes, Inc. for the Annual Meeting of Shareholders to be held May 8, 2012.

The undersigned hereby appoints Robert H. Schottenstein and J. Thomas Mason, and each of them, as proxies for the undersigned, with full power of substitution, to attend the Annual Meeting of Shareholders to be held at the offices of M/I Homes, Inc., 3 Easton Oval, Columbus, Ohio 43219, on Tuesday, May 8, 2012, at 9:00 a.m., local time, or any adjournment thereof, and to vote as indicated herein all Common Shares of M/I Homes, Inc. which the undersigned is entitled to vote at such Annual Meeting or any adjournment thereof, with all powers the undersigned would possess if personally present.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no directive is made and if permitted by applicable law, the Common Shares represented by this Proxy will be voted FOR the election of the director nominees identified in Proposal No. 1, FOR the approval of the compensation of the named executive officers of M/I Homes, Inc. (Proposal No. 2), FOR the approval of an amendment to the M/I Homes, Inc. 2009 Long-Term Incentive Plan (Proposal No. 3), and FOR the ratification of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2012 (Proposal No. 4). If any other matters are properly brought before the Annual Meeting of any adjournment thereof, or if a nominee for election as a director named in Proposal No. 1 is unable to serve or for good cause will not serve, the Common Shares represented by this Proxy will be voted in the discretion of the Proxies on such matters or for such substitute nominees as the Board of Directors may recommend.

The undersigned hereby acknowledges receipt of the Notice of the Annual Meeting of Shareholders, dated April 4, 2012, the Proxy Statement furnished therewith, and the M/I Homes, Inc. 2011 Annual Report to Shareholders, which includes the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011. Any proxy previously given to vote the Common Shares which the undersigned is entitled to vote at the 2012 Annual Meeting of Shareholders is hereby revoked.

**UNLESS VOTING ELECTRONICALLY OR TELEPHONICALLY, PLEASE COMPLETE, SIGN, DATE AND
RETURN THE PROXY CARD PROMPTLY IN THE ENCLOSED ENVELOPE.**

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting
The Notice of Annual Meeting of Shareholders, Proxy Statement, form of proxy and 2011 Annual Report to Shareholders
are available online at www.edocumentview.com/MHO.



M/I HOMES®
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IMPORTANT ANNUAL MEETING INFORMATION





Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas.

☒

Annual Meeting Proxy Card

▼ **PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

A **Proposals — The Board of Directors recommends a vote <u>FOR</u> the director nominees listed in Proposal No. 1, and <u>FOR</u> Proposal No. 2, Proposal No. 3 and Proposal No. 4.**



1. Election of Directors:

	For	Withhold			For	Withhold			For	Withhold
01 - Thomas D. Igoe	☐	☐		02 - J. Thomas Mason	☐	☐		03 - Sharen Jester Turney	☐	☐

	For	Against	Abstain			For	Against	Abstain
2. A non-binding, advisory resolution to approve the compensation of the named executive officers of M/I Homes, Inc.	☐	☐	☐	3. To approve an amendment to the M/I Homes, Inc. 2009 Long-Term Incentive Plan, including an increase in the number of shares available for issuance under the plan and reapproval of the material terms of the performance goals under the plan.	☐	☐	☐
4. To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the 2012 fiscal year.	☐	☐	☐				

B **Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below**

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		



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01FMTD



Proxy — M/I Homes, Inc.

3 Easton Oval, Columbus, Ohio 43219

This Proxy is solicited on behalf of the Board of Directors of M/I Homes, Inc. for the Annual Meeting of Shareholders to be held May 8, 2012.

The undersigned hereby appoints Robert H. Schottenstein and J. Thomas Mason, and each of them, as proxies for the undersigned, with full power of substitution, to attend the Annual Meeting of Shareholders to be held at the offices of M/I Homes, Inc., 3 Easton Oval, Columbus, Ohio 43219, on Tuesday, May 8, 2012, at 9:00 a.m., local time, or any adjournment thereof, and to vote as indicated herein all Common Shares of M/I Homes, Inc. which the undersigned is entitled to vote at such Annual Meeting or any adjournment thereof, with all powers the undersigned would possess if personally present.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no directive is made and if permitted by applicable law, the Common Shares represented by this Proxy will be voted FOR the election of the director nominees identified in Proposal No. 1, FOR the approval of the compensation of the named executive officers of M/I Homes, Inc. (Proposal No. 2), FOR the approval of an amendment to the M/I Homes, Inc. 2009 Long-Term Incentive Plan (Proposal No. 3), and FOR the ratification of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2012 (Proposal No. 4). If any other matters are properly brought before the Annual Meeting of any adjournment thereof, or if a nominee for election as a director named in Proposal No. 1 is unable to serve or for good cause will not serve, the Common Shares represented by this Proxy will be voted in the discretion of the Proxies on such matters or for such substitute nominees as the Board of Directors may recommend.

The undersigned hereby acknowledges receipt of the Notice of the Annual Meeting of Shareholders, dated April 4, 2012, the Proxy Statement furnished therewith, and the M/I Homes, Inc. 2011 Annual Report to Shareholders, which includes the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011. Any proxy previously given to vote the Common Shares which the undersigned is entitled to vote at the 2012 Annual Meeting of Shareholders is hereby revoked.

**UNLESS VOTING ELECTRONICALLY OR TELEPHONICALLY, PLEASE COMPLETE, SIGN, DATE AND
RETURN THE PROXY CARD PROMPTLY IN THE ENCLOSED ENVELOPE.**

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting
The Notice of Annual Meeting of Shareholders, Proxy Statement, form of proxy and 2011 Annual Report to Shareholders
are available online at www.edocumentview.com/MHO.